10/25


06017716

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sime Darby Berhad

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04968 FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 10/26/06


Sime Darby Berhad
(41759-M)
2006
Annual Report

The Sime Darby Group

Sime Darby Berhad is Malaysia's leading multinational and one of Southeast Asia's largest conglomerates. Founded in 1910, the Company has grown from a single company offering a single product and service in one country into a strong and dynamic international Group with a comprehensive range of business activities carried out by more than 28,000 employees in over 300 companies in more than 20 countries. Known for its financial and management capabilities, Sime Darby is listed on the Main Board of Bursa Malaysia Securities Berhad with a market capitalisation in excess of US$3.68 billion as at 30th June 2006.

Today, in addition to plantations, its original core business activity, Sime Darby is also a major player in the motor vehicle, heavy equipment, property, and energy & utilities industries. While the core businesses are located in Malaysia, the People's Republic of China (including Hong Kong SAR and Macau SAR), Singapore and Australia, the Group also operates in Negara Brunei Darussalam, Indonesia, Thailand, Vietnam, the Philippines, United Kingdom, New Zealand, the Solomon Islands, Papua New Guinea and New Caledonia.

Cover Rationale

The tree remains the most appropriate symbol of Sime Darby Berhad's strength and continuous growth, its deep roots a reflection of the solid foundation that the Company has established over the years as Malaysia's leading multinational and one of Southeast Asia's largest conglomerates, and its branches the Company's various core business groups. While the core businesses are involved in the day-to-day activities of reaching out to new prospects, potential growth and further achievements, they remain connected to the parent company through the Group Management Team led by the Group Chief Executive.

The cover of the Sime Darby Berhad 2006 Annual Report features a stylised tree mapped over a meeting in progress.

Contents

NOTICE IS HEREBY GIVEN that the Twenty-Eighth Annual General Meeting of Sime Darby Berhad will be held at Ballroom 3, First Floor, Sime Darby Convention Centre, No. 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur, Malaysia on Tuesday, 7th November 2006 at 11:30 a.m. for the following purposes:-

AS ORDINARY BUSINESS

a. To receive the Directors' Report and the Financial Statements for the year ended 30th June 2006 and the Auditors' Report thereon. (Resolution 1)

b To declare a final dividend for the year ended 30th June 2006. (Resolution 2)

c. To increase the annual remuneration fixed for the Non-Executive Directors from an amount not exceeding RM1,000,000 to an amount not exceeding RM1,500,000, in aggregate. (Resolution 3)

d. To consider and, if thought fit, pass the following resolutions pursuant to Section 129(6) of the Companies Act, 1965:-

(i) "That, pursuant to Section 129(6) of the Companies Act, 1965, Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya be re-appointed a Director of the Company to hold office until the conclusion of the next Annual General Meeting." (Resolution 4)

(ii) "That, pursuant to Section 129(6) of the Companies Act, 1965, Michael Wong Pakshong be re-appointed a Director of the Company to hold office until the conclusion of the next Annual General Meeting." (Resolution 5)

(iii) "That, pursuant to Section 129(6) of the Companies Act, 1965, Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali be re-appointed a Director of the Company to hold office until the conclusion of the next Annual General Meeting." (Resolution 6)

e. To elect the following Directors:-
Dato' Mohamed bin Sulaiman (Resolution 7)
Datuk Seri Panglima Andrew Sheng Len Tao (Resolution 8)

f. To re-elect the following Directors:-
Datuk Khatijah binti Ahmad (Resolution 9)
Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid (Resolution 10)

g. To re-appoint PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration. (Resolution 11)

AS SPECIAL BUSINESS

h. To consider and, if thought fit, pass the following Ordinary Resolution:-
Authority to Allot and Issue Shares pursuant to Section 132D of the Companies Act, 1965
"That, subject always to the Companies Act, 1965, the Articles of Association of the Company and the approvals of the relevant governmental/regulatory authorities, the Directors be and are hereby authorised, pursuant to Section 132D of the Companies Act, 1965, to allot and issue shares in the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares to be issued does not exceed ten per centum of the issued share capital of the Company for the time being." (Resolution 12)

i. To consider and, if thought fit, pass the following Ordinary Resolution:-
Proposed Share Buy-back
"That, subject to compliance with the Companies Act, 1965 and all other applicable laws, guidelines, rules and regulations, approval be and is hereby given to the Company to utilise up to an amount not exceeding RM1 billion from the retained profits and share premium account of the Company, to purchase such amount of ordinary shares of RM0.50 each in the Company as may be determined by the Directors of the Company from time to time through Bursa Malaysia Securities Berhad upon such terms and conditions as the Directors may deem fit and expedient in the interests of the Company provided that the aggregate number of shares to be purchased and/or held pursuant to this resolution does not exceed ten per centum of the issued and paid-up ordinary share capital of the Company;

And that, an amount not exceeding a total of RM1 billion, out of the Company's retained profits and share premium account be allocated for the proposed share buy-back, using internally generated funds;

And that, such authority shall commence upon the passing of this resolution, until the conclusion of the next Annual General Meeting of the Company, or the expiry of the period within which the next Annual General Meeting is required by law to be held, at which time the resolution shall lapse, or until the authority is revoked or varied by Ordinary Resolution of the shareholders of the Company in general meeting, whichever occurs first;

And that, authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or to cancel them and/or to resell them and/or to distribute them as share dividends;

And that, authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of stockbroking firms and the opening and maintaining of Central Depository Accounts designated as Share Buy-back Accounts) and to enter into any agreements, arrangements and guarantees with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities." (Resolution 13)

j. To consider and, if thought fit, pass the following Ordinary Resolution:-

Proposed Shareholders' Mandate for Recurrent Related Party Transactions

"That, subject to the Companies Act, 1965, the Memorandum and Articles of Association of the Company and the Listing Requirements of Bursa Malaysia Securities Berhad, approval be and is hereby given to the Company and/or its subsidiary companies to enter into all arrangements and/or transactions involving the interests of Directors, major shareholders or persons connected with the Directors and/or major shareholders of the Company and/or its subsidiary companies ("Related Parties") as specified in Section 2.1 of the Circular to Shareholders dated 12th October 2006, provided that such arrangements and/or transactions are:-

(i) recurrent transactions of a revenue or trading nature;
(ii) necessary for the day-to-day operations;
(iii) carried out in the ordinary course of business on normal commercial terms which are not more favourable to the Related Parties than those generally available to the public; and
(iv) are not to the detriment of the minority shareholders

(the "Mandate");

And that, the Mandate, unless revoked or varied by the Company in a general meeting, shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiry of the period within which the next Annual General Meeting is required to be held pursuant to Section 143(1) of the Companies Act, 1965 (but shall not extend to such extensions as may be allowed pursuant to Section 143(2) of the Act);

And further that the Directors of the Company be authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary to give effect to the Mandate." (Resolution 14)

By Order of the Board

Yeoh Poh Yew, Nancy
Group Secretary

Kuala Lumpur
12th October 2006

Note

A member of the Company entitled to attend and vote at this meeting is also entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company. A Form Of Proxy is enclosed herewith and should be completed and deposited at the office of the Share Registrar of the Company, Epsilon Registration Services Sdn Bhd at 312, 3rd Floor, Block C Kelana Square, 17 Jalan SS7/26, 47301 Petaling Jaya, Selangor Darul Ehsan, Malaysia, not less than 48 hours before the time fixed for the meeting.

EXPLANATORY NOTES ON SPECIAL BUSINESSES

(1) **Authority to Allot and Issue Shares pursuant to Section 132D of the Companies Act, 1965**

The Board continues to consider opportunities to broaden the operating base and earnings potential of the Company. If any of the expansion/diversification proposals involves the issue of new shares, the Directors, under present circumstances, would have to convene a general meeting to approve the issue of new shares even though the number involved may be less than ten per centum of the issued capital.

In order to avoid any delay and costs involved in convening a general meeting to approve such issue of shares, it is thus considered appropriate that the Directors be empowered, as proposed in Resolution 12, to allot and issue shares in the Company, up to an amount not exceeding in total ten per centum of the issued share capital of the Company for the time being, for such purpose. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(2) **Proposed Share Buy-back**

The proposed Resolution 13, if passed, will empower the Directors to purchase the Company's shares of up to ten per centum of the issued and paid-up share capital of the Company by utilising the funds allocated out of the retained profits and the share premium account of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

Based on the Company's audited financial statements for the year ended 30th June 2006, the Company's retained profits and share premium account stood at RM1,017.9 million and RM3,053.3 million respectively.

(3) **Proposed Shareholders' Mandate for Recurrent Related Party Transactions**

The proposed Resolution 14, if passed, will enable the Company and/or its subsidiaries to enter into recurrent transactions involving the interests of Related Parties, which are of a revenue or trading nature and necessary for the Group's day-to-day operations, subject to the transactions being carried out in the ordinary course of business and on terms not to the detriment of the minority shareholders of the Company.

Further information on the Proposed Share Buy-back and the Proposed Shareholders' Mandate for Recurrent Related Party Transactions is set out in the Share Buy-back Statement and Circular to Shareholders dated 12th October 2006, despatched together with the Company's 2006 Annual Report.

STATEMENT ACCOMPANYING THE NOTICE OF ANNUAL GENERAL MEETING

(1) **Directors who are standing for Re-appointment, Election and Re-election**

The Directors standing for re-appointment under Section 129(6) of the Companies Act, 1965, are:-

(a) Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya
(b) Michael Wong Pakshong
(c) Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali

The Directors standing for election are:-

(a) Dato' Mohamed bin Sulaiman
(b) Datuk Seri Panglima Andrew Sheng Len Tao

The Directors standing for re-election are:-

(a) Datuk Khatijah binti Ahmad
(b) Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid

The profiles of the above Directors are set out in the section entitled "Corporate Information" on pages 6 to 8. Their shareholdings in the Company and its subsidiaries are set out in the section entitled "Analysis Of Shareholdings" on pages 122 and 123.

(2) **Date, Time and Place of the Annual General Meeting**

The Twenty-Eighth Annual General Meeting of Sime Darby Berhad will be held as follows:-

Date : Tuesday, 7th November 2006
Time : 11:30 a.m.
Place : Ballroom 3, First Floor
Sime Darby Convention Centre
No. 1A, Jalan Bukit Kiara 1
60000 Kuala Lumpur
Malaysia

Revenue


20,000
15,000
10,000
5,000
0
10,971.5
11,817.1
12,053.1
13,717.8
14,903.5
18,645.7
20,162.1

RM Million

Net Profit


1,200
1,000
800
600
400
200
0
769.5
617.0
742.9
809.7
918.7
801.2
1,120.6

RM Million

Basic Earnings Per Share


50
40
30
20
10
0
33.1
26.5
31.9
34.8
39.4
33.7
46.1

Sen

Dividends Per Share - Net


25
20
15
10
5
0
17.0
17.1
17.0
19.1
20.1
20.1
23.3

Sen

RM Million	2006	2005	2004	2003	2002	2001	2000
Revenue	**20,162.1**	18,645.7	14,903.5	13,717.8	12,053.1	11,817.1	10,971.5
Profit Before Taxation	**1,642.2**	1,364.8	1,343.6	1,284.1	1,148.1	1,130.5	1,199.1
Net Profit	**1,120.6**	801.2	918.7	809.7	742.9	617.0	769.5
Shareholders' Funds	**8,803.8**	8,005.1	8,424.7	7,969.2	7,442.1	6,771.9	6,728.8
Sen Per Share							
Basic Earnings Per Share	**46.1**	33.7	39.4	34.8	31.9	26.5	33.1
Dividends Per Share – Net	**23.3**	20.1	20.1	19.1	17.0	17.1	17.0

BOARD OF DIRECTORS

Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid
P.M.N., S.P.M.P., D.G.S.M., S.S.M.T., S.P.N.S., S.P.D.K., S.S.S.A., D.P.C.M., S.I.M.P., P.N.B.S., S.P.M.T., J.M.N., S.M.P., P.J.K.
(Non-Independent Non-Executive Chairman)

Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya
P.S.M., S.S.D.K., D.S.D.K., J.M.N., J.S.D.
(Independent Non-Executive Deputy Chairman)

Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid
D.S.D.K.
(Group Chief Executive)

Tan Sri Abu Talib bin Othman
P.M.N., P.S.M., S.I.M.P., S.S.S.A., D.G.S.M., D.P.M.S., D.M.P.N., D.C.S.M., J.S.M., K.M.N., P.P.T.
(Non-Independent Non-Executive Director)

Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali
P.S.M., P.J.N., S.I.M.P., D.P.C.M., D.P.M.P., J.M.N., A.M.N.
(Non-Independent Non-Executive Director)

Datuk Khatijah binti Ahmad
P.J.N.
(Independent Non-Executive Director)

Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali
P.S.M.
(Non-Independent Non-Executive Director)

Michael Wong Pakshong
(Independent Non-Executive Director)

Dato' Mohamed bin Sulaiman
D.I.M.P, D.P.M.S., S.A.P.
(Independent Non-Executive Director)

Datuk Seri Panglima Andrew Sheng Len Tao
S.P.D.K., J.S.M.
(Independent Non-Executive Director)

SECRETARY

Yeoh Poh Yew, Nancy (Group Secretary)

AUDITORS

PricewaterhouseCoopers

REGISTERED OFFICE

21st Floor, Wisma Sime Darby,
Jalan Raja Laut,
50350 Kuala Lumpur, Malaysia.
Telephone: 603-2691 4122
Telefax: 603-2382 1075
Web Site: http://www.simedarby.com
E-Mail: enquiries@simedarby.com

SHARE REGISTRAR

Epsilon Registration Services Sdn. Bhd. (Company No. 629261-T)
312, 3rd Floor, Block C Kelana Square,
17, Jalan SS 7/26, 47301 Petaling Jaya,
Selangor Darul Ehsan, Malaysia.
Telephone: 603-7806 2116
Telefax: 603-7806 1261

TAN SRI DATO' SERI (DR.) AHMAD SARJI BIN ABDUL HAMID

YBhg. Tan Sri Dato' Seri (Dr.) Ahmad Sarji, 67, a Malaysian, is a Non-Independent Non-Executive Director and the Chairman of Sime Darby Berhad. He was appointed to the Board on 4th August 1998. Tan Sri Dato' Seri (Dr.) Ahmad Sarji is a graduate of the University of Malaya and The Institute of Social Studies, The Hague. Tan Sri Dato' Seri (Dr.) Ahmad Sarji also holds a Master in Public Administration degree from the Harvard University. He was formerly the Chief Secretary to the Government. Tan Sri Dato' Seri (Dr.) Ahmad Sarji is currently the Chairman of Permodalan Nasional Berhad, Golden Hope Plantations Berhad, NCB Holdings Berhad and Petaling Garden Berhad. He is also a member of the Board of Trustees of Yayasan Pelaburan Bumiputra. Tan Sri Dato' Seri (Dr.) Ahmad Sarji chairs the Executive Committee and the Nomination Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended six (6) out of the seven (7) Board Meetings held in the year ended 30th June 2006.

TUNKU TAN SRI DATO' SERI AHMAD BIN TUNKU YAHAYA

YM Tunku Tan Sri Dato' Seri Ahmad, 77, a Malaysian, is an Independent Non-Executive Director and the Deputy Chairman of Sime Darby Berhad. He was appointed to the Board on 4th January 1979. Tunku Tan Sri Dato' Seri Ahmad obtained his Bachelor of Economics degree (Honours) from the University of Bristol and is a Fellow of the Association of Chartered Certified Accountants, United Kingdom. He joined Dunlop Malaysian Industries Berhad in 1962 and served as Managing Director from 1973 until 1978 when he left to join Sime Darby Berhad. He was a director of Bank Negara Malaysia for 28 years before retiring in 1995. Tunku Tan Sri Dato' Seri Ahmad is currently the Chairman of Tractors Malaysia Holdings Berhad, icapital.biz Berhad and KLCC Property Holdings Berhad. Other Malaysian public companies in which he is a director are Kuala Lumpur City Centre Development Berhad and Kuala Lumpur City Park Berhad. Tunku Tan Sri Dato' Seri Ahmad is a member of the Executive Committee, the Nomination Committee and chairs the ESOS Committee and the Audit & Accounts Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended all of the seven (7) Board Meetings held in the year ended 30th June 2006.

DATO' AHMAD ZUBAIR @ AHMAD ZUBIR BIN HAJI MURSHID

YBhg. Dato' Ahmad Zubir, 49, a Malaysian, is a Non-Independent Executive Director and the Group Chief Executive of Sime Darby Berhad. He was appointed to the Board on 13th June 2004. Dato' Ahmad Zubir holds a degree in Industrial Engineering from the University of Wales. He has held many senior positions in the Sime Darby Berhad Group since joining the Group in 1981. Prior to his current appointment as the Group Chief Executive, he was the Managing Director of Continental Sime Tyre PJ Sdn Bhd (formerly known as DMIB Berhad) and the Divisional Director of Sime Darby Berhad's Heavy Equipment/Power and Allied Products Group. Other Malaysian public companies in which he is a director are Sime UEP Properties Berhad, Tractors Malaysia Holdings Berhad, Sime Engineering Services Berhad, SD Holdings Berhad, Sime Malaysia Region Berhad and Kuala Lumpur Golf & Country Club Berhad. Dato' Ahmad Zubir is a member of the Executive Committee, the ESOS Committee and the Risk Management Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended all of the seven (7) Board Meetings held in the year ended 30th June 2006.

TAN SRI ABU TALIB BIN OTHMAN

YBhg. Tan Sri Abu Talib, 67, a Malaysian, is a Non-Independent Non-Executive Director. He was previously an Independent Non-Executive Director and had on 1st March 2006 declared that he is no longer independent as he is acting as a nominee and representative of a major shareholder of the Company. He was appointed to the Board on 16th November 1998. Tan Sri Abu Talib qualified as a Barrister-at-law from Lincoln's Inn, United Kingdom and has served in various capacities in the Judicial and Legal service of the Government of Malaysia, including as Attorney-General of Malaysia. Tan Sri Abu Talib is currently the Chairman of British American Tobacco (Malaysia) Berhad, IGB Corporation Berhad, MUI Continental Insurance Berhad and CYL Corporation Berhad. He is also a director of Alliance Unit Trust Management Berhad and Alliance Capital Asset Management Sdn. Bhd.Tan Sri Abu Talib is a member of the Executive Committee, the Remuneration Committee and the Risk Management Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended all of the seven (7) Board Meetings held in the year ended 30th June 2006.

TAN SRI DATUK DR. AHMAD TAJUDDIN BIN ALI

YBhg. Tan Sri Datuk Dr. Ahmad Tajuddin, 58, a Malaysian, is a Non-Independent Non-Executive Director. He was previously an Independent Non-Executive Director and had on 1st March 2006 declared that he is no longer independent as he is acting as a nominee and representative of a major shareholder of the Company. He was appointed to the Board on 22nd June 2001. He holds a degree in Mechanical Engineering from King's College, University of London, a Ph.D in Nuclear Engineering from Queen Mary's College, University of London and an Honorary Degree of Doctor of Science from Universiti Putra Malaysia. Tan Sri Dr. Ahmad Tajuddin was formerly the Director-General of SIRIM and the Executive Chairman of Tenaga Nasional Berhad. He is a registered Professional Engineer with the Board of Engineers Malaysia, a fellow of the Institute of Engineers Malaysia and a Founding Fellow of the Malaysian Academy of Science. Tan Sri Dr. Ahmad Tajuddin is currently the Chairman of Malaysian Oxygen Berhad, Tronoh Consolidated Malaysia Berhad, Sime Engineering Services Berhad, Opus International Group plc. and Tricubes Berhad. He is also a director of Bangi Golf Berhad. Tan Sri Dr. Ahmad Tajuddin is a member of the Executive Committee, Audit & Accounts Committee and the Remuneration Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended all of the seven (7) Board Meetings held in the year ended 30th June 2006.

DATUK KHATIJAH BINTI AHMAD

YBhg. Datuk Khatijah, 66, a Malaysian, is an Independent Non-Executive Director. She was appointed to the Board on 13th September 1997. Datuk Khatijah is a graduate in Economics (Honours) from the London School of Economics and Political Science, University of London. She is the Chairman of the KAF group of companies, a financial services group which she founded in 1973. Other Malaysian public companies in which she is a director are KAF Discounts Berhad, KAF-Seagroatt & Campbell Berhad and Sime UEP Properties Berhad. Datuk Khatijah is a member of the Executive Committee, the Audit & Accounts Committee, the Remuneration Committee, the ESOS Committee and chairs the Risk Management Committee of the Board. She does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. She attended all of the seven (7) Board Meetings held in the year ended 30th June 2006.

RAJA TAN SRI MUHAMMAD ALIAS BIN RAJA MUHAMMAD ALI

YM Raja Tan Sri Muhammad Alias, 74, a Malaysian, is a Non-Independent Non-Executive Director. He was previously an Independent Non-Executive Director and had on 1st March 2006 declared that he is no longer independent as he is acting as a nominee and representative of a major shareholder of the Company. He was appointed to the Board on 16th November 1998. He graduated with a Bachelor of Arts (Honours) from University Malaya, Singapore and holds a Certificate in Public Administration from the Royal Institute of Public Administration, London. Raja Tan Sri Muhammad Alias has served in various capacities while in the Malaysian Government service including, as District Officer, Principal Assistant Secretary with the Ministry of Defence, State Development Officer, Pahang with the Ministry of National & Rural Development and Director General of the Federal Land Development Authority (FELDA). He was the Group Chairman of FELDA until his retirement in June 2001. He is currently the Chairman of Highlands & Lowlands Berhad. Other Malaysian public companies in which he is a director are Malayan Banking Berhad, Kuala Lumpur Kepong Berhad, Batu Kawan Berhad, Kumpulan Guthrie Berhad and Mayban Fortis Holdings Berhad. Raja Tan Sri Muhammad Alias is a member of the Audit & Accounts Committee, the Risk Management Committee and chairs the Remuneration Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended all of the seven (7) Board Meetings held in the year ended 30th June 2006.

MICHAEL WONG PAKSHONG

Mr. Wong, 75, a Singaporean, is an Independent Non-Executive Director. He was appointed to the Board on 15th April 1981. Mr. Wong is a Chartered Accountant and was formerly the Managing Director of the Monetary Authority of Singapore. Other Malaysian public companies in which he is a director are Great Eastern Capital (Malaysia) Berhad, Great Eastern Life Assurance (Malaysia) Berhad and Overseas Assurance Corporation (Malaysia) Bhd. Mr Wong is a member of the Nomination Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended six (6) out of the seven (7) Board Meetings held in the year ended 30th June 2006.

DATO' MOHAMED BIN SULAIMAN

YBhg. Dato' Mohamed, 67, a Malaysian, is an Independent Non-Executive Director. He was appointed to the Board on 26th October 2005. Dato' Mohamed is a Certified Public Accountant, Australia, and an associate member of the Institute of Chartered Secretaries & Administrators and the Malaysian Institute of Certified Public Accountants. He joined Sime Darby Berhad in 1982 as Finance Director of the Plantations Division. He served as Managing Director of Sime UEP Properties Berhad from 1985 to 1990 before returning to Consolidated Plantations Berhad as Managing Director. Dato' Mohamed retired from Sime Darby Berhad in 1993. He is currently the Executive Chairman of Redmax Sdn Bhd, a Class A Bumiputra construction company engaged in flood mitigation projects. Dato' Mohamed is a member of the Audit & Accounts Committee, Risk Management Committee and the ESOS Committee of the Board. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended three (3) out of the four (4) Board Meetings held from the date of his appointment on 26th October 2005 to 30th June 2006.

DATUK SERI PANGLIMA ANDREW SHENG LEN TAO

YBhg. Datuk Seri Panglima Andrew Sheng, 60, a Malaysian, is an Independent Non-Executive Director. He was appointed to the Board on 1st March 2006. Datuk Seri Panglima Andrew Sheng is a graduate in Economics (Honours) from the University of Bristol, England. He has served in various capacities in Bank Negara Malaysia, including as Chief Economist and Assistant Governor in charge of Bank and Insurance Regulations. He is currently a Director of the Hong Kong Institute of Monetary Research and a member of the Logistics Council, Hong Kong and a Convenor of the International Council of Advisers to the China Banking Regulatory Commission. He does not have any family relationship with any director and/or major shareholder of Sime Darby Berhad, nor any personal interest in any business arrangement involving the Company. He attended all of the two (2) Board Meetings held from the date of his appointment on 1st March 2006 to 30th June 2006.

The Board of Directors of Sime Darby Berhad is pleased to present the report on the Audit & Accounts Committee of the Board for the year ended 30th June 2006.

The Audit & Accounts Committee was established by a resolution of the Board on 12th October 1981.

Composition and Attendance

The Audit & Accounts Committee during the year comprised the Directors listed below. During the year ended 30th June 2006, the Committee met four (4) times on 26th August 2005, 28th November 2005, 27th February 2006 and 29th May 2006.

Members	Status of directorship	Attendance of meetings
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya (Chairman of the Committee)	Independent Non-Executive Director and a Certified Accountant	Attended 4 out of 4 meetings
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali	Non-Independent Non-Executive Director	Attended 4 out of 4 meetings
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	Non-Independent Non-Executive Director	Attended 4 out of 4 meetings
Datuk Khatijah binti Ahmad	Independent Non-Executive Director	Attended 4 out of 4 meetings
Dato' Mohamed bin Sulaiman (appointed on 16th February 2006)	Independent Non-Executive Director and a Certified Public Accountant	Attended 2 out of 2 meetings held from the date of his appointment to 30th June 2006

Terms of Reference

In performing their duties and discharging their responsibilities, the Audit & Accounts Committee is guided by the Terms of Reference of the Committee as follows:-

Membership

The Committee shall be appointed by the Board from amongst their number and shall consist of not less than three (3) members, a majority of whom shall be independent Directors and at least one of whom shall be a member of the Malaysian Institute of Accountants or fulfills such other requirements as prescribed in Chapter 15.10 of the Listing Requirements of Bursa Malaysia Securities Berhad. The Chairman of the Committee shall be an independent non-executive Director appointed by the Board.

Meetings and Minutes

Meetings shall be held not less than four (4) times a year and the Group Chief Executive, Group Chief Financial Officer, Group Head - Corporate Assurance and a representative of the external auditors shall normally be invited to attend the meetings. Other members of the Board may attend the meetings upon the invitation of the Committee. At least once a year, the Committee shall meet the external auditors without any executive present except the Group Secretary. The quorum shall be two (2) members, a majority of whom must be independent Directors. Minutes of each meeting shall be kept and distributed to each member of the Committee and of the Board. The Chairman of the Committee shall report on each meeting to the Board. The Secretary to the Committee shall be the Group Secretary.

Authority

The Committee is authorised by the Board:-

i. to investigate any activity within its terms of reference and shall have unrestricted access to both the internal and external auditors and to all employees of the Group;
ii. to have the resources in order to perform its duties as set out in its terms of reference;
iii. to have full and unrestricted access to information pertaining to the Group and the Company;
iv. to have direct communication channels with the internal and external auditors;
v. to obtain external legal or other independent professional advice as necessary; and
vi. to convene meetings with external auditors, without the attendance of any executive except the Group Secretary, whenever deemed necessary.

The Committee shall report to the Board of Directors on matters considered and its recommendations thereon, pertaining to the Group and the Company.

Responsibility

Where the Committee is of the view that a matter reported by it to the Board of Directors has not been satisfactorily resolved resulting in a breach of the Listing Requirements of Bursa Malaysia Securities Berhad, the Committee has the responsibility to promptly report such matter to Bursa Malaysia Securities Berhad.

Review of the Composition of the Committee

The term of office and performance of the Committee and each of the members shall be reviewed by the Board of Directors at least once every three (3) years to determine whether the Committee and its members have carried out their duties in accordance with their terms of reference.

Duties

The duties of the Committee are:-

a. to consider the appointment, resignation and dismissal of external auditors and the audit fees;
b. to review the nature and scope of the audit with the internal and external auditors before the audit commences;
c. to review the quarterly and annual financial statements of the Group and the Company focusing on the matters set out below, and thereafter to submit them to the Board:-
    - any changes in accounting policies and practices;
    - significant adjustments arising from the audit;
    - the going concern assumption;
    - compliance with accounting standards and regulatory requirements.
d. to discuss problems and reservations arising from the interim and final audits, and any matter the external auditors may wish to discuss;
e. to review the audit reports prepared by the internal and external auditors, the major findings and management's responses thereto;
f. to review the adequacy of the scope, functions and resources of the Group Corporate Assurance Department ("GCAD") and whether it has the necessary authority to carry out its work;
g. to consider the reports, major findings and management's response thereto on any internal investigations carried out by GCAD;
h. to review any appraisal or assessment of the performance of executives in GCAD;
i. to approve any appointment or termination of senior executives in GCAD;
j. to be informed of any resignation of executives in GCAD and to provide the resigning executive an opportunity to submit his/her reason for resignation;
k. to review the evaluation of the systems of internal control with GCAD;
l. to review the assistance given by the Group's and the Company's employees to the executives in GCAD;
m. to review related party transactions entered into by the Group and the Company to ensure that such transactions are undertaken on the Group's normal commercial terms and that the internal control procedures with regards to such transactions are sufficient;
n. to verify allocation of options pursuant to the employees' share option scheme is in compliance with the criteria for allocation of options under the scheme; and
o. any such other functions as may be agreed to by the Committee and the Board.

Summary of Activities of the Committee during the Year

In line with the terms of reference of the Committee, the following activities were carried out by the Committee during the year ended 30th June 2006 in the discharge of its functions and duties:-

a. review of the audit plans and scope for the year for the Group and the Company prepared by the internal and external auditors;
b. review of the audit reports for the Group and the Company prepared by the internal and external auditors and consideration of the major findings by the auditors and management's responses thereto;
c. review of the quarterly and annual reports of the Group and the Company prior to submission to the Board of Directors for consideration and approval;
d. review of the environmental, safety and health reports for the Group and the Company prepared by the internal auditors and consideration of their major findings and management's responses thereto;
e. review of the related party transactions entered into by the Group and the Company and the disclosure of such transactions in the annual report of the Company;
f. recommend to the Board the proposed dividend for the Company;
g. commissioning of special reviews on specific areas of operations;
h. review of the minutes of meetings of the audit committees of public listed and other major subsidiary companies in the Group;
i. meeting with the external auditors without any executives present except the Group Secretary;
j. review of the tax status of the companies in the Group;
k. review of the fees of the external auditors;
l. commissioning of an independent quality assessment review of the effectiveness of the Corporate Assurance function in the Group;
m. approval of the appointment and review performance appraisal of audit staff;
n. review of the list of eligible employees and the allocation of options to be offered to them by the Company pursuant to the Sime Darby Employees' Share Option Scheme; and
o. review of the Report on the Audit & Accounts Committee, Statement on Internal Control and Statement on Corporate Governance prior to their inclusion in the Company's Annual Report.

Internal and Management Audit Functions and Activities

The Company has an Internal and Management Audit Department which was reorganised during this year and renamed the Group Corporate Assurance Department ("GCAD"). The principal responsibility of GCAD is to undertake regular and systematic reviews of the systems of controls so as to provide reasonable assurance that such systems continue to operate satisfactorily and effectively in the Group and the Company. The renaming of the Department was to recognise the importance of the Audit Department and to better reflect the shift in emphasis from a compliance audit regime to one of business review. GCAD has been organised as a centralised department with direct control and supervision for the audit and business analysis functions across the Group. GCAD is also responsible for the conduct of regular and systematic reviews of environmental, safety and health issues in the Group and the Company. The attainment of such objectives involves the following activities being carried out by the Department:-

a. reviewing and appraising the soundness, adequacy and application of accounting, financial and other controls and promoting effective control in the Group and the Company at reasonable cost;
b. ascertaining the extent of compliance with established policies, procedures and statutory requirements;
c. ascertaining the extent to which the Group's and the Company's assets are accounted for and safeguarded from losses of all kinds;
d. appraising the reliability and usefulness of information developed within the Group and the Company for management;
e. recommending improvements to the existing systems of controls;
f. carrying out audit work in liaison with the external auditors to maximise the use of resources and for effective coverage of audit risks;
g. carrying out investigations and special reviews requested by management and/or the Audit & Accounts Committee of the Company;
h. carrying out environmental, safety and health audits on the Group and the Company;
i. identifying opportunities to improve the operations of and processes in the Group and the Company; and
j. carrying out analyses to determine the efficiency of businesses carried out by the Group.

Statement by the Audit & Accounts Committee

The Committee confirms that the allocation of options offered by the Company to eligible employees of the Group complies with the Bye-Laws of the Sime Darby Employees' Share Option Scheme.

This report is made in accordance with a resolution of the Board of Directors dated 29th August 2006.

1. **The Code**

The Malaysian Code on Corporate Governance ("Code") sets out principles and best practices on structures and processes that companies may use in their operations towards achieving the optimal governance framework.

The Board of Directors of Sime Darby Berhad ("Sime Darby" or "the Company") is supportive of the adoption of principles and best practices as enshrined in the Code throughout the Sime Darby Group. It is recognised that the adoption of the highest standards of governance is imperative for the protection and enhancement of stakeholders' value and the performance of the Group.

The Board is pleased to present the following report on the application of principles and compliance with best practices as set out in the Code.

2. **The Board of Directors**

The Board has the ultimate and overall responsibility for corporate governance, strategic direction and overseeing the investments of the Company. The Board meets on a scheduled basis at least five (5) times a year. When the need arises, Special Board Meetings are also convened. Among the topics for deliberation are the financial statements and results of the Company and its subsidiaries, operational activities, strategic and corporate initiatives as well as matters specifically reserved for the Board's decision. Reports by Board Committees are also presented and discussed at the Board Meetings.

During the year ended 30th June 2006, there were six (6) Board Meetings and one (1) Special Board Meeting. The following are the details of attendance of each Director in respect of meetings held:-

Members	No. of meetings attended	Percentage
Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid (Chairman)	6 out of 7	86%
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya (Deputy Chairman)	7 out of 7	100%
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	7 out of 7	100%
Tan Sri Abu Talib bin Othman	7 out of 7	100%
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali	7 out of 7	100%
Datuk Khatijah binti Ahmad	7 out of 7	100%
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	7 out of 7	100%
Michael Wong Pakshong	6 out of 7	86%
Dato' Mohamed bin Sulaiman (appointed on 26th October 2005)	3 out of 4	75%
Datuk Seri Panglima Andrew Sheng Len Tao (appointed on 1st March 2006)	2 out of 2	100%
Dr. David Li Kwok Po (retired on 25th October 2005)	2 out of 3	67%

3. **Board Balance**

The Board as at the date of this statement consists of ten (10) members. Nine (9) are non-executive Directors (including the Chairman) and one (1) is an executive Director. Five (5) of the ten (10) Directors are independent as defined under the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities Listing Requirements"). The independent Directors are:-

(i) Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya
(ii) Datuk Khatijah binti Ahmad
(iii) Michael Wong Pakshong
(iv) Dato' Mohamed bin Sulaiman
(v) Datuk Seri Panglima Andrew Sheng Len Tao

There is optimum board balance and compliance with the independent directors criteria set out under the Bursa Securities Listing Requirements. Together, the Directors with their wide experiences in both the public and private sectors and diverse academic backgrounds provide a collective range of skills, expertise and experience which is vital for the successful direction of the Group. A brief profile of each Director is presented on pages 7 and 8.

There is a distinct and clear division of responsibility between the Chairman and the Group Chief Executive to ensure that there is a balance of power and authority. The role of the Chairman and the Group Chief Executive are separated and clearly defined. The Chairman is responsible for ensuring Board effectiveness and conduct whilst the Group Chief Executive has overall responsibilities over the operating units, organisational effectiveness and implementation of Board policies and decisions. The presence of independent non-executive Directors fulfils a pivotal role in corporate accountability. Although all the Directors have equal responsibility for the Group's operations, the role of these independent non-executive Directors is particularly important as they provide unbiased and independent views, advice and judgement to take account of the interests, not only of the Group, but also of shareholders, employees, customers, suppliers and the many communities in which the Group conducts business.

4. **Supply of Information**

Prior to Board Meetings, all Directors receive the agenda and a set of Board papers containing information relevant to the matters to be deliberated at the meetings. These are issued in sufficient time to enable the Directors to obtain further information or research, where necessary, in order to be properly prepared before the meeting. The Board papers include, among others, the following:-

(i) quarterly financial report and a report on the Group's cash and borrowings position;
(ii) minutes of meetings of the Group Management Committee;
(iii) minutes of meetings of all Committees of the Board;
(iv) quarterly risk management updates;
(v) annual business plan; and
(vi) shareholding structure and composition of the Company.

In addition, there is a schedule of matters reserved specifically for the Board's decision, including the approval of corporate plans and annual budgets, acquisitions and disposals of undertakings and properties of a substantial value, major investments and financial decisions, and changes to the management and control structure within the Group, including key policies and procedures and delegated authority limits.

All the Directors have direct access to the advice and services of the Group Secretary whether as a full board or in their individual capacity, in the furtherance of their duties. The Directors are regularly updated on new statutory as well as regulatory requirements relating to the duties and responsibilities of Directors. Directors whether acting as a full board or in their individual capacity may obtain independent professional advice in the furtherance of their duties, at the Company's expense.

5. **Board Committees**

To assist the Board in discharging its duties, various Board Committees were established. The functions and terms of references of the Board Committees are clearly defined and, where applicable, comply with the recommendations of the Code.

a. **Executive Committee**

The Executive Committee is delegated with such powers to ensure the smooth and effective running of the Company. The Executive Committee, as a general rule, meets on a monthly basis except for the months in which the Board meets. During the year ended 30th June 2006, five (5) meetings were held. The members of the Executive Committee during the year, and their attendance at the meetings, were as follows:-

Members	No. of meetings attended	Percentage
Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid (Chairman)	5 out of 5	100%
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya	4 out of 5	80%
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	5 out of 5	100%
Tan Sri Abu Talib bin Othman	5 out of 5	100%
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali (appointed on 30th August 2005)	4 out of 4	100%
Datuk Khatijah binti Ahmad (appointed on 1st March 2006)	1 out of 1	100%
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali (ceased as member on 28th February 2006)	4 out of 4	100%

b. **Audit & Accounts Committee**

The Audit & Accounts Committee reviews issues of accounting policy and presentation for external financial reporting, monitors the work of the internal audit function and ensures an objective and professional relationship is maintained with the external auditors. Its principal function is to assist the Board in maintaining a sound system of internal control. The Committee has full access to the auditors both internal and external who, in turn, have access at all times to the Chairman of the Committee. The Committee meets with the external auditors without any executive present except for the Group Secretary, at least once a year.

In line with good corporate governance practice, the executive Director is not a member of the Audit & Accounts Committee.

The report on the Audit & Accounts Committee is presented on pages 9 to 11.

c. **Remuneration Committee**

The Remuneration Committee is responsible for developing the Group's remuneration policy and determining the remuneration packages of executive employees of the Sime Darby Group, including that of its public listed subsidiaries. The Committee recommends to the respective Boards of Sime Darby and its subsidiaries, the remuneration to be paid to each non-executive Director for his services as a member of the Board as well as Committees of the Board.

The Remuneration Committee is made up entirely of non-executive Directors. During the year ended 30th June 2006, four (4) meetings were held and the attendance of the members at the meetings, were as follows:-

Members	No. of meetings attended	Percentage
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali (Chairman)	4 out of 4	100%
Tan Sri Abu Talib bin Othman	4 out of 4	100%
Datuk Khatijah binti Ahmad	4 out of 4	100%
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali (appointed on 30th August 2005)	2 out of 2	100%

d. **Nomination Committee**

The Nomination Committee has been charged with identifying and recommending new nominees to the Boards as well as committees of the Boards of Sime Darby and its public listed subsidiaries and major subsidiaries. However, all decisions on appointments are made by the respective Boards after considering the recommendations of the Committee.

During the year ended 30th June 2006, four (4) meetings were held. The members of the Nomination Committee during the year, all of whom are non-executive Directors and two-thirds of them are independent, and their attendance at the meetings, were as follows:-

Members	No. of meetings attended	Percentage
Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid (Chairman)	4 out of 4	100%
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya (appointed on 30th August 2005)	3 out of 3	100%
Michael Wong Pakshong (appointed on 1st March 2006)	2 out of 2	100%
Dr. David Li Kwok Po (ceased as member on 25th October 2005)	0 out of 1	0%
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali (ceased as member on 28th February 2006)	2 out of 2	100%

Other duties and responsibilities of the Nomination Committee include:-

(i) to assess the effectiveness of the Board of Directors, the committees of the Board and each individual Director of Sime Darby and its subsidiary companies;
(ii) to consider and recommend measures to upgrade the effectiveness of the Board and committees of the Board of Sime Darby and its subsidiary companies;
(iii) to annually review the required mix of skills and experience and other qualities, including core competencies, which non-executive Directors should bring to the Board;
(iv) to consider and recommend a policy regarding the period of service of executive and non-executive Directors;
(v) to consider and recommend solutions on issues of conflict of interest affecting Directors; and
(vi) to evaluate and determine the training needs of Directors.

e. **ESOS Committee**

The ESOS Committee was established to administer the Sime Darby Employees' Share Option Scheme in accordance with the Bye-Laws approved by the shareholders of the Company. The present ESOS Scheme (ESOS 2001/2008) was implemented on 10th December 2001 and is governed by the Bye-Laws that were approved by the shareholders on 6th November 2001. During the year ended 30th June 2006, one (1) meeting was held. The members of the ESOS Committee during the year, and their attendance at the meeting, were as follows:-

Members	No. of meetings attended	Percentage
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya (Chairman)	1 out of 1	100%
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	1 out of 1	100%
Datuk Khatijah binti Ahmad	0 out of 1	0%
Dato' Mohamed bin Sulaiman (appointed on 26th October 2005)	1 out of 1	100%
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali (ceased as member on 30th August 2005)	*	N/A

* no meetings were held from 1st July 2005 to the date of his cessation as member.

f. **Risk Management Committee**

The Risk Management Committee was established with the primary responsibility of ensuring the effective functioning of the integrated risk management function within the Sime Darby Group. The Committee meets at least once every quarter and as and when required to review specific matters.

During the year ended 30th June 2006, six (6) meetings were held. The members of the Risk Management Committee during the year, of whom the Chairman is an independent non-executive Director, and their attendance at the meetings, were as follows:-

Members	No. of meetings attended	Percentage
Datuk Khatijah binti Ahmad (appointed as Chairman on 28th February 2006)	6 out of 6	100%
Tan Sri Abu Talib bin Othman* (ceased to be Chairman on 28th February 2006 but remains as a member)	6 out of 6	100%
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	6 out of 6	100%
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	6 out of 6	100%
Dato' Mohamed bin Sulaiman (appointed on 28th February 2006)	1 out of 2	50%

* In accordance with the Terms of Reference of the Risk Management Committee, Tan Sri Abu Talib bin Othman stepped down as Chairman of the Committee as he ceased to be an Independent Non-Executive Director of the Company.

The duties of the Risk Management Committee are:-

(i) to provide oversight, direction and counsel to the risk management process;
(ii) to establish risk management guidelines;
(iii) to evaluate the structure for the Group risk management, risk management processes and support system;
(iv) to consider the quarterly report on risks, major findings and management responses thereto on material issues, changing environments and required changes in risk management programmes;
(v) to carry out risk evaluation on:-
- all capital expenditure proposals by the Company and its subsidiaries exceeding a certain limit,
- any business ventures into new areas of business and any investment outside of Malaysia, and
- any transaction which carries exceptional terms, conditions or obligations including contingent obligations;

(vi) to review and approve action and contingency plans developed to mitigate key risks; and
(vii) to advise the Board on risk related issues and recommend strategies, policies and risk tolerance for Board approval.

g. **Consultative Committees**

For each business division (each a "Division") forming part of the Sime Darby Group, the Board of Sime Darby has established a Consultative Committee to assist the Board in the oversight of the Division.

The Consultative Committees comprise the relevant management executives involved in the management of the companies within that Division and certain non-executive Directors identified by the Board based on the recommendation by the Nomination Committee. The members of the Consultative Committees are guided by the Terms of Reference which include the following duties and responsibilities:-

(i) to contribute to corporate strategy development of the Division. The Consultative Committee will assist to streamline strategies and in the process bring objectivity and breadth of judgment to the strategic planning process and the implementation of such strategies;
(ii) to assist in reviewing the conduct and performance of the Division's businesses and the performance of the Division;
(iii) to identify principal risks and to ensure the implementation of appropriate systems to manage these risks and to achieve a proper balance between risks accepted and potential returns to shareholders;
(iv) to review the adequacy and the integrity of the internal control systems and management information systems of the companies in the Division including systems for compliance with applicable laws, regulations, rules, directives and guidelines and to ensure that there is a satisfactory framework of reporting on internal financial controls and regulatory compliance;
(v) to review audit reports prepared by the internal and external auditors with respect to the companies (other than the public listed companies) within the Division; and
(vi) to adhere to and to apply the principles of good corporate governance and best practices.

6. **Appointments to the Board and Re-election of Directors**

There is in place a formal and transparent procedure for the appointment of new Directors to the Board. The proposed appointment of new member(s) of the Board as well as the proposed re-appointment or re-election of Directors seeking re-appointment or re-election at the Annual General Meeting, are recommended by the Nomination Committee to the Board for their approval. The Board makes the final decision on appointment.

In accordance with the Company's Articles of Association, all Directors who are appointed by the Board are subject to election by shareholders at the next Annual General Meeting after their appointment. Directors over seventy (70) years of age are required to submit themselves for re-appointment by shareholders annually in accordance with Section 129(6) of the Companies Act, 1965. In accordance with the Articles of Association, at least one-third of the remaining Directors are required to submit themselves for re-election by rotation at each Annual General Meeting.

For new Directors, there is a familiarisation programme in place, including visits to the Group's businesses and meetings with senior management as appropriate, to facilitate their understanding of the Group's businesses.

The Group Secretary ensures that all appointments are properly made, that all necessary information are obtained from the Directors, both for the Company's own records and for the purposes of meeting statutory obligations, as well as obligations arising from the Bursa Securities Listing Requirements or other regulatory requirements. The Board will periodically examine the effectiveness of its present size in discharging its duties.

7. **Directors' Remuneration**

The objective of the Company's policy on Directors' remuneration is to attract and retain the Directors of the calibre needed to run the Group successfully. In the case of the executive Director, the component parts of the remuneration are structured so as to link rewards to corporate and individual performance. Performance is measured against profits and other targets set from the Company's annual budget and plans, and from returns provided to shareholders. In the case of non-executive Directors, the level of remuneration reflects the experience and level of responsibilities undertaken by the particular non-executive Director concerned.

The Remuneration Committee recommends to the Board the framework of the executive Director's remuneration and the remuneration package for the executive Director. It is, nevertheless, the ultimate responsibility of the entire Board to approve the remuneration of the executive Director.

The annual remuneration payable to the non-executive Directors has been fixed by the shareholders of the Company at an amount not exceeding, in aggregate, RM1,000,000. Shareholders' approval will be sought at the forthcoming Annual General Meeting of the Company which will be held on 7th November 2006 for the increase in the annual remuneration for non-executive Directors from an amount not exceeding RM1,000,000 to an amount not exceeding RM1,500,000, in aggregate. The determination of the fees of each non-executive Director is decided by the Board as a whole. The Company reimburses reasonable expenses incurred by these Directors in the course of their duties as Directors.

The remuneration package comprises the following elements:-

(i) Fees and Meeting Allowances

The fees payable to each of the non-executive Directors is determined by the Board as authorised by the shareholders of the Company. All non-executive Directors are paid meeting allowances as determined by the Board to reimburse them for expenses incurred for attendance at Board meetings.

(ii) Basic Salary

The basic salary for the executive Director is recommended by the Remuneration Committee, taking into account the performance of the individual, the consumer price index and information from independent sources on the rates of salary for similar positions in other comparable companies. The salary is reviewed annually.

(iii) Bonus Scheme

The Group operates a bonus scheme for all employees, including the executive Director. The criteria for the scheme is dependent on various performance measures of the Group, together with an assessment of their performance during the period. Bonus payable to the executive Director is approved by the Remuneration Committee.

(iv) Benefits-in-kind

Other customary benefits (such as private medical care, car, etc.) are made available as appropriate.

(v) Retirement Arrangements

The Company contributes 16% of the executive Director's monthly salary to the Employees Provident Fund.

(vi) Service Contract

The Group Chief Executive has a three-year service contract with the Company. The notice period for termination of his employment is three (3) months on either side.

(vii) Directors' Share Options

The movement in Directors' share options during the year ended 30th June 2006 is set out on page 56.

The aggregate remuneration of the Directors of the Company categorised into the appropriate components are as follows:-

	Group RM'000	Company RM'000
Executive Director		
Salary and other remuneration	1,212	1,212
Benefits-in-kind	148	148
Non-Executive Directors		
Fees	1,215	1,013
Other remuneration	91	91
Benefits-in-kind	4	4

The aggregate remuneration of Directors of the Company for the financial year ended 30th June 2006, in respective bands of RM50,000 are as follows:-

Range of Remuneration	Number of Directors
Executive Director	
RM1,350,001 to RM1,400,000	1
Non-Executive Directors	
<RM50,000	1
RM50,001 to RM100,000	1
RM100,001 to RM150,000	2
RM150,001 to RM200,000	3
RM200,001 to RM250,000	2

8. **Directors' Training**

All the Directors have attended the Mandatory Accreditation Programme prescribed by Bursa Malaysia Securities Berhad. They also continued to attend other education programmes and seminars to keep abreast with developments in the market place.

The Company has on an ongoing basis identified conferences and seminars which will be beneficial to the Directors. The Company also organises in-house training programmes locally and regionally, facilitated by industry experts, for Directors of listed companies in the Group and senior management.

A Directors' Development Programme was held at the Sime Darby Convention Centre from 6th to 7th February 2006 and participated by the Sime Darby Board, the Directors of the Group's public listed subsidiaries, members of the Management Committee and other senior executives of the Company.

The training programmes, seminars and briefings attended by the Directors during the year ended 30th June 2006 include:-

On Financial Reporting
- Financial Reporting Standards Awareness
- Off-Balance Sheet Items, Offshore Accounts & Derivatives

On Corporate Governance
- Expanding the Pillars of Corporate Governance
- Making Corporate Boards more effective

On Other Areas
- Presentation on the 9th Malaysia Plan by Datuk Seri Panglima Andrew Sheng Len Tao
- Strategy Execution - Your Competitive Advantage for Surviving into the Future
- Forum on Commonwealth Business/Head of Governments, Malta
- Forum on Perdana Global Peace

9. **Investor Relations and Shareholders Communication**

The Board acknowledges the need for shareholders to be informed of all material business matters affecting the Company. The Company has an Investor Relations Unit which provides a platform for two-way communication between the Company and the shareholders and investors. In addition to various announcements made during the year, the timely release of financial results on a quarterly basis provides shareholders with an overview of the Group's performance and operations. A press conference and an analysts' briefing are held after the quarterly financial results are released to Bursa Malaysia Securities Berhad. Summaries of the financial results are advertised in daily newspapers and copies of the full announcement are supplied to shareholders and members of the public upon request.

The Company has been using the Annual General Meeting, usually held in October/November each year, as a means of communicating with shareholders. Shareholders who are unable to attend are allowed to appoint proxies to attend and vote on their behalf. Members of the Board as well as the external auditors of the Company are present to answer questions raised at the meeting. Shareholders are welcome to raise queries by contacting the Company at any time throughout the year and not just at the Annual General Meeting.

There has always been a reasonable turnout at the Company's Annual General Meeting and about 900 shareholders attended the meeting held in 2005.

In addition, shareholders can obtain up-to-date information on the Group's various activities by accessing its website at www.simedarby.com. Press releases and the latest quarterly results announcement of the Company can also be found on this site.

Any queries or concerns regarding the Sime Darby Group may be conveyed to the following persons:-

i. Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya, Senior Independent Director
Telephone number : 603-2691 4122 extension 2266
Facsimile number : 603-2711 0139

ii. Yeoh Poh Yew, Nancy, Group Secretary
Telephone number : 603-2691 4122 extension 2268
Facsimile number : 603-2382 1075

iii. Mohamad Hishammudin bin Hamdan, Group Head-Strategy
Telephone number : 603-2691 4122 extension 2112
Facsimile number : 603-2713 5935

10. Financial Reporting

In presenting the annual financial statements and quarterly announcement of results to shareholders, the Directors aim to present a balanced and understandable assessment of the Group's financial position and prospects.

The Directors consider that in preparing the financial statements, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates. All accounting standards which the Board considers to be applicable have been followed, subject to any explanations for material departures disclosed in the notes to the financial statements.

11. Internal Control

The Code requires the Board to maintain a sound system of internal control to safeguard shareholders' investment and the Group's assets. The Group's inherent system of internal control is designed to provide reasonable assurance but not absolute assurance against the risk of material errors, fraud or losses occurring.

The Statement on Internal Control which provides an overview of the state of internal control is set out on pages 20 and 21. The internal audit function of the Group which rests with the Group Corporate Assurance Department is described in the Report on the Audit & Accounts Committee on pages 9 to 11.

12. Relationship with the Auditors

Through the Audit & Accounts Committee, the Board has established transparent and appropriate relationships with the Group's auditors, both external and internal. The Committee meets with the external auditors without any executive present, except for the Group Secretary, at least once a year.

The non-audit fees paid to external auditors during the year ended 30th June 2006 amounted to RM4.3 million (2005: RM3.1 million).

13. Corporate Social Responsibility ("CSR")

Throughout the financial year ended 30th June 2006, the Group has continued to carry out its CSR through programmes which include scholarships, donations and environmentally-sound land management practices.

The Yayasan Sime Darby ("Yayasan"), which was set up in June 1982 has provided financial assistance to more than 500 Malaysians in realising their academic goals in some of the best education institutions in the world. The Yayasan also extends scholarship awards to Sime Darby Group employees' children who are pursuing their studies at institutions of higher learning.

Other education-related programmes sponsored by Yayasan include the Anugerah Pelajar Cemerlang Sekolah-Sekolah Teknik Di Malaysia, Skim Anak Angkat Yayasan Pelajaran MARA, Skim Anak Angkat Bekas Perajurit and the Annual Wolfson Leadership Programme conducted by Wolfson College, Cambridge, for senior officials from the Armed Forces and the Civil Service.

Charitable contributions in the form of cash or kind, remain an essential part of Sime Darby's CSR programme. During the year, the Group has donated RM1.2 million to the Cancer Research Initiatives Foundation ("CARIF"). The Group will continue to support CARIF in its quest in pioneering research on cancer. During the year, the Group has also provided contributions to other causes including Persatuan Sindrom Down Malaysia, Perdana Leadership Foundation and Persatuan Bencana Alam Negeri Kedah.

On Environmental, Safety and Health, Sime Plantations Sdn Bhd ("Sime Plantations"), a wholly-owned subsidiary of Sime Darby, carries out the replanting of palms using the zero-burning technique where old oil palm stands are felled, chipped and left to decompose in situ. This technique, which is regulated under the Environmental Quality (Clean Air) Regulations 1978, is designed to totally overcome the smoke pollution commonly associated with land clearing via slash-and-burn and to return all organic matter to the soil. Sime Plantations also practices integrated pest management which uses a combination of both biological and cultural practices to reduce dependency on chemicals in day-to-day operations. In line with the Group's commitment towards environment and social responsibility, Sime Plantations no longer uses paraquat to suppress the growth of noxious weeds.

14. Conclusion

Sime Darby has been in compliance with the Code during the financial year under review save for the disclosure of details of the remuneration of each Director. The Company complies with the disclosure requirements under the Bursa Securities Listing Requirements i.e. disclosure of Directors' Remuneration by applicable bands of RM50,000. The Board is of the view that the transparency and accountability aspects of Corporate Governance as applicable to Directors' Remuneration are appropriately served by the band disclosure made on page 17.

This statement is made in accordance with a resolution of the Board of Directors dated 29th August 2006.

Responsibility

The Board of Directors acknowledges responsibility for maintaining a sound system of internal control and for reviewing its adequacy and integrity. The system of internal control designed to safeguard shareholders' investment and the Group's assets, by its nature can only manage rather than eliminate the risk of failure to achieve business objectives, and inherently can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board has established procedures to implement in full the recommendations of the "Statement on Internal Control: Guidance for Directors of Public Listed Companies" for the Company and its subsidiaries. These procedures are intended to provide an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, excluding associated companies and joint ventures which have not been dealt with as part of the Group. The procedures, which were in place during the financial year ended 30th June 2006, are subject to regular review by the Board of Directors.

For the financial year under review, the Board is satisfied that the system of internal control was generally satisfactory. Where exceptions were noted, they were not material in the context of this report and corrective actions have been taken.

Risk Management

Risk policy

Risk management is regarded by the Board of Directors to be an integral part of the business operations. Management is responsible for creating a risk-aware culture and for building the necessary knowledge for risk management. They also have the responsibility for managing risks and internal control associated with the operations and ensuring compliance with applicable laws and regulations.

The main underlying principles of the Group's policy are:

- Informed risk management is an essential element of the Group's business strategy
- Effective risk management provides greater assurance that the Group's vision and strategy will be achieved without surprises
- Each Division (and each business unit therein) is expressly responsible for managing the risks associated with its business and investment objectives
- All material risks are to be identified, analysed, treated, monitored and reported.

The implementation of the policy and risk management framework that includes the strategy, culture, people and technology is the responsibility of the Group Chief Executive and members of the Management Committee.

Risk reporting

The Group's risk management framework provides for regular review and reporting. The reports include an assessment of the degree of risk, an evaluation of the effectiveness of the controls in place and the requirements for further controls. The key elements of the process are:

- Presentation of a summary of significant risks to the Board of Directors on a quarterly basis
- Reporting of significant risks by subsidiaries in their annual management plan
- Reporting of significant risks by Divisions to Sime Darby Berhad on a quarterly basis
- Review and discussion of key risks during the management meetings of the business units
- Review and discussion of key risks for each significant investment considered by the Risk Management Committee.

Control structure and environment

The Board of Directors is committed to maintaining a strong control structure and environment for the proper conduct of the Group's business operations. The key elements are:

Operating structure with clearly defined lines of responsibility and delegated authority

The operating structure includes defined delegation of responsibilities to the committees of the Board, the management of Group Head Office and the operating units.

Independence of the Audit & Accounts Committee

The Audit & Accounts Committee comprises non-executive members of the Board, with the majority being independent directors. The Committee has full access to both internal and external auditors and it meets with the external auditors without any executive present, except for the Group Secretary, at least once a year.

Written policies and procedures on the limits of delegated authority
The limits of delegated authority are clearly defined and set out in the Group Policies and Authorities ("GPA") and the Divisional/Operating Unit Standard Operating Procedures. These policies and procedures are reviewed regularly and updated when necessary. In early 2006, a revised set of GPA was issued to all executives and road-shows were conducted throughout the Group to facilitate awareness and compliance.

Corporate values
Corporate values, which emphasize ethical behaviour, are set out in the GPA.

Comprehensive information system
This information system includes preparation and submission of annual management plans, budgets and other information to the Board of Directors. Budgets prepared by operating units are regularly updated and explanation of variances is incorporated in the monthly management reports. The Sime Darby Management Committee comprising the Group Chief Executive, the Group Chief Financial Officer and all Divisional directors review the performance and results of operating units on a monthly basis.

Employee competency
Emphasis is placed on the quality and abilities of employees with continuing education, training and development being actively encouraged through a wide variety of schemes and programmes.

Corporate Assurance
Previously known as Internal and Management Audit Department, the Group Corporate Assurance Department ("GCAD") has expanded its role to include business analyses on top of its internal audit function. The GCAD function, which reports directly to the Audit & Accounts Committee, conducts business reviews and analyses, reviews on systems of control and the effectiveness of the processes that management has in place to identify, manage and report risks. The GCAD is adequately staffed by employees who are qualified to carry out their work.

Board Risk Management Committee
To demonstrate the Group's commitment to risk management, a Board Risk Management Committee was established on 24th August 2004 and a Group Chief Risk Officer was appointed in January 2005. The Group Chief Risk Officer reports to the Group Chief Executive and has reporting responsibilities to the Board Risk Management Committee. A system of reporting by operating units has been established and such reports are subject to review and challenge quarterly by the Group Chief Risk Officer. The Risk Management Committee reviews the significant risks from these reports every quarter. In addition, workshops and briefings have been extensively conducted throughout the Group on Risk Management and on the GPA to all executives including those in newly acquired subsidiaries.

Monitoring and review of the effectiveness of the system of internal control
The processes adopted to monitor and review the effectiveness of the system of internal control are:

- regular confirmation by the chief executive officer and chief financial officer of the respective operating units on the effectiveness of the system of internal control, highlighting any weaknesses and changes in risk profile. The same confirmation is provided by the Group Chief Executive and Group Chief Financial Officer to the Board annually.
- the Control Self-Assessment ("CSA"), which was implemented in 2004, is continuously carried out during the year by selected operating units using the questionnaire approach. The focus of the CSA is to ascertain level of compliance to procedures.
- periodic examination of business processes and the state of internal control including control over quality, environmental, safety and health issues by the CA function. Reports on the reviews carried out by the CA function are submitted on a regular basis to the management and the Audit & Accounts Committee.

The monitoring, review and reporting arrangements in place give reasonable assurance that the structure of controls and its operations are appropriate to the Group's operations and that risks are at an acceptable level throughout the Group's businesses. Such arrangements, however, do not eliminate the possibility of human error or deliberate circumvention of control procedures by employees and others.

This statement is made in accordance with a resolution of the Board of Directors dated 29th August 2006.

Statement On Directors' Responsibility

The Directors are required by the Companies Act, 1965 ("the Act") to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group and the Company at the end of the year and the results of the Group and the Company for the year. As required by the Act and the Listing Requirements of Bursa Malaysia Securities Berhad, the financial statements have been prepared in accordance with the Malaysian Accounting Standards Board approved accounting standards in Malaysia and the provisions of the Act.

The Directors consider that in preparing the financial statements for the year ended 30th June 2006 set out on pages 58 to 112, the Group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates. The Directors have responsibility for ensuring that the Group and the Company keep accounting records which disclose with reasonable accuracy the financial position of the Group and the Company and enable them to ensure that the financial statements comply with the Act. The Directors have the general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

This statement is made in accordance with a resolution of the Board of Directors dated 29th August 2006.

Chairman's Statement & Group Chief Executive's Message

Chairman's Statement



Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid
Chairman

On behalf of the Board of Directors of Sime Darby Berhad ("Sime Darby"), it is my pleasure to present the Annual Report, incorporating the Financial Statements of the Group and the Company for the year ended 30th June 2006.

Changes to the Board of Directors

The Group would like to take this opportunity to welcome two new Independent Non-Executive Directors, Dato' Mohamed bin Sulaiman and Datuk Seri Panglima Andrew Sheng Len Tao who were appointed on 26th October 2005 and 1st March 2006 respectively. The additions will strengthen the Board given their strong local and international experience.

The Group would also like to highlight the changes to the positions of certain Board members. Tan Sri Abu Talib bin Othman, Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali and Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali have all now assumed new roles as Non-Independent Non-Executive Directors from their former roles as Independent Non-Executive Directors.

Financial Highlights

(Amounts in RM million)	2006	%	2005	%
Plantations	**249.8**	**14.6**	272.8	17.3
Property	**229.5**	**13.4**	325.7	20.7
Heavy Equipment	**570.2**	**33.3**	457.8	29.1
Motor Vehicles	**360.0**	**21.0**	300.0	19.0
Energy & Utilities	**296.7**	**17.3**	210.4	13.4
General Trading, Services and Others	**7.9**	**0.4**	7.4	0.5
	1,714.1	**100.0**	1,574.1	100.0
Unusual items	**(7.8)**		(177.0)	
Unallocated corporate expenses	**(31.8)**		(25.4)	
Investment and interest income	**89.5**		88.3	
Finance costs	**(121.8)**		(95.2)	
Profit before taxation	**1,642.2**		1,364.8	
Taxation	**(439.1)**		(431.4)	
Profit after taxation	**1,203.1**		933.4	
Minority interests	**(82.5)**		(132.2)	
Group net profit for the year	**1,120.6**		801.2	

The Group is pleased to report that for the first time in its history, Sime Darby has managed to report a record net profit exceeding the RM1 billion mark. Net profit for the year was RM1.12 billion, a substantial increase of 40% over the previous year.

This is on the back of a turnover of RM20.16 billion, a growth of 8% over the previous year. The turnover growth was primarily driven by the Heavy Equipment and the Motor Vehicles Divisions.

Profit before tax increased to RM1.64 billion, an increase of 20% over the previous year largely due to the healthy contribution from the Energy & Utilities and Motor Vehicles Divisions and continued outstanding performance of Heavy Equipment.

The improvement in the Group's net profit has translated to a significant improvement in the Group's Return on Shareholders' Funds from 9.8% in the previous year to 13.3%.

Financial Position

The Group started the year with a net debt position of RM509.5 million and ended with a lower net debt position of RM407.6 million. Despite total borrowings rising by 24.1% to RM3,339.8 million to fund acquisitions and other capital expenditures, the stronger net profit growth and disposals have managed to off-set any significant increase in net debt position.

The Group will continue its efforts to seek growth opportunities while striving to optimise capital structure in order to maximise Return on Shareholders' Funds.

Dividends

In view of the Group's strong earnings, the Board is pleased to recommend a final gross dividend of 25.0 sen per share, bringing the total gross dividend for the year to 30.0 sen per share, an increase of 15% from the previous year.

The Group will strive to maintain an appropriate balance of providing its shareholders with sustainable cash returns from dividends while conserving adequate funds for reinvestment that is necessary to enhance future profitability.

Our Strategy

The Group's primary objective is to maximise shareholders' value by maximising returns on capital invested and optimising the productivity of its employees.

As a conglomerate, the Group has outlined the following broad strategies that it believes are vital for it to maximise its shareholders' returns:-

- Strengthening its focus on core businesses, and continuously reviewing its core competencies vis-a-vis the fast changing industry landscape
- Aiming for continuous growth in synergistic, related businesses through horizontal and/or vertical integration
- Fostering a learning culture and providing necessary tools and platforms in order to ensure continuous enhancement in the productivity of its employees

The individual strategies that have been mapped out for each core business are as follows:-

- **Plantations** - we will continue to look for opportunities to expand our hectarage and invest in selected downstream activities
- **Property** - we will reinvigorate the business given the current soft market conditions and introduce quality property launches in an effort to focus on the medium to high-end market
- **Heavy Equipment** - we will continue in our efforts to maximise the contribution from the strong industry activities while reassessing options to prepare ourselves against any potential uncertainties in the future
- **Motor Vehicles** - we will continue in our efforts to consolidate and integrate the business in view of the soft market conditions and to prepare to capitalise on future growth opportunities
- **Energy & Utilities** - in the Oil and Gas business, we will continue to look for opportunities within the sector in order to fully benefit from the strong industry activities whilst in the Utilities business, we will continue to search for local and regional opportunities

Major Corporate Activities

A summary of the Group's major corporate activities during the year is set out below:-

Acquisitions

- On 19th August 2005, Subang Jaya Medical Centre Sdn Bhd acquired the entire equity interest in Megah Medical Specialists Group Sdn Bhd for RM10.7 million.
- On 18th November 2005, Sime Overseas Sdn Bhd entered into an agreement with Weifang Yintong Guoji Investment Co. Ltd. for the establishment of Weifang Sime Darby Investment and Management Co. Ltd. and the acquisition of 80% equity interest each in Weifang Sime Darby Port Co. Ltd and Weifang Sime Darby Water Co. Ltd for USD20.0 million and USD10.0 million respectively.

- On 6th February 2006, AmMerchant Bank Berhad announced on behalf of Sime Darby Berhad and Hyundai-Sime Darby Berhad ("HSD"), the proposed voluntary withdrawal of HSD from the Official List of Bursa Malaysia Securities Berhad pursuant to Paragraph 16.04 of the Bursa Malaysia Securities Berhad's Listing Requirements. The entire issued and paid-up share capital and warrants of HSD were de-listed from the Official List of Bursa Malaysia Securities Berhad with effect from 26th July 2006.

- The privatisation of Tractors Malaysia Holdings Berhad was completed on 24th February 2006. The consideration was settled by the issuance of 41,139,600 new ordinary shares of RM0.50 each in Sime Darby Berhad and RM75.3 million in cash.

Disposals

- On 9th August 2005, SD Holdings Berhad disposed the entire equity interest in Simex Chemical Sdn. Bhd. for RM1.3 million.

- On 28th October 2005, Sime Darby Singapore Limited acquired the remaining 10% equity interest Technochem Private Limited ("Technochem") for S$596,300 and thereafter disposed the entire 100% equity interest in Technochem for S$9.2 million.

- On 29th December 2005, Sime Singapore Limited entered into a Share Sale Agreement with F&NCC Beverages Sdn. Bhd. for the disposal of its entire 51.12% equity interest in Sime Oleander Sdn. Bhd. for RM8.6 million. The disposal was completed on 12th April 2006.

Government-Linked Company ("GLC") Transformation

Sime Darby welcomes the Government's initiative to improve GLCs performance through the implementation of the GLC Transformation Programme. The Programme is broken into nine key initiatives of which eight have already been rolled out. The Group is on track to roll out all the nine initiatives by the end of 2006.

The initiatives under the GLC Transformation Programme complement best practices across the Group which include amongst others, the enhancement in operational efficiency, capital structure, human resources and Board responsibilities. This programme will complement other initiatives for Sime Darby to achieve world-class performance.

A secretariat has been set up to monitor the progress of the Programme in order to ensure tangible results are delivered.

Our People

As the Group seeks sustainable growth through aggressive expansion in its business operations, the Group also acknowledges the importance of developing and retaining talent within the organisation in its aim to create a performance culture driven by excellence.

The Accelerated Leadership Development Programme is an example of one of the numerous initiatives that the Group has embarked on to ensure that a robust succession plan exists and that our employees are equipped with the right support to be nurtured and groomed into future leaders who will keep the Group on course for a promising future ahead. However, this is also supplemented by external appointments with the aim of infusing new ideas and perspectives into the corporate mindset.

As part of its ongoing endeavours to develop a flexible and mobile workforce, the Group will continue to rotate senior management between the various business divisions.

In an effort to better meet the development needs of its employees which number some 28,000, we have since established the Sime Darby Business School which is based at the new Sime Darby Convention Centre. The Business School serves as a platform for all employees to learn about the Group's Business Culture, Direction, Mission, Philosophy, Strategy, Values and Best Practices. The School's Centre of Excellence provides the opportunity for employees to develop leadership, managerial, business operations and organisation development skills and to be competent in delivering business results to meet the corporate objectives.

Corporate Governance

Corporate governance has been given renewed prominence under the GLC Transformation Programme.

The Board is committed to ensuring that the highest standards of fairness, transparency and accountability are practised at all times, to adhere to the Malaysian Code on Corporate Governance and the UK Combined Code on Corporate Governance.

Under the "Green Book" initiative of the GLC Transformation Programme, the Group has taken stock of the composition of its Board, the delineation between the Chairman and the Group Chief Executive and the role of Board Committees. Championing good corporate governance, transparency and accountability will enculture the entire organisation.

Corporate Social Reponsibility ("CSR")

Throughout the financial year, the Group has continued to carry out its CSR through programmes which include scholarships, donations and environmentally-sound land management practices.

Prospects for the Year Ahead

The Group remains cautiously optimistic of the future that lies ahead despite the uncertainties of rising oil prices and interest rates. We are steadfast in our belief that we are adequately prepared to ride out the challenging economic conditions.

With the critical pillars for growth in the form of sound financials, a highly professional management team and high governance firmly in place, we will continue to improve returns on existing assets and to seek out compelling value acquisitions whilst carrying on the corporate reforms embarked on previously as sustainable shareholders' value creation remains our primary objective.

The Group is poised to move forward to create new growth platforms as Malaysia's leading conglomerate driven by high performance and high accountability.

Acknowledgements

Amidst the various challenges in the global market, the Group has remained strong and resilient. This is attributed mainly to the skills, acumen and commitment shown by the people who make up the Group - Board of Directors, Group Chief Executive, senior management team and staff. I thank you all for your tireless effort, dedication and loyalty.

To our valued customers, investors and business partners, on behalf of my fellow Directors, we wish to extend our sincerest appreciation for your continued trust in us and your confidence in our future.

Last but certainly not the least, to our shareholders, we thank you for your unwavering support and for the continuous faith held in us. We will continue to build on the reputable and proven track record of Sime Darby to continue to strive for excellence and profits.

Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid
Chairman
29th August 2006

Group Chief Executive's Message



Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid
Group Chief Executive

In many respects, 2005/06 represented a watershed in the management of the Group's businesses. Our clarity of focus and the consistency in our efforts to build a set of distinctive organisational capabilities are now beginning to show positive results.

With our renewed focus on the Group's five core businesses, we have been successful in executing our strategies to accelerate our growth, thus improving our financial position and shareholders' value. There are clear indications that we are beginning to reap the benefits of the strategies undertaken, bringing the Group's profitability and growth to a new level.

We are pleased to report that for the first time in its 96-year history, the Group has achieved a record net profit exceeding the RM1 billion mark for its full financial year ended 30th June 2006. Net profit for the year was RM1.12 billion, a substantial increase of 40% over the previous year. The improvement in the Group's net profit has translated to a significant improvement in the Group's Return on Shareholders' Funds from 9.8% in the previous year to 13.3%, the highest since the Asian Financial Crisis.

The strong improvement in the financial results is attributed to the highly disciplined management focus in the last two years on growing and developing the Group's core business drivers. We have also successfully redeployed the proceeds from the disposal of our non-core assets to support the strategic expansion of our core businesses.

In the last two years, Sime Darby has managed to grow its turnover and net profit by 35% and 22% respectively, while total non-core assets disposed have raised cash proceeds of over RM1 billion. With such progress made, the Group is pleased to highlight its achievement in recording for the first time a revenue exceeding the RM20 billion mark. Revenue for the financial year ended 30th June 2006 was RM20.16 billion, a growth of 8% over the previous year.

The significant improvement in earnings has once again provided the Group the financial strength to announce a significant increase of 15% to its total gross dividend for the financial year ended 30th June 2006. Total gross dividend for the year is 30.0 sen per share, which translates into a payout ratio of 51%. The Group is confident it can continue to maintain a dynamic and healthy balance between paying a highly rewarding return to its shareholders and driving its strong commitment to invest in the future growth of its core businesses.

With such momentum built, Sime Darby is well-positioned to move forward with the value-driven growth strategies in place in all its core businesses. We are confident that after two years of strategic restructuring and transformation, the Group is now ready to perform in an execution-driven culture, to become one of tomorrow's leading multinationals in the region.

In nurturing our global aspirations, we know the absolute importance of staying focused on our core businesses and creating the competitive edge. The emphasis on building our core businesses to be among the market leaders will enable Sime Darby to regain its position as one of the region's top multinationals.

Operating as a conglomerate with business interests in six different industries in more than 20 countries, we undertook an in-depth review of our operations to ensure that the Group's capital was allocated to the right sectors and managed competently. Following the review, we have embarked on the reorganisation of the management structure along business lines instead of geographical divisions to enable the Group to grow its synergy across its lines of businesses and across the industries, creating centres of expertise across the Group that will result in powerful leaps in value innovation. As a result, we were able to execute our strategies of focusing on our core businesses, divesting non-core businesses and optimising our capital structure.

We firmly believe that the key enabler to Sime Darby's success lies in its people. The human potential is still the primary sustainable competitive edge. We need the talents, creativity, discipline, enthusiasm and energy of our people to help us achieve our goals and turn our strategies into reality.

The path of building sustained success lies in investing in people management processes to unleash the human potential. To optimise our strengths group-wide, we believe in building an empowerment culture that enables people to realise and unlock their full potential. It is about developing highly valuable intellectual capital through continuous training and development.

In a highly competitive environment of globalisation, and being a multinational deriving approximately 70% of its revenue and 60% of its profit before interest and tax (for the financial year ended 30th June 2006) from non-Malaysian operations, Sime Darby understands the strategic imperative of building readiness for the global economy. In our major strategic thrusts, we are increasing our business activities in the region and building our global visibility. We are moving forward with more strategic joint ventures, focusing on fostering effective collaborative partnerships to provide superior value in our delivery.

With a clear focus to move forward rapidly on strategic investments in the Group's future, we are optimistic that the Group results for the financial year ending 30th June 2007 will promise better value for the shareholders.

By nurturing a culture of high-performance management, we are in an excellent position to face the challenges ahead. These are exciting times offering tremendous growth prospects for Sime Darby. We are ready and will demonstrate a willingness to embrace new opportunities with a commitment to create value. We will continue to explore pioneer approaches to create long-term value for our customers, shareholders, employees and partners. And we aim to be the best in terms of value innovation.

To optimise the full potential of the Group, we have also increased our commitment to Corporate Social Responsibility ("CSR") initiatives. We are committed to integrating CSR programmes into our businesses to enable the Group to operate in a financially, socially and environmentally sustainable manner.

At the heart of all this, the challenge for the Group is to create and drive sustained, profitable growth in the future. The challenge is to work collaboratively with all our strategic partners to build the great future of Sime Darby.

Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid
Group Chief Executive
29th August 2006

PLANTATIONS

Plantations

The Plantations Division recorded marginally reduced profits as compared to the previous financial year due to lower market prices of the palm products and lower oil production due to changes in crop pattern and the effects of floods in certain estates in Peninsular Malaysia and Sabah.

The operations improvement programme continued to contribute to better productivity in the estates and mills. However, these efforts were negated by the higher fuel prices which resulted in an increase in the cost of production.

As part of the Group's commitment to Corporate Social Responsibility, the Plantations Division has always taken a long term view on sustainable palm oil production, with best practices that include zero burning at replanting, complete recycling of mill wastes to minimise usage of inorganic fertilisers, as well as integrated pest and weed management to minimise use of toxic chemicals. As a matter of policy, the Division avoids acquisition of land with primary forests, peat or steep terrain. As a signatory to the Roundtable on Sustainable Palm Oil ("RSPO"), the Group has incorporated the RSPO's principles and criteria into the Divisional standard operating procedures. The Group is also embarking on a traceability programme to ensure production of food-safe palm oil.

Plantations Statistics (including Kalimantan)	2005/06	2004/05
Planted Hectarage - Oil Palm (in Hectares)	80,163	80,191
Fresh Fruit Bunches ("FFB") Production (in MT)		
Own Crop	1,624,097	1,635,417
Deduct: Crop Sold Unprocessed	(73,493)	(75,844)
Outside Purchases	300,359	317,507
Total FFB Processed	1,850,963	1,877,080
FFB Yield (in MT per Hectare)	22.5	23.4
Average Selling Price (in RM per MT)		
FFB	293	294
Crude Palm Oil ("CPO")	1,407	1,439
Palm Kernels ("PK")	953	1,036
Sales Volume (in MT)		
FFB	73,493	75,844
CPO	368,379	373,334
PK	99,810	101,017
Oil Extraction Rate (in %)	19.7	20.0
PK Extraction Rate (in %)	5.4	5.4



Oils & Fats

A number of de-bottling exercises were carried out and investments are under way to increase plant capacity to meet the higher demand. The potential for growth in the demand for specialty fats remains bright. Competition, however, is strong from other companies increasing their forays into the industry and existing producers investing to expand their plants.

The Morakot Industries Public Company Limited ("Morakot") expansion programme was completed in November 2005 at a total cost of Baht620 million. The expansion entailed the acquisition of a new PET bottling equipment and filling line system, and an increase in Morakot's fractionation capacity.

Agri-Foods

Sime Aerogreen Technology Sdn Bhd ("SAT") completed its expansion plan in September 2005 and full utilisation was achieved by January 2006. With a 30% increase in production capacity, the farm is expected to better cope with the increasing demand. As part of its commitment to deliver better quality vegetables and varieties for the market, SAT re-activated its R&D greenhouse during the year to test suitability of new varieties under the aeroponics system and to develop better new nutrient formulations for crop growth.

Facing Page:
Palm fruits - the heart of the Sime Darby Plantations Division's operations

Below Left:
Palm cooking oil in bottles refined at Morakot



PROPERTY

Development

Malaysia

Putra Heights, Sime UEP Properties Berhad's ("Sime UEP") third township in the Klang Valley launched in 1999, continued as one of the most sought-after suburbs. With more than 15,000 residents, Putra Heights' population continued to grow following the handing over of 616 units of double-storey linkhomes and 28 units of double-storey shop-offices, to their buyers during the year under review.

During the year, three more phases were launched in Putra Heights' signature Laman Putra Precinct comprising 279 units of double-storey linkhomes and super-link homes. Responding to market demand for landed properties elsewhere in the township, Sime UEP also launched 222 units of double-storey linkhomes during the year.

Taman Perindustrian UEP Subang Jaya's launch of three phases of 342 units of double-storey linkhomes received very encouraging response from home buyers. These were supplemented by the launch of 30 units of double-storey shop-offices which enjoyed more than 90% take-up rate on the launch day itself.

At the same time, Pinggiran USJ launched 23 units of double-storey shop-offices and 152 units of double-storey linkhomes. Sime UEP also reaffirmed its commitment to its social obligations with the delivery of 550 units of "Sri Kayan" low cost apartments in Pinggiran USJ.

The vigour of the newer developments echoed the performance of the matured UEP Subang Jaya (USJ) where the final 181 units of double-storey linkhomes in the established neighbourhood, launched in June 2004, were handed over to home owners on schedule in June 2006.

Over in Bandar Bukit Raja, development continued to focus on Stage I comprising mainly residential properties.

During the financial year under review, Sime UEP opened its new Sales Office in Bandar Bukit Raja with a fully-furnished sample unit of a one and a half-storey linkhome built adjacent to it. The township also launched 352 units of a mix of landed residential properties comprising double-storey, one and a half-storey and single-storey linkhomes. During the year, Bandar Bukit Raja welcomed more additions to its community when another 354 units of landed residential properties and 690 units of low cost apartments were handed over.

In the Ara Damansara township, the year under review saw the handing over of an aggregate of 794 units of double-storey linkhomes and a mix of medium-cost and low-cost apartments to their home owners followed by 36 units of double-storey shop-offices known as "Ara Walk". Ara Damansara has, over the years, established itself as one of the premier choice locations in the Klang Valley. The township's value and appeal were increased with the opening of the Ara Underpass along the Sultan Abdul Aziz Shah Airport Road which gives direct access to the entrance of the township.

During the year, Sime UEP Development Sdn Bhd and Sime Darby Property Development Sdn Bhd acquired a 40% and 30% stake respectively in Sime UEP Brunsfield Properties Sdn Bhd, a joint venture company with Brunsfield Subang Jaya Sdn Bhd (30%). The new joint venture company will undertake joint development of projects mutually agreed upon.



Singapore

The launch of Orion, the 27-storey luxurious freehold residential development located at 6C Orange Grove Road, Singapore was very well received. To-date, close to 90% of the 46 units have been sold and the building is scheduled for completion in September 2007.

Balmoral Hills, an exclusive residential development set on high ground at Balmoral Park in prime District 10 was launched during the second half of the year. The twin 12-storey blocks comprise 62 luxurious freehold apartments priced at an average of S$1,250 per square foot.

Asset Management

Malaysia

The refurbishment of Wisma Sime Darby building is in progress. Wisma Sime Darby is a 22-storey building owned by the State Government of Sabah and managed by the Group.

Shaw Brothers (M) Sdn Bhd, an associate involved principally in property management and investment, maintained its profits during the year.

Singapore

Sime Properties Singapore achieved over 90% occupancy at Sime Darby Centre and full occupancy at Performance Centre during the year. Work is underway to upgrade the facade of Sime Darby Centre by the end of 2006. Sime Darby Enterprise Centre, another of Sime Properties Singapore's investments along Jalan Bukit Merah, will be ready for occupation in the last quarter of 2006.

Indonesia

In Jakarta, the Cilandak Commercial Estate, owned and managed by an associate, P.T. Bhumyamca Sekawan, continued to do well, registering an average annual occupancy exceeding 90%.

Facing Page:
The contemporary design of Astaria superlink homes in Sime UEP's Putra Heights in Subang Jaya

Bottom Left:
Launched during the year - the exclusive Balmoral Hills residential development located in Singapore's prime District 10

Bottom Right:
The Sime Darby Convention Centre's reception lobby







Hospitality

The Group currently owns and manages the following hotel and service apartments - Hotel Equatorial Melaka (managed by Hotel Equatorial Malaysia), PNB Darby Park, Malaysia (owned by Permodalan Nasional Berhad Group), Darby Park Executive Suites, Singapore and Rangdong Orange Court, Vietnam. It also has investments in Karri Valley Resort, Quest Subiaco and Quest Margaret River in Western Australia.

Malaysia

During the year, PNB Darby Park in Kuala Lumpur continued to boast healthy occupancy levels despite the competitive environment. On 25th August 2005, the Prime Minister, Datuk Seri Abdullah Ahmad Badawi officiated the launch of the 39th floor of the serviced apartment building.

The Sime Darby Convention Centre ("SDCC"), located in the vicinity of the Kuala Lumpur Golf & Country Club, commenced operations in early 2006. SDCC, which comprises the 1,200-seat Grand Ballroom, the China Treasures Chinese restaurant, the Halia cafe, six function rooms, a VIP lounge, a Hospitality Suite and the Sime Darby Business School, has proved to be a popular venue for corporate events and wedding functions.

Singapore

Darby Park Executive Suites reported higher occupancy levels in the year and the trend is expected to continue in view of the healthy business climate.

Australia

The Quest Subiaco property in Perth performed strongly during the year with occupancy levels exceeding 90%. The strong local economy, driven mainly by the activities of the mining industry, contributed to a strong corporate use of the property.

Others

Richmond Park, an exclusive residential and commercial development co-owned with ING Real Estate and Nanfung Group, a major listed property group based in Hong Kong, continued to attract strong buying interest. Phase 1 comprising 408 units of apartments was a sellout and handover to purchasers commenced according to schedule in April 2006.

The Group also teamed up with a strategic partner, the Brunsfield Group, to acquire the remaining development land within Oyster Cove, a residential development located on Queensland's popular Gold Coast.









Facing Page:
Upgrade in progress - Sime Darby Centre, Singapore

Top Left:
Sime Darby Enterprise Centre, along Jalan Bukit Merah in Singapore

Top Right:
Poolside, Quest Subiaco in Perth, Western Australia

Bottom:
Richmond Park, an exclusive residential and commercial development in China





HEAVY EQUIPMENT

Malaysia

The financial year ended 30th June 2006 was an encouraging year for the Heavy Equipment Division. The traditional logging sector saw continued demand for timber products from China and Japan resulting in stable plywood and log prices which spurred demand for excavators and skidders. However, reduced Government spending on large infrastructure projects saw demand from the construction sector decline.

High oil prices led to an increase in oil and gas activity resulting in higher demand for engines and generator sets.

Demand from the agricultural sector, in particular from East Malaysia, provided growth opportunities for Case New Holland and Kubota tractors.

Parts and service sales recorded another year of steady performance due to sustained activity in the logging sector. The Heavy Equipment Division continued to develop long term strategies with its principals and business partners to address the concern of "will-fit" parts that are coming in from China and Korea. The introduction of long term maintenance agreements, which has largely been well received by our customers, also contributed to the increased parts and service revenue.

Tractors Manufacturing & Assembly Sdn. Bhd. in Pasir Gudang, Johor, benefitted from higher levels of activity in the ports sector in the region, which resulted in increased demand for locally fabricated Terberg-branded terminal tractors. Improved collaboration with principals to lower costs resulted in more products like the Caterpillar 527 machines being locally assembled. Our principal has also requested that we commence the manufacturing of Caterpillar paving products for the regional market.

Otofin Sdn Bhd and Otofin Industries Sdn Bhd, which market Perkins engines and generator sets, had a tough year with the increasing availability of competitive products especially from China.

Sales of Terberg terminal tractors were very encouraging with increased orders especially from Vietnam, India, the Philippines, Australia, New Zealand, Thailand and Singapore.

The Technical Services Division, in joint-venture with Sime Engineering Sdn Bhd, successfully won the bid to construct the Kuantan and Segamat Gas Compressor Stations for Petronas Gas.

The Group expanded its operation into Vietnam through the acquisition of a majority stake in CICA Ltd, which markets, sells and services Renault trucks, Ingersoll Rand compressors and other industrial products.

China (including Hong Kong SAR)

The easing of the power shortage in Southern China affected sales of generator sets. However, the sales of marine and truck engines remained strong. Our expertise in engines application enabled us to capture opportunities arising from the booming demand for pleasure crafts.

The parts and service business enjoyed a stable year. The established relationship with the Hong Kong Government and sanitary landfill operators saw steady demand for the repair and maintenance of equipment.


P108
TERBERG
P106
TERBERG
P107
TERBERG

Sales of hydraulic excavators increased due to promotion campaigns and innovative financing packages with Caterpillar China Finance Ltd. The China operations also successfully concluded major deals for track-type tractors with China Petroleum and other major customers.

Singapore

For the year under review, Tractors Singapore Limited ("TSL") reported a better turnover despite a volatile scenario of continued high oil prices, the looming bird flu epidemic, high interest rates and the possibility of a US economic slowdown.

Nature's havoc in the form of Hurricane Katrina and the relentless global search for oil resulted in Singapore shipyards reporting fully booked berths up to year 2008. This phenomenal growth augured well for TSL's Power Systems Division's engine sales to the marine/petroleum market. TSL's Product Support Department also benefited from this escalation, with its workshop arm fully deployed on engine repairs and overhaul jobs.

For the first time in several years, the local construction industry's performance reflected an improvement. Increased Government spending on infrastructure led to our customers securing projects which in turn enabled us to capture more equipment sales.

During the year, TSL became the first Caterpillar dealer in Asia to deliver the Caterpillar model PM-200 Cold Planer, a milling machine to restore the asphalt surface on roads. The handover took place in October 2005.

In December 2005, TSL was recognised for its capability and made the Asian Technical Partner of Caterpillar's Asia Pacific Marine Excellence Center which assists all Asia Pacific Caterpillar dealers to provide total solutions to their respective marine industries.

The hive of regional activities during the year also provided opportunities for FG Wilson Asia Pte Ltd, an associate of TSL.

Hastings Deering

With global demand for minerals continuing to fuel a strong mining sector, the Hastings Deering group enjoyed another excellent year. Mining companies continued expanding their operations to meet global demand and maximise opportunities in this buoyant environment. Other markets, including construction and government, also made valuable contributions.

In supporting our customers during the past year, the Hastings Deering group reached several milestones. Equipment sales, rental and product support all achieved record sales and profits and in doing so, our staff numbers passed the 2,000 mark. Hastings Deering proudly became the first Australian Caterpillar dealer to sell 1,000 machines in a year, recording market leadership in several sectors and for several products.

Facing Page:
Terberg tractors distributed by Tractors Malaysia enjoyed increased export orders during the year

Bottom:
TSL was the first Caterpillar dealer in Asia to deliver and commission Caterpillar's Cold Planer model PM-200 for road pulverisation and milling operations


PM-200
CAT



Australia

Australian operations accounted for the majority of Hastings Deering's growth on the back of a very strong coal sector. With growth of the size and dimension experienced in recent years, management and staff have worked hard to ensure that customers continue to enjoy the standards of service and support that they have traditionally come to expect. Buildings in all major branches are currently undergoing expansion to accommodate increasing volumes of work. Necessary investment in working capital also continues to ensure adequate resourcing of projected growth.

Austchrome, which specialises in repairing and reclaiming hydraulic components, had a flat year as a result of skills shortages. Its operational focus has been on the commissioning of its new Laser Fusion surfacing equipment. Early indications are that this new high-tech surfacing technology will significantly expand reclamation opportunities in both traditional and new markets and fresh plans are in place to grow this business significantly in coming years.

Papua New Guinea

Operations in Papua New Guinea principally revolve around the support of mining operations at Ok Tedi, Porgera and Lihir Island. With only limited growth opportunities, it was a steady year of acceptable financial returns.

Solomon Islands

The Solomon Islands operations revolve around the logging industry and have continued profitably despite several months of civil strife. Peace appears to have now been restored and prospects remain encouraging.

New Caledonia

Opportunities for machine sales and support by Caltrac in New Caledonia are based around nickel mining which has been buoyant on the back of strong nickel prices. Caltrac had a record year as miners invested in fleets of new and replacement equipment.

As the market leader in all of its Caterpillar dealership territories, Hastings Deering is investing strongly in its future to build on the reputation of a reliable supplier with the best product support in the industry.

Philippines

Sime Darby Industries, Inc attained significant success in developing non-agriculture accounts that included port, mining and industrial customers for our new range of filtration supplies and Terberg terminal tractors. The main driver of growth for the year under review was the increase in government spending to support development of Philippine agriculture, and the Group's much improved ability to access and win tenders for tractors, small engines and other allied agro/industrial equipment.




TS90
New Holland

Facing Page:
Fleet of Caterpillar D5 Dozers purchased by DPI Forestry from Hastings Deering

Top:
Tractors Malaysia's pool of capable technicians regularly undergo training on the latest methods of machine repair and maintenance to keep themselves up-to-date with new technology

Bottom Left:
The Kubota Tractor M9000DT is a reliable heavy duty haulage tractor

Bottom Right:
New Holland TS120 (attached to a trailing harrow) hard at work at a newly-opened sugar cane farm in the Philippines







MOTOR VEHICLES

The Motor Group recorded a growth in turnover and higher profits than the year before, despite various obstacles during the year.

The growth in the second half of the year, however, was dampened by challenges faced by the motor industry in general, including a global increase in fuel prices, rising interest rates and in certain countries, a softening in the domestic economy and an oversupply situation as production exceeded demand for vehicles.

Malaysia

The Malaysian motor industry benefitted from the announcement of the National Automotive Policy ("NAP") in March 2006. The NAP will revitalise the automotive industry in the longer term as it sets clear policies to promote local manufacturing/assembly activities. In line with the NAP, the Group is in discussions with principals to increase production of locally assembled vehicles to cater for both domestic and regional markets.

However, in the shorter term, the motor industry will continue to experience challenging times with rising interest rates and a slowdown in demand for motor vehicles, creating a glut of new and used vehicles.

The Group's strong commitment to quality and service was reflected in two awards won during the year. The Hyundai Group's Inokom Atos model received JD POWER Asia Pacific's prestigious "New Vehicle Initial Quality" Award in the compact segment for the second consecutive year, while Ford Malaysia won the JD POWER 2006 Malaysia Customer Satisfaction Index Award.

The past year was also one of significant change for Associated Motor Industries Malaysia Sdn Bhd ("AMI"), where the assembly plant was upgraded with new processes and products with renewed focus on Lean Manufacturing, Lean Office and quality initiatives. AMI is the first auto plant in Malaysia to be ISO9001, ISO14001 and TS16949 certified.

The Hyundai Group, which expanded its current range of passenger car products (Inokom Atos Prima, Matrix, Tucson, Trajet and Getz) during the year to include four new imported models, namely NF 2.4, NF 2.0, Azera 3.3 and Coupe GK, also secured the rights to assemble/distribute Hyundai medium commercial vehicles and buses. The expansion and upgrading of production capacity at the Inokom plant is progressing well.

Auto Bavaria continued to dominate the sales of BMW and MINI vehicles in the country. During the year, Auto Bavaria embarked on a systematic upgrade of its nationwide network infrastructure. In April 2006, the first 4S (sales, service, spares and systems) centre was officially launched in Kuantan, while network upgrade of the other six facilities is in progress and expected to be completed by mid-2007.

Ford Malaysia's performance was affected by limited product offerings and resulted in lower sales volume in a competitive market. The product line-up was strengthened with the introduction of the German-engineered Focus 1.8 Litre and 2.0 Litre and the popular Ranger, Everest and Escape.

Sime Darby Auto Italia Sdn Bhd's ("SD Auto Italia") full-fledged 3S centre in Glenmarie, Shah Alam, which commenced operations in August 2005, was acknowledged as one of the best Alfa Romeo aftersales facilities in South East Asia by Fiat Auto S.p.A., the parent company of Alfa Romeo. SD Auto Italia concentrated its efforts on rebuilding the Alfa Romeo brand in Malaysia and on providing comprehensive and competitive aftersales support to existing and new Alfa Romeo owners.


Auto Bavaria
BMW Ser

Land Rover Malaysia Sdn Bhd launched its much awaited 2006 range, comprising three premium luxury sport utility vehicle models-the internationally acclaimed and multiple award-winning Discovery 3, the new Range Rover Sport, which is the fifth and latest model from the iconic British marque, and the updated flagship Range Rover.

Singapore

Performance Motors Limited ("PML") reported robust sales across the board with the 3 and 5 Series both exceeding the 1,000-unit mark. The 7 Series continued to maintain its leading position amongst the high end luxury marques. In recognition of its excellent performance, PML was awarded Best Sales Performance in the Asia Sales Region by the BMW Group for the first time.

Vantage Automotive Limited (formerly known as Regent Motors Limited), which moved to new facilities at 305 Alexandra Road, reported improved earnings over the previous year, with all the three marques represented (Ford, Land Rover and Peugeot) doing well.

Performance Premium Selection Limited, a 60%-owned joint-venture company, commenced operations in October 2005. With a used car centre supporting the new car sales operations in Singapore, the company registered an impressive maiden result.

China (including Hong Kong SAR and Macau SAR)

The past fiscal year saw China overtake Germany and Japan in terms of vehicle sales, making it the second largest vehicle market behind the US. With a population of 1.3 billion and a vehicle ownership rate of 0.8%, the growth opportunities are significant and contributed to another outstanding year for the Group's BMW distribution and retail businesses. At the same time, the Group developed additional dealerships on the ground to pursue a strategy to position itself as a Tier 1 retailer of vehicles in China.

The economies of Hong Kong and Macau continued to prosper from their status as Special Administrative Regions under China. Sales of luxury brand vehicles benefitted from the increasing affluence of local consumers.

It was a memorable year for BMW Concessionaires as it was selected to sponsor and provide the transportation for both the World Trade Organisation Summit and the East Asian Games, held in Hong Kong and Macau respectively. The successful launch of additional niche models such as the 1 series and the Z4 Coupe strengthened an already outstanding product mix.

The multi-franchise Group, which represents mid-range brands and was reorganised effectively under a single unit, saw a healthy return to profit.

Facing Page:
Auto Bavaria's first 4S (sales, service, spares and systems) centre in Malaysia, located in Kuantan, Pahang

Bottom Left:
Performance Premium Selection's showroom in Singapore

Bottom Right:
The Mini's participation in Auto Guangzhou 2005 helped to foster goodwill for the dealership




MINI CABRIO

Australia

The year under review was a challenging period which proved favourable for Sime Darby Automobiles Pty Ltd, the exclusive importer and distributor for Peugeot in Australia. While Yen exchange rates allowed Japanese marques to be advantageously priced, strong sales for the 307 and 206 models helped Peugeot maintain its volume in a very competitive market.

New Zealand

The slowing down of the domestic economy, a weakening New Zealand dollar, weaker export performance and sharp increases in fuel prices all affected the performance of the New Zealand Motor Group which saw overall earnings decline from last year, a trend reflected across the whole motor industry.

For the year under review, the European brands which represent a small percentage of the overall new car market were more resilient than the volume brands although margins came under pressure. The cooling economy affected activity in the transport sector as the weaker dollar and surging oil prices combined to further squeeze already tight margins. Despite these challenges, the Group preserved market share, with many of its marques continuing to be the major players in their respective segments. In the heavy trucking market, the Group has more than 30% market share.

Thailand

The past year was tumultuous for the motor industry which had to deal with the Thai economy on top of high oil prices and interest rates.

Despite a contraction of the automotive market, the Thailand Motor Group did well to achieve sales growth for the Mazda, Mitsubishi and BMW brands. During the year, two additional outlets were opened for Mazda, while Mitsubishi's second showroom at Sapansoong was completed and commenced operations in June 2006.

In January 2006, Sime Darby Mazda (Thailand) Limited ("SDMT") received the Top Achiever Award for Market Share in Bangkok for 2005. SDMT also achieved the Top Service Department CSI Score among all the Mazda dealers in Thailand for the fourth quarter of 2005. In the JD Power Survey for the year 2005, the Mazda brand was ranked second in Customer Satisfaction for all brands in Thailand. Mitsubishi's Paknam dealership received the Top 5 Sales Satisfaction Index Award for the segment of annual sales volume over 300 units.

Car Rental and Leasing

The car rental operations in Malaysia achieved higher profits for the year while the Singapore operations posted lower profits due to the lacklustre demand for car rental.

With a rental fleet in excess of 1,000 cars, South Perth Investments Pty Ltd, benefited from the boom in the mining sector. Demand for rental cars from the mining companies in Australia ran high in line with the world demand for minerals.

The equipment financing operations under SimeLease (Malaysia) Sdn Bhd and SimeCredit (Malaysia) Sdn Bhd achieved higher profits for the year despite the reduction in the average interest yields in the leasing and hire purchase industry.


PRIMA
ATOS
PRIMA




PEUGEOT

Facing Page:
Hyundai's Inokom Atos - winner of JD POWER Asia Pacific's prestigious "New Vehicle Initial Quality" Award

Top:
The Peugeot distributorship in Australia maintained its volume in a very competitive market

Bottom:
The Porsche is one of many European marques retailed by Continental Car Services in New Zealand


Continental
Car Services

ENERGY & UTILITIES

Oil & Gas
The current surge in oil price, along with high consumption from emerging developing countries especially China and India, provided a strong positive outlook for the global oil & gas industry.

During the year under review, Sime Darby Engineering Sdn Bhd ("SDE") was awarded the Engineering, Procurement, Construction, Installation and Commissioning contract for three Wellhead Platforms for Qatar Petroleum. This project, which will tap into the company's full in-house capabilities from engineering design and fabrication to commissioning, is worth approximately RM974 million, making it the single largest contract secured by SDE to-date.

During the year, several major projects were completed, including the Yoho Integrated Deck for ExxonMobil offshore Nigeria, the Guntong-E modules for ExxonMobil offshore Terengganu, the D1 platform deck and jacket for ONGC India offshore Mumbai, the Bunga Raya-E Integrated Deck for Talisman offshore Terengganu and the Baram jacket for Petronas Carigali offshore Sarawak.

Engineering
Work continued on the Bakun Hydroelectric Project. Sime Engineering Services Berhad has a 35.7% interest in the Malaysia-China Hydro Joint Venture, the principal contractor for the main civil works.

Power Generation
Port Dickson Power Berhad and Laem Chabang Power Co Ltd continued to maintain excellent plant availability with both power plants operating efficiently.

In Thailand, Sime LCP Power Co Ltd was incorporated to undertake the expansion project for another 50MW of generation capacity at the Laem Chabang industrial estate to meet the expected increase in energy demand.

Shipping
Jaya Holdings Limited ("Jaya Holdings"), in which Sime Darby Berhad has a 29.4% equity interest, reported significantly higher turnover and pre-tax profit over the previous financial year. The demand for Jaya Holdings' offshore support vessels for both chartering and outright purchase, continued to be strong, buoyed by increased exploration and production activities by oil & gas companies.

Utilities
During the year, the division ventured into two strategic businesses involving a port and a water project in the Shandong Province of the People's Republic of China.

Systems Integration, Trading and Services
Mecomb Malaysia and Mecomb Singapore, which are involved in systems integration and sales of a wide range of engineering products, as well as design and fabrication of industrial ventilation fans, filter presses and carpark management systems which are marketed under Mecomb's proprietary brand names, performed satisfactorily for the year under review.

During the year, Chubb Malaysia's sales of safes and vault doors were strong with increased demand from the export markets, especially the Middle East. Local sales, especially from dealerships and project sales, also improved.

SST Integrated Technologies Sdn Bhd's name change to Sime-SIRIM Technologies Sdn Bhd during the year helped to create better marketability. Performance for the year improved compared to the year before with better growth from sectors such as oil & gas, defence and telecommunications.




JAYA SUPPORTER



Facing Page:
Overview of the Guntong-E Topside modules fabricated for ExxonMobil offshore Terengganu

Top Right:
JanaUrus staff carrying out normal preventive maintenance work at the Port Dickson Power plant in Malaysia

Top Left:
Ready for deployment - a new 70m, 8000 Brake Horse Power (BHP) AHTS built by Jaya Holdings

Bottom:
Some of the security equipment available from Chubb Malaysia


Area One
Armed

GENERAL TRADING, SERVICES & OTHERS

Aerospace

Asian Composites Manufacturing Sdn Bhd, an associated company involved in aircraft composites components manufacturing, reported increased profitability as a result of higher factory capacity utilisation.

Bedding

The bedding operation made significant inroads into the East and West Asian markets during the year, leveraging on its rights to the Dunlopillo brand in 45 territories. A joint venture operation was started in Indonesia with a local partner to distribute spring-based mattresses. A limited manufacturing facility was set up in the United Arab Emirates, thus opening up the West Asian market. The China operation continued to expand with the setting up of offices in Beijing and Hong Kong, while an office in Shanghai will be established in the new financial year. Distribution to the other North East Asian markets of Japan, Korea and Taiwan are in place. Overall, the bedding operation reported improved profitability for the year.

Consumer Products

In line with the Sime Darby Group's focus on core businesses, Sime Darby Marketing Sdn Bhd, Sime Oleander Sdn Bhd and Ceres Sime Confectionary Sdn Bhd were divested during the year.

Tesco Stores (Malaysia) Sdn Bhd, a joint venture with Tesco Plc in which the Group owns 30%, reported reduced losses for the year on the back of a higher number of stores opened. The company currently has 11 hypermarkets and 3 express stores around the country.

Healthcare

Subang Jaya Medical Centre Sdn Bhd ("SJMC") and its subsidiary, Megah Medical Specialists Group Sdn Bhd ("MMSG") continued to enjoy steady business performance and strong client loyalty with improved revenue and profitability. The successes and achievements of SJMC over its 20 years of operation are reflected in its growth from a 130-bed hospital in 1985 to its current 357-bed tertiary patient care centre with a one-stop Cancer & Radiosurgery Centre.

Industrial Products

Century Automotive Products Sdn Bhd reported improved profitability on the back of higher replacement sales. During the year, the Group entered into a share sale agreement with Ramcar Battery Sdn Bhd to dispose of the entire stake in the company. The disposal was completed on 24th July 2006.

Sime Inax Sdn Bhd was affected by the soft market in the construction sector and recorded lower profits for the year.

The business and assets of Sime Coatings Sdn Bhd were sold to Kansai Coatings Sdn Bhd (formerly known as Potion Impact Sdn Bhd) during the year.

Sime Kansai Paints Sdn Bhd, a joint venture with Kansai Paint Co. Ltd of Japan in which the Group owns 40%, reported higher profits for the year on the back of higher demand from the automotive car manufacturing sector and new accounts.

Insurance Broking

The Insurance Broking group posted lower profits for the year due to lower brokerage income.





Logistics

KN Sime Integrated Logistics Sdn Bhd, an associate involved in warehousing and logistics, reported reduced losses for the year.

Packaging

The packaging group continued to operate in an adverse operating environment characterised by severe competition, high paper prices and higher fuel costs.

Travel & Tourism

The Travel division proved to be resilient with a satisfactory performance for the year despite challenges dogging the industry. The increase in fuel surcharges due to the high prevailing oil prices had some impact on leisure travel.

Tyres

During the year, Sime Darby Berhad decreased its equity interest in Continental Sime Tyre Sdn Bhd from 49% to 30%, and ceased accounting for this investment as an associate with effect from 1st January 2006.

Facing Page:
The majority of specialists at SJMC and MMSG are also key opinion leaders in their respective fields

Bottom Left:
The Dunlopillo name made significant inroads in both East and West Asia

Bottom Right:
Advanced ultrasonic testing equipment used in the nondestructive evaluation of Advanced Composite Materials produced at Asian Composites Manufacturing Sdn Bhd's factory in Bukit Kayu Hitam, Kedah, Malaysia







Launch of Tractors Malaysia Holdings Berhad's mini TMBs



Yoho Load-out at Pasir Gudang Yard


2004

Another milestone for Sime UEP Properties Berhad


inokom
HYUNDAI

Signing of HMC - Inokom agreement

July 16

Sime UEP Properties Berhad achieved another milestone when it became the first property developer in Malaysia to successfully upgrade its Standard & Industrial Research Institute of Malaysia's (SIRIM) Environment Management System ISO 14001 certification, awarded in 2000, to the 2004 version.

August 2

Sime Darby Auto Italia Sdn Bhd ("SD Auto Italia") launched its first 3S (sales, service and spares) centre in Malaysia. Located on a one-acre site at Glenmarie, Shah Alam, the RM2.5 million 3S centre, which is also SD Auto Italia's headquarters, features two separate display areas, a comprehensive parts centre and a service centre.

August 11

A load-out ceremony was held at Sime Darby Engineering Sdn Bhd's ("SDE") Pasir Gudang yard to commemorate the completion of the RM387 million Yoho Project awarded to SDE by Saipem s.a. At 11,300 tons, the Yoho Topside is the biggest ever integrated deck to be fabricated in Malaysia.

August 16

Sime Darby Group Chief Executive Dato' Ahmad Zubir Murshid launched Tractors Malaysia Holdings Berhad's mini TMBs, a new concept and approach which replicates the business operations and service standards at its head office and promotes entrepreneurship, professionalism and quality within the entire branch network.

September 2

Asian Composites Manufacturing Sdn Bhd received accreditation to NADCAP (Aerospace and Defence Contractors Accreditation Programme) Composites Process by Performance Review Institute. NADCAP is the leading worldwide cooperative programme of major aerospace companies designed to manage a cost effective consensus approach to special process and products, and provide continuous improvement within the aerospace industry.

November 19

The Sime Darby Child Care Centre celebrated its 10th anniversary. Set up in 1995, the centre has received numerous appreciations and commendations, including the "Best Baby Friendly Work Place" Award presented by the Ministry of Women, Family and Community Development in August 2004.

December 9

Hyundai Motor Company ("HMC") President Mr Choi Jae Kook held discussions with Sime Darby Group Chief Executive Dato' Ahmad Zubir Murshid during a visit to Sime Darby's Group Head Office in conjunction with the signing ceremony of a Technical Licence Agreement between HMC and Inokom to manufacture a super-mini category vehicle codenamed "TB".

January 1

The Sime Darby Plantations Division's plantations activities and operations carried out by various subsidiaries were consolidated under a new company, Sime Plantations Sdn Bhd, to reduce the duplication of activities and to enhance synergies, improve ease of administration, enhance operational efficiencies and productivity and simplify management reporting.

January 5

Sime Darby Berhad, through its subsidiary, Sime Darby Auto Imports Sdn Bhd was appointed the official importer of BMW and MINI vehicles in Malaysia. The appointment, which continues a fruitful relationship between BMW and Sime Darby that goes back to the 1980s when Auto Bavaria Sdn Bhd was appointed as authorised importer and distributor of BMW products in Malaysia, also enhances the already strong partnership between Sime Darby and BMW.

February 9

At a Cocktail Reception held at the Hong Kong Football Club, Mr Lawrence Lee, Managing Director of Sime Darby Motor Group - China, presented Long Service Awards to 17 employees from the Group's various motor companies in China, Hong Kong and Macau.

February 24

In line with plans to consolidate and streamline the heavy equipment and automotive businesses under the Sime Darby Group, Tractors Malaysia Holdings Berhad was de-listed, through the successful implementation of a Scheme of Arrangement, to become a wholly-owned subsidiary of Sime Darby.

April 13

Sime Darby Engineering Sdn Bhd secured a contract worth approximately RM974 million from Qatar Petroleum to provide engineering, procurement, construction, installation, offshore hook-up and commissioning and offshore modification of the existing platforms plus supply and laying of pipelines and umbilicals for the new and existing platforms.

April 19

Sime UEP Properties Berhad launched its "Unit Peronda Sime UEP", featuring three Sports Utility Vehicles, a 24-hour Central Monitoring Station and emergency telephone number, to provide additional security and peace of mind to its townships' residents.

April 30

Subang Jaya Medical Centre, with the support of Tourism Malaysia organised an International Medical/Health Seminar in Medan, Indonesia to share information on advances in medicine and therapeutic treatments in the specialised healthcare fields.

May 13

Sime Plantations Sdn Bhd's Kempas Estate received the "Ladang Bahagia" award from Malaysian Deputy Prime Minister Datuk Seri Najib Tun Razak in conjunction with National Labour Day 2006. The award recognises the estate's commitment towards promoting the well-being of its workers.

May 19

In its effort to better serve its valued clients and potential homebuyers, Sime UEP Properties Berhad launched its second Sales Gallery located on the 5th Floor of Wisma UEP. The first Sales Gallery located in Bandar Bukit Raja was launched in July 2005 and features a fully-furnished one and a half-storey show unit attached to it.

May 31

At the first Yayasan Sime Darby Alumni Dinner, 15 past scholars who have been with the Group for 10 years or more were recognised for their dedication with certificates of appreciation presented by Group Chief Executive Dato' Ahmad Zubir Murshid. The dinner was also attended by senior management and scholars who have left the Group and moved to senior positions in other companies.



Sime Darby Child Care Centre celebrates 10th anniversary



Motor Group China's Long Service Award Reception In Hong Kong



Sime UEP launches 24-hour assistance for residents


LANG

Sime Plantations wins "Ladang Bahagia" Award

Reports And Financial Statements

Reports And Financial Statements
For The Year Ended 30th June 2006

The Directors present their Report together with the audited financial statements of the Group and of the Company for the year ended 30th June 2006.

PRINCIPAL ACTIVITIES AND TRADING RESULTS

The principal activities of the Group are plantations, property, heavy equipment, motor vehicle, energy and utilities, and general trading and services.

The Company is a limited liability company, incorporated and domiciled in Malaysia. The Company is principally an investment holding company. It also engages in trading and marketing of commodities and provides management services to its subsidiary companies.

There has been no significant change in the principal activities of the Group and of the Company during the year. An analysis of the results for the year is shown in Note 36 on the financial statements.

FINANCIAL RESULTS

The audited financial statements for the year ended 30th June 2006 submitted with this Report show:-

	Group RM million	Company RM million
Profit after taxation	1,203.1	509.8
Minority interests	(82.5)	-
Net profit for the year attributable to shareholders	1,120.6	509.8

DIVIDENDS

The dividends paid and proposed by the Company since 30th June 2005 were as follows:-

	RM million
In respect of the year ended 30th June 2005	
Final dividend of 16.0 sen gross per share less Malaysian tax at 28% and 5.0 sen per share tax exempt, paid on 16th December 2005	397.9
In respect of the year ended 30th June 2006	
Interim dividend of 5.0 sen gross per share less Malaysian tax at 28%, paid on 19th May 2006	88.6
A gross final dividend of 25.0 sen per share, comprising 16.0 sen per share less Malaysian tax at 28%, 5.0 sen per share Malaysian tax exempt and 4.0 sen per share less Singapore tax at 20% has been recommended	486.2
	574.8

The Directors recommend the payment of a gross final dividend of 25.0 sen per share, comprising 16.0 sen per share less Malaysian tax at 28%, 5.0 sen per share Malaysian tax exempt and 4.0 sen per share less Singapore tax at 20% which, subject to the approval of members at the forthcoming Annual General Meeting of the Company, will be paid on 15th December 2006. The entitlement date for the dividend payment is 17th November 2006.

A depositor shall qualify for entitlement to the dividend only in respect of:-

(i) shares deposited into the depositor's securities account before 12:30 p.m. on 15th November 2006 in respect of shares which are exempted from mandatory deposit;

(ii) shares transferred into the depositor's securities account before 4:00 p.m. on 17th November 2006 in respect of transfers; and

(iii) shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

The proposed final dividend and the interim dividend paid on 19th May 2006 amount to a total distribution of 30.0 sen gross per share for the year.

RESERVES AND PROVISIONS

All material transfers to or from reserves and provisions during the year are shown respectively in the financial statements.

SHARE CAPITAL

During the year, the issued and paid-up share capital of the Company was increased from 2,390,227,074 ordinary shares of RM0.50 each to 2,465,520,674 ordinary shares of RM0.50 each by the issue of 5,525,000 new ordinary shares at RM4.90 per share, 4,795,000 new ordinary shares at RM5.08 per share, 442,000 new ordinary shares at RM5.09 per share, 6,514,000 new ordinary shares at RM5.47 per share and 16,878,000 new ordinary shares at RM5.28 per share for cash pursuant to the exercise of options under the Sime Darby Employees' Share Option Scheme. A further 41,139,600 new ordinary shares of RM0.50 each were issued under the terms of the privatisation of Tractors Malaysia Holdings Berhad. These new shares were issued as fully paid and rank pari passu in all respects with the then existing issued shares of the Company.

There was no change in the authorised capital of the Company during the year.

The shareholders of the Company had, at the Annual General Meeting held on 25th October 2005, granted a mandate for the Company to purchase, upon such terms and conditions as the Directors may deem fit, up to ten per centum (10%) of the issued and paid-up capital of the Company. The mandate will expire at the conclusion of the forthcoming Annual General Meeting and renewal of the mandate will be sought at the said Annual General Meeting. The Company has not made any purchase of Sime Darby Berhad shares during the year.

SIME DARBY EMPLOYEES' SHARE OPTION SCHEME

During the year, 32,011,000 new options were granted to eligible employees to take up unissued shares of the Company pursuant to the Sime Darby Employees' Share Option Scheme ("the Scheme").

The salient features and other terms of the Scheme are disclosed in Note 9 (c) on the financial statements.

The Company has been granted an exemption by the Companies Commission of Malaysia from having to disclose the names of option holders granted less than 50,000 options each during the year pursuant to the Scheme. The names of option holders and the number of options granted to them during the year, being 50,000 or more, are set out below:-

Names of option holders	At 1st July 2005	Granted*	Exercised	At 30th June 2006
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	232,000	70,000	–	302,000
Martin Giles Manen	108,000	54,000	–	162,000
Datuk Syed Tamim Ansari bin Syed Mohamed	216,000	54,000	216,000	54,000
Yip Jon Khiam	196,000	54,000	88,000	162,000
Sekhar Krishnan	136,000	54,000	–	190,000
Dr Harikrishna a/l Kulaveerasingam	–	60,000	–	60,000
Harun bin Mohd Joned	–	52,000	–	52,000
Stephen Kenchington	–	52,000	–	52,000

* at an exercise price of RM5.41 per share

During the year, none of the non-executive Directors were granted any options as they are not eligible to participate in the Scheme under the Bye-Laws of the Scheme.

AL-MURABAHAH COMMERCIAL PAPER AND MEDIUM TERM NOTES PROGRAMME

On 21st December 2005, the Company issued RM500 million 4 years Al-Murabahah Medium Term Notes under the RM1,500 million Al-Murabahah Commercial Paper and Medium Term Notes Programme, at par with a profit rate of 4.30% per annum.

AMERICAN DEPOSITORY RECEIPTS

A Sponsored Level 1 American Depository Receipts ("ADR") Programme for shares of the Company ("ADR Programme") was registered with the Securities and Exchange Commission of the United States of America on 27th August 1999.

Under the ADR Programme, a maximum of 20 million ordinary shares of the Company, representing approximately 0.81% of its total issued and paid-up capital, will be traded in ADRs in the United States of America, in the ratio of 1 (one) share to 1 (one) ADR. The Company's trading symbol on the over-the-counter market in the United States of America is SIDGY and its CUSIP number is 828617 308.

The Depository Bank for the ADR Programme is The Bank of New York and the sole Custodian of the Company's shares for the ADR Programme is Malayan Banking Berhad, Kuala Lumpur.

As at 29th August 2006, there were 1,165,979 shares of the Company deposited with Malayan Banking Berhad for the ADR Programme and there were 1,165,979 ADRs outstanding.



CHANGES IN GROUP ASSETS

The following acquisitions and disposals were made during the year:-

(a) On 20th July 2005, Tractors Malaysia (1982) Sdn. Bhd. acquired the balance 5% equity interest in Columbia Chrome (Malaysia) Sdn. Bhd. which then became its wholly-owned subsidiary, for RM63,480.

(b) On 9th August 2005, SD Holdings Berhad disposed the entire equity interest in Simex Chemical Sdn. Bhd. for RM1.3 million.

(c) On 19th August 2005, Subang Jaya Medical Centre Sdn. Bhd. acquired the entire equity interest in Megah Medical Specialists Group Sdn. Bhd. for RM10.7 million.

(d) On 1st September 2005, Sime Singapore Limited incorporated Sime Darby Motor Group (Australia) Pty Limited.

(e) On 30th September 2005, Sime Malaysia Region Berhad ("SMRB") entered into a Sale and Purchase Agreement with Petra Foods Limited for the disposal of its entire 100% equity interest in Sime Darby Marketing Sdn. Bhd. ("SDM") for RM1.00. SMRB had on 12th December 2005 completed the disposal of 70% equity interest in SDM. The disposal of the remaining 30% equity interest in SDM was completed on 14th March 2006.

(f) On 28th October 2005, Sime Darby Singapore Limited acquired the remaining 10% equity interest in Technochem Private Limited ("Technochem") for S$596,300 and thereafter disposed the entire 100% equity interest in Technochem for S$9.2 million.

(g) On 11th November 2005, Bow Ma Motors (South China) Limited acquired the remaining 10% equity interest in Hainan Dejie Motors Limited for RMB1.5 million. As a result, Hainan Dejie Motors Limited became a wholly-owned subsidiary of Bow Ma Motors (South China) Limited.

(h) On 18th November 2005, Sime Overseas Sdn. Bhd. entered into an agreement with Weifang Yintong Guoji Investment Co. Ltd. for the establishment of Weifang Sime Darby Investment and Management Co. Ltd. and the acquisition of 80% equity interest each in Weifang Sime Darby Port Co. Ltd and Weifang Sime Darby Water Co. Ltd for USD20 million and USD10 million respectively.

(i) Sime LCP Power Company Limited was incorporated on 19th December 2005 in Thailand. The entire share capital of the company is held by Sime Darby Eastern Limited.

(j) On 29th December 2005, Sime Singapore Limited entered into a Share Sale Agreement with F&NCC Beverages Sdn. Bhd. for the disposal of its entire 51.12% equity interest in Sime Oleander Sdn. Bhd. for RM8.6 million. The disposal was completed on 12th April 2006.

(k) On 30th December 2005, Sime Darby Motors Sdn. Bhd. acquired Special Brand Sdn. Bhd. for RM1,700.

(l) On 6th February 2006, AmMerchant Bank Berhad ("AmMerchant") announced on behalf of Sime Darby Berhad and Hyundai-Sime Darby Berhad ("HSD"), the proposed voluntary withdrawal of HSD from the Official List of Bursa Malaysia Securities Berhad ("Bursa Securities") pursuant to Paragraph 16.04 of the Listing Requirements of Bursa Securities ("Proposed Withdrawal"). The Proposed Withdrawal was approved by shareholders and warrantholders of HSD at the Extraordinary General Meeting and Warrantholders' Meeting held on 24th April 2006.

    Pursuant to Section 12(2) of the Malaysian Code on Take-Overs and Mergers, 1998 a written notice of unconditional voluntary exit offer was served on the Board of HSD on 24th April 2006 ("Exit Offer"). The Exit Offer was issued by AmMerchant on behalf of Sime Darby Motors Sdn. Bhd. ("SDMSB") on 8th May 2006 and at the closing date on 7th July 2006, acceptances for more than 90% of the shares and warrants from HSD's minority shareholders and warrantholders have been received.

    SDMSB had on 26th July 2006 invoked the provisions of Section 34 of the Securities Commission Act,1993 to compulsory acquire the remaining shares for which acceptance have not been received under the Exit Offer. The entire issued and paid-up share capital and warrants of HSD were delisted from the Official List of Bursa Securities with effect from 26th July 2006.

(m) On 18th February 2006, Dunlopillo Holdings Sdn. Bhd. incorporated Dunlopillo (Middle East) FZE.

(n) The privatisation of Tractors Malaysia Holdings Berhad was completed on 24th February 2006. The consideration was settled by the issuance of 41,139,600 new ordinary shares of RM0.50 each in Sime Darby Berhad and RM75.3 million in cash.

(o) On 20th March 2006, Dunlopillo (Singapore) Pte Ltd (formerly known as Conquip (Private) Limited) and PT Dunlopillo Indonesia set up a 70:30 joint venture company known as PT Sime Dunlopillo Indonesia.

(p) On 30th March 2006, B.M.W. Concessionaires (H.K.) Limited acquired the entire equity interest in Shenzhen Bow Chuang Vehicle Trading Company Limited for RMB10 million.

(q) On 12th April 2006, Tractors Malaysia (1982) Sdn. Bhd. acquired the entire equity interest in Tractors Material Handling Sdn Bhd (formerly known as Grand Valuations Sdn Bhd) for RM2.00.

(r) On 18th April 2006, The China Engineers (BVI) Limited incorporated Xiamen CEL Heavy Equipment Company Limited.

(s) On 28th April 2006, Sime UEP Development Sdn. Bhd. and Sime Darby Property Development Sdn. Bhd. subscribed for shares representing 40% and 30% of the equity interest in Sime UEP Brunsfield Properties Sdn Bhd respectively.

(t) On 15th May 2006, Tractors Malaysia Holdings Berhad acquired 70% equity interest in CICA Limited for USD1.4 million.

(u) On 18th May 2006, Sime Darby Property Development Sdn Bhd subscribed for shares representing 60% of the equity interest in Sime Darby Brunsfield Holding Sdn Bhd (formerly known as Sime Darby Brunsfield Development Sdn Bhd).

(v) On 12th June 2006, Sime Darby Energy & Utilities Sdn Bhd (formerly known as Aspry Ventures Sdn Bhd) subscribed for shares representing 60% of the equity interest in Sime Darby Brunsfield Engineering Sdn Bhd.

DIRECTORS

The Directors who have held office during the period since the date of the last Report are as follows:-

Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid (Chairman)
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya (Deputy Chairman)
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid (Group Chief Executive)
Tan Sri Abu Talib bin Othman
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali
Datuk Khatijah binti Ahmad
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali
Michael Wong Pakshong
Dato' Mohamed bin Sulaiman (appointed on 26th October 2005)
Datuk Seri Panglima Andrew Sheng Len Tao (appointed on 1st March 2006)
Dr. David Li Kwok Po (retired on 25th October 2005)

YM Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya, Mr. Michael Wong Pakshong and YM Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali, being over seventy years of age, retire in accordance with Section 129 of the Companies Act, 1965 and offer themselves for re-appointment in accordance with Section 129(6) of the Act to hold office until the conclusion of the next Annual General Meeting of the Company.

YBhg. Dato' Mohamed bin Sulaiman and YBhg. Datuk Seri Panglima Andrew Sheng Len Tao, who were appointed on 26th October 2005 and 1st March 2006 respectively, retire in accordance with the Articles of Association of the Company, and they, being eligible, offer themselves for election.

The Directors retiring by rotation this year are YBhg Datuk Khatijah binti Ahmad and YBhg Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid who being eligible, offer themselves for re-election.

None of the Directors retiring and offering themselves for re-appointment, election or re-election, has a contract of service with the Company.

DIRECTORS' BENEFITS

During and at the end of the year, no arrangements subsisted to which the Company is a party, with the object or objects of enabling Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate except for options over shares granted by the Company pursuant to the Sime Darby Employees' Share Option Scheme.

Since the end of the previous year, no Director has received or become entitled to receive a benefit (other than benefits disclosed as Director's remuneration and benefits-in-kind in Note 2 on the financial statements) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

DIRECTORS' INTERESTS IN SHARES

According to the Register of Directors' Shareholdings, particulars of interests of Directors who held office at the end of the financial year in shares and options over shares in the Company during the year covered by the financial statements were as follows:-

		Number of ordinary shares of RM0.50 each		
Sime Darby Berhad	At 1st July 2005	Acquired	Disposed	At 30th June 2006
Datuk Khatijah binti Ahmad	10,000	–	–	10,000
Michael Wong Pakshong	65,000	–	–	65,000
		Options over ordinary shares of RM0.50 each		
Sime Darby Berhad	At 1st July 2005	Granted	Exercised	At 30th June 2006
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	232,000	70,000	–	302,000

According to the Register of Directors' Shareholdings, particulars of interests of Directors who held office at the end of the financial year in shares in, and participatory interests made available by, subsidiaries of the Company during the year covered by the financial statements were as follows:-

		Number of ordinary shares of RM0.50 each		
Sime Engineering Services Berhad	At 1st July 2005	Acquired	Disposed	At 30th June 2006
Michael Wong Pakshong	10,000	–	–	10,000

Kuala Lumpur Golf & Country Club Berhad

Participatory interest	**Type of membership**
Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid	Honorary
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya	Honorary
Tan Sri Abu Talib bin Othman	Honorary
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali	Honorary
Datuk Khatijah binti Ahmad	Honorary
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	Honorary

No other Director in office at the end of the year held any shares in the Company or shares in, debentures of or participatory interest made available by its subsidiaries during the year.

STATUTORY INFORMATION ON THE FINANCIAL STATEMENTS

(a) Before the Income Statement and Balance Sheet of the Group and of the Company were made out, the Directors took reasonable steps:-

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts, and satisfied themselves that all known bad debts had been written off and that adequate allowance had been made for doubtful debts; and

(ii) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business, their values as shown in the accounting records of the Group and of the Company, have been written down to amounts which they might be expected to so realise.

(b) At the date of this Report, the Directors are not aware of any circumstances:-

(i) which would render the amount written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(ii) which would render the values attributed to current assets in the financial statements of the Group and of the Company misleading; or

(iii) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate.

(c) As at the date of this Report:-

(i) there are no charges on the assets of the Group and of the Company which have arisen since the end of the year to secure the liability of any other person; and

(ii) there are no contingent liabilities in the Group and in the Company which have arisen since the end of the year other than those arising in the ordinary course of business.

(d) At the date of this Report, the Directors are not aware of any circumstances not otherwise dealt with in the Report or financial statements which would render any amount stated in the financial statements misleading.

(e) No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the year which, in the opinion of the Directors, will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due.

OTHER STATUTORY INFORMATION

In the opinion of the Directors:-

(a) the results of the operations of the Group and of the Company during the year were not substantially affected by any item, transaction or event of a material and unusual nature except as disclosed in Note 4 on the financial statements; and

(b) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the year and the date of this Report which is likely to affect substantially the results of the operations of the Group and of the Company for the year in which this Report is made except as disclosed in Note 39 on the financial statements.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

In accordance with a resolution of the Board of Directors
dated 29th August 2006

Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid
Chairman

Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid
Group Chief Executive

Kuala Lumpur
29th August 2006

The principal accounting policies of the Group are summarised below:

1 Basis of preparation

The financial statements are prepared under the historical cost convention except as disclosed in this summary of principal accounting policies and comply with the provisions of the Companies Act, 1965.

The financial statements have been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") approved accounting standards in Malaysia, which include Standards issued by MASB as well as International Accounting Standards adopted by MASB.

(a) New accounting standards

During the financial year, MASB issued a new set of accounting standards known as Financial Reporting Standards ("FRS") for entities other than private entities. All FRS are applicable to the Group with effect from next financial year except for the following FRS, which are applied in accounting for business combinations, where the agreement date is on or after 1st January 2006, and in accounting for goodwill and intangible assets arising therefrom.

- FRS 3 - Business Combinations
- FRS 136 - Impairment of Assets
- FRS 138 - Intangible Assets

With the adoption of FRS 3, the excess of cost of acquisition over the fair value of identifiable assets, liabilities and contingent liabilities acquired is retained in the balance sheet as goodwill, while the shortfall is credited to income statement in the year of acquisition. Goodwill is tested for impairment annually. Goodwill is also tested for impairment when indication of impairment exists.

The existing policy of writing off goodwill against retained profits will still be applied on completion of those acquisitions where the agreements were signed but pending fulfilment of conditions precedent as at 31st December 2005.

There is no change to existing accounting policies following the adoption of FRS 136 and FRS 138.

The standards are applied prospectively. Accordingly, there is no change to the opening balance of retained profits of the prior and current year, or the comparatives.

(b) Reclassification

Certain changes have been made to the segment information presented in Note 36 on the financial statements, principally the transfer of engineering and systems integration companies from General Trading, Services and Others to Energy and Utilities Division, to more closely reflect the composition of and conform to the Group's management reporting structure.

The comparative figures on the segment information presented in the note to the financial statements have also been reclassified accordingly.

2 Basis of consolidation

(a) Subsidiaries

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to the end of the year. Subsidiaries are entities in which the Group has the power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Subsidiaries are consolidated using the acquisition method of accounting. On acquisition, identifiable assets, liabilities and contingent liabilities of the subsidiaries are measured at their fair value. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date of their acquisition or up to the date of their disposal, where appropriate.

All intercompany transactions, balances and unrealised gains on transactions with and between Group companies are eliminated on consolidation. Unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, adjustments are made to the financial statements of subsidiaries to ensure consistency of accounting policies with those of the Group.

Minority interests in the consolidated balance sheet consist of the minorities' share of the net assets of the subsidiaries.

2 Basis of consolidation (continued)

(b) Associates

Associates are entities in which the Group is in a position to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions, but not control over those policies.

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. The consolidated income statement and consolidated statement of changes in equity include the Group's share of profits less losses of associates based on the management accounts of the companies concerned. In the consolidated balance sheet, the Group's interest in associates is recorded at cost inclusive of goodwill and adjusted thereafter for accumulated impairment loss and the post acquisition change in the Group's share of net assets of the associates.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless cost cannot be recovered.

(c) Jointly controlled entities

Jointly controlled entities are corporations, partnerships or other entities over which there is a contractually agreed sharing of control by the Group with one or more parties. The Group's interests in jointly controlled entities are accounted for in the consolidated financial statements using the equity method of accounting.

Equity accounting involves recognising in the consolidated income statement the Group's share of the results of jointly controlled entities for the period. The Group's investments in jointly controlled entities are carried in the consolidated balance sheet at an amount that reflects its share of the net assets of the jointly controlled entities.

Unrealised gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities. Unrealised losses are also eliminated unless cost cannot be recovered.

(d) Goodwill

Goodwill/(negative goodwill) represents the excess/(deficit) of cost of acquisition over the fair value of identifiable assets, liabilities and contingent liabilities acquired, and is treated differently depending on the agreement date of the acquisition.

Acquisitions where the agreement date is before 1st January 2006

Goodwill is written off against retained profits in the year of acquisition.

Acquisitions where the agreement date is on or after 1st January 2006

Goodwill on acquisition of subsidiaries is included in intangible assets while negative goodwill is credited to the income statement in the year of acquisition. Goodwill on acquisition of associates and jointly controlled entities is included as part of cost of investments in associates and jointly controlled entities while negative goodwill is added thereon and credited to income statement in the year of acquisition.

Goodwill is allocated to cash generating units and is stated at cost less accumulated impairment losses, if any. Impairment test is performed annually. Goodwill is also tested for impairment when indication of impairment exists. Impairment losses recognised are not reversed in subsequent periods.

3 Currency translation

The financial statements are stated in Ringgit Malaysia (RM).

Foreign currency transactions in Group companies are accounted for at exchange rates prevailing at the transaction dates, unless hedged by forward foreign exchange contracts, in which case the rates specified in such forward contracts are used. Foreign currency monetary items are translated into Ringgit Malaysia at exchange rates prevailing at the balance sheet date, unless hedged by forward foreign exchange contracts, in which case the rates specified in such forward contracts are used. Exchange differences arising from the settlement of foreign currency transactions and from the translation of foreign currency monetary items are included in the income statement.

3 Currency translation (continued)

Income statements of foreign subsidiaries and associates are translated into Ringgit Malaysia at average exchange rates for the year and assets and liabilities, both monetary and non-monetary, at exchange rates ruling at the year end. All resulting translation differences are taken to reserves. On disposal of the foreign entity, such translation differences are recognised in the income statement as part of the gain or loss on disposal.

The principal exchange rates used for each respective unit of foreign currency in the Group are:

	Year end rates		Average rates	
	2006	2005	**2006**	2005
	RM	RM	RM	RM
Australian dollar	**2.69**	2.90	**2.79**	2.85
Chinese renminbi	**0.46**	0.46	**0.46**	0.46
Euro	**4.63**	4.59	**4.54**	4.81
Hong Kong dollar	**0.48**	0.49	**0.48**	0.49
Singapore dollar	**2.31**	2.25	**2.27**	2.28
Thai baht	**0.10**	0.09	**0.09**	0.09
United States dollar	**3.69**	3.80	**3.73**	3.80

4 Property, plant and equipment

Property, plant and equipment are stated at cost modified by the revaluation of certain land and buildings less accumulated depreciation and impairment losses. Property, plant and equipment stated at valuation relate mainly to revaluations made in 1978 on a continuing agricultural use basis of the land and buildings of the Group's plantations in Malaysia based on valuations by professional firms of surveyors and valuers. In accordance with the transitional provisions issued by MASB on adoption of FRS No. 116 (formerly known as MASB Standard No.15) Property, Plant and Equipment, the valuation of these assets has not been updated, and they continue to be stated at their existing carrying amounts less depreciation and impairment losses.

Surpluses arising on revaluation are credited to a revaluation reserve. Any deficit arising from revaluation is charged against the revaluation reserve to the extent of a previous surplus held in the revaluation reserve for the same asset. In all other cases, a decrease in the carrying amount is charged to the income statement. On the disposal of revalued assets, amounts in revaluation reserve relating to those assets are transferred to retained profits.

Freehold land is not depreciated. Leasehold land is depreciated on a straight line basis, over the period of the respective leases ranging from 30 years to 999 years. Assets in the course of construction are shown as capital work in progress. Depreciation on these assets commences when they are ready for use. Other property, plant and equipment are depreciated on a straight line basis to write down the cost or valuation of each asset to their residual values over their estimated useful lives. The principal annual depreciation rates are:

Buildings	2% to 5%
Plant, machinery, vehicles, equipment and fixtures	5% to 33 1/3%

Interest incurred on external borrowings related to property under construction is capitalised until the assets are ready for their intended use.

5 Intangible assets

Expenditure on acquired rights and trademarks with a finite useful life is capitalised and amortised using the straight line method over their estimated useful lives not exceeding 20 years whilst those with indefinite useful lives are capitalised and subject to annual impairment review. Intangible asset is also tested for impairment when indication of impairment exists.

6 Research expenditure

Research expenditure relating to agricultural studies is charged to the income statement in the year in which the expenditure is incurred.

7 New planting expenditure and replanting expenditure

New planting expenditure incurred on land clearing and upkeep of trees to maturity is capitalised under land cost and is not amortised. Replanting expenditure is charged to the income statement in the year in which the expenditure is incurred.



8 Land held for property development

Land held for property development consists of land on which no significant development work has been undertaken or where development activities are not expected to be completed within the normal operating cycle. Land held for property development is classified as non-current asset and carried at cost less any accumulated impairment losses.

Land held for property development is transferred to property development costs (under current assets) when development activities have commenced and are expected to be completed within the normal operating cycle.

9 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes, where relevant, an appropriate proportion of overheads. The inventories are determined on a weighted average basis except for the following:

Heavy equipment, motor vehicles and completed development units - specific identification basis
Replacement parts - first in first out basis.

Net realisable value is the estimate of the selling price in the ordinary course of business, less cost to completion and selling expenses.

10 Property development costs

The cost of land under development, related development costs common to whole projects and direct building costs less amounts recognised as expense in the income statement are carried forward in the balance sheet as property development costs. Revenue and expense recognised in the income statement is determined by reference to the stage of completion of the development activity in respect of the development units sold. Any expected loss on development projects, is recognised as an expense immediately.

Where revenue recognised on the development units sold exceeds the billings to purchasers, the balance is shown as accrued billings, under trade and other receivables. Where the billings to purchasers exceed revenue recognised on the development units sold, the balance is shown as progress billings, under trade and other payables.

11 Trade and other receivables

Trade and other receivables are carried at anticipated realisable value. Specific allowances are made for debts which have been identified as bad or doubtful. In addition, estimates are made for doubtful debts based on a review of all outstanding amounts at year end.

When assets are sold under a finance lease, the present value of the lease payments is recognised as receivables. The difference between the gross receivables and the present value of the receivables is recognised as unearned finance income.

12 Investments

The Company's investments in subsidiaries, associates and jointly controlled entities are shown at cost less accumulated impairment losses. Quoted and unquoted investments and marketable securities that are held for long term, are stated at cost (adjusted for amortisation of premium or accretion of discounts to maturity, where appropriate) less accumulated impairment losses. Cost directly attributable to an acquisition, is included as part of the cost of investment.

Short term investments are stated at lower of cost and market value determined on an individual investment basis. Market value is calculated by reference to quoted selling prices at the close of business on the balance sheet date.

Profits and losses from disposal of investments, impairment losses of investments held for long term and any reductions to market value of short term investments as well as any reversals of such reductions are included in the income statement.

13 Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the "liability method", on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilised.

13 Taxation (continued)

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on the tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statement, except when it arises from a transaction which is recognised directly in reserve, in which case the deferred tax is also recognised directly in reserve.

14 Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals on operating leases are charged to the income statement on a straight line basis over the lease term.

15 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, where it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount can be made.

(a) Maintenance and warranty

The Group recognises the estimated liability to repair or replace products still under warranty at the balance sheet date. This provision is calculated based on past history of the level of repairs and replacements.

(b) Property development

Cost provisions for property development are recognised based on commitments made on enhancements to infrastructure facilities of township developments.

(c) Provision for future obligations

Provision for future obligations is recognised in respect of the Group's commitments in a joint venture project.

16 Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash in hand, deposits held at call with banks, investment in money market instruments and demand deposits, net of bank overdrafts. In the balance sheet, investment in money market instruments held for short term and bank overdrafts are included in the short term investments and the short term borrowings respectively.

17 Construction contracts

The profit on a construction contract is recognised as soon as the outcome of the contract can be estimated reliably. The percentage of completion method is used to determine the appropriate amount of revenue and costs to be recognised in a given period, by reference to the proportion of costs incurred to date to the total estimated costs or the completion of a physical proportion of contract work to-date. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that is probably recoverable. When it is probable that contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

The aggregate costs incurred and the profits or losses recognised on a contract are compared against the progress billings up to the year end. Where costs incurred and recognised profits/(losses) exceed progress billings, the balance is shown as amounts due from customers on construction contracts, under trade and other receivables. Where progress billings exceed costs incurred and recognised profits/(losses), the balance is shown as amounts due to customers on construction contracts, under trade and other payables.

18 Revenue recognition

Revenue is recognised upon delivery of goods or performance of services, net of discounts, allowances and indirect taxes. Revenue for the Group is stated after eliminating sales within the Group. Revenue from property development is recognised by reference to the stage of completion of the development activity in respect of the development units sold. Revenue from construction contracts is recognised on the percentage of completion method by reference to the proportion of costs incurred to date to the total estimated costs or the completion of a physical proportion of contract work to-date.

Other revenues earned by the Group are recognised on the following bases:

(a) Finance charges from leasing and hire purchase financing - recognised on an accrual basis over the period of the leasing and hire purchase contracts using the "sum-of-digits" method.

(b) Interest income - recognised as it accrues.

18 Revenue recognition (continued)

(c) **Dividend income** - recognised when the right to receive payment is established. In this respect it is Group policy to recognise interim dividends from a subsidiary when they are declared and final dividends when they are approved by shareholders in general meeting.

19 Impairment of assets

At each balance sheet date, the Group assesses whether there is any indication that an asset may be impaired. If any such indication exists, impairment is measured by comparing the carrying values of the assets with their recoverable amounts. Recoverable amount is the higher of net selling price and value in use, which is measured by reference to discounted future cash flows.

The impairment loss is charged to the income statement unless it reverses a previous revaluation in which case it is charged to the revaluation reserve. Any subsequent increase in recoverable amount of the asset, other than goodwill, is recognised in the income statement unless it reverses an impairment loss on a revalued asset in which case it is taken to revaluation reserve.

20 Employee benefits

(a) Short term employee benefits

Wages, salaries, paid annual leave and sick leave, bonuses and non-monetary benefits are accrued in the period in which the associated services are rendered by employees of the Group.

(b) Defined contribution plans

The Group has various defined contribution plans in accordance with local conditions and practices in the countries in which it operates. The Group's contributions to defined contribution plans are charged to the income statement in the year in which they relate.

(c) Termination benefits

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of a proposal to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(d) Equity compensation benefits

Details of the Group's Employees' Share Option Scheme are set out in Note 9 on the financial statements. The Group does not make a charge to the income statement in connection with share options granted. When the share options are exercised, the proceeds received net of any transaction costs, are credited to share capital and share premium.

21 Financial instruments

(a) Financial instruments recognised on the balance sheet

The particular recognition method adopted for the financial instruments recognised on the balance sheet is disclosed in the individual policy statements associated with each item.

(b) Financial instruments not recognised on the balance sheet

The Group is a party to financial instruments which comprise forward foreign exchange contracts, interest rate and currency swap contracts. These instruments are not recognised in the financial statements on inception.

Forward foreign exchange contracts

The Group enters into forward foreign exchange contracts to protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Exchange gains and losses arising on contracts entered into as hedges of anticipated future transactions are deferred until the date of such transactions, at which time they are included in the measurement of such transactions. All other exchange gains and losses relating to hedge instruments are recognised in the income statement in the same period as the exchange differences on the underlying hedged items.

21 Financial instruments (continued)

(b) Financial instruments not recognised on the balance sheet (continued)

Interest rate and currency swap contracts

Interest rate and currency swap, collar and cap contracts are designed to protect the Group from movements in interest rates. The notional principal of these contracts are recorded off balance sheet. Any differential to be paid or received on an interest rate and currency swap contract is recognised as a component of interest income or expense over the period of the contract. Gains and losses on early termination of interest rate and currency swap contracts or on repayment of the borrowing are taken to the income statement.

22 Segment reporting

Segment revenue, expense, assets and liabilities are those amounts resulting from operating activities of a segment that are directly attributable to the segment and the relevant portion that can be allocated on a reasonable basis to the segment. Segment revenue, expense, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment.

Income Statements

Amounts in RM million unless otherwise stated

	Note	Group 2006	Group 2005	Company 2006	Company 2005
Revenue	1	**20,162.1**	18,645.7	**796.4**	726.4
Operating expenses	2	**(18,838.5)**	(17,648.8)	**(92.2)**	(86.6)
Other operating income	3	**258.6**	409.2	**5.8**	20.0
Operating profit		**1,582.2**	1,406.1	**710.0**	659.8
Share of results of jointly controlled entities		**1.5**	(74.4)	**-**	-
Share of results of associates		**90.8**	40.0	**-**	-
Profit before interest		**1,674.5**	1,371.7	**710.0**	659.8
Investment and interest income	5	**89.5**	88.3	**32.7**	26.9
Finance costs		**(121.8)**	(95.2)	**(33.3)**	(21.9)
Profit before taxation		**1,642.2**	1,364.8	**709.4**	664.8
Taxation:	6				
- Company and subsidiaries		**(429.4)**	(423.9)	**(199.6)**	(171.4)
- Associates		**(9.7)**	(7.5)	**-**	-
		(439.1)	(431.4)	**(199.6)**	(171.4)
Profit after taxation		**1,203.1**	933.4	**509.8**	493.4
Minority interests		**(82.5)**	(132.2)	**-**	-
Net profit for the year		**1,120.6**	801.2	**509.8**	493.4

	Note	**Sen**	Sen
Earnings per share	7		
- Basic		**46.1**	33.7
- Diluted		**45.9**	33.6

The accounting policies set out on pages 58 to 64 and the notes on pages 69 to 112 are to be read as part of these financial statements.

Balance Sheets

Amounts in RM million unless otherwise stated

	Note	Group 2006	Group 2005	Company 2006	Company 2005
SHARE CAPITAL	9	**1,232.8**	1,195.1	**1,232.8**	1,195.1
RESERVES	10	**7,571.0**	6,810.0	**4,386.0**	3,980.3
SHAREHOLDERS' FUNDS		**8,803.8**	8,005.1	**5,618.8**	5,175.4
MINORITY INTERESTS		**990.2**	1,179.1	**–**	–
		9,794.0	9,184.2	**5,618.8**	5,175.4
NON-CURRENT LIABILITIES					
Loans and financing	11	**2,083.2**	1,854.0	**1,000.0**	500.0
Deferred tax liabilities	13	**234.8**	233.0	**–**	–
		2,318.0	2,087.0	**1,000.0**	500.0
		12,112.0	11,271.2	**6,618.8**	5,675.4
CURRENT ASSETS					
Inventories	14	**3,381.3**	3,306.1	**2.5**	1.9
Property development costs	15	**787.3**	765.4	**–**	–
Trade and other receivables	16	**3,318.6**	2,856.0	**12.0**	19.6
Tax recoverable		**134.9**	105.6	**–**	–
Short term investments	22	**–**	26.8	**–**	–
Cash held under Housing Development Accounts	18	**280.2**	409.7	**–**	–
Bank balances, deposits and cash	19	**2,932.2**	2,181.5	**285.7**	162.5
		10,834.5	9,651.1	**300.2**	184.0
CURRENT LIABILITIES					
Trade and other payables	20	**3,794.6**	3,752.7	**40.1**	28.8
Provisions	21	**130.1**	130.6	**–**	–
Short term borrowings	11	**1,256.6**	837.0	**–**	–
Current taxation		**244.5**	243.5	**1.8**	4.9
		5,425.8	4,963.8	**41.9**	33.7
NET CURRENT ASSETS		**5,408.7**	4,687.3	**258.3**	150.3
NON-CURRENT ASSETS					
Trade and other receivables	16	**454.1**	465.7	**–**	–
Deferred tax assets	13	**364.9**	368.0	**2.3**	1.1
Investments	22	**348.4**	155.8	**194.5**	2.9
Associates	23	**545.2**	815.7	**1.8**	193.3
Jointly controlled entities	24	**1.1**	(0.3)	**–**	–
Subsidiaries	25	**–**	–	**6,146.4**	5,314.8
Land held for property development	26	**262.5**	309.6	**–**	–
Property, plant and equipment	27	**4,655.6**	4,396.8	**15.5**	13.0
Goodwill	28	**3.0**	–	**–**	–
Intangible assets	29	**68.5**	72.6	**–**	–
		6,703.3	6,583.9	**6,360.5**	5,525.1
		12,112.0	11,271.2	**6,618.8**	5,675.4
		Sen	Sen		
NET ASSETS PER SHARE	7	**357**	335		

The accounting policies set out on pages 58 to 64 and the notes on pages 69 to 112 are to be read as part of these financial statements.

Amounts in RM million unless otherwise stated

	Group			Company		
	Share capital	Reserves	Total	Share capital	Reserves	Total
2006						
At 1st July 2005	**1,195.1**	**6,810.0**	**8,005.1**	**1,195.1**	**3,980.3**	**5,175.4**
Currency translation differences	**–**	**(75.8)**	**(75.8)**	**–**	**–**	**–**
Effect of dilution of interest in associates	**–**	**4.1**	**4.1**	**–**	**–**	**–**
Goodwill written off	**–**	**(183.8)**	**(183.8)**	**–**	**–**	**–**
Net loss not recognised in income statement	**–**	**(255.5)**	**(255.5)**	**–**	**–**	**–**
Net profit for the year	**–**	**1,120.6**	**1,120.6**	**–**	**509.8**	**509.8**
Dividends						
- Final dividend (30th June 2005)	**–**	**(397.9)**	**(397.9)**	**–**	**(397.9)**	**(397.9)**
- Interim dividend (30th June 2006)	**–**	**(88.6)**	**(88.6)**	**–**	**(88.6)**	**(88.6)**
Issue of shares	**37.7**	**382.4**	**420.1**	**37.7**	**382.4**	**420.1**
At 30th June 2006	**1,232.8**	**7,571.0**	**8,803.8**	**1,232.8**	**4,386.0**	**5,618.8**
2005						
At 1st July 2004	1,177.9	7,246.8	8,424.7	1,177.9	3,808.4	4,986.3
Currency translation differences	–	128.6	128.6	–	–	–
Effect of dilution of interest in an associate	–	1.2	1.2	–	–	–
Goodwill written off	–	(1,046.3)	(1,046.3)	–	–	–
Net loss not recognised in income statement	–	(916.5)	(916.5)	–	–	–
Net profit for the year	–	801.2	801.2	–	493.4	493.4
Dividends						
- Final dividend (30th June 2004)	–	(391.0)	(391.0)	–	(391.0)	(391.0)
- Interim dividend (30th June 2005)	–	(86.0)	(86.0)	–	(86.0)	(86.0)
Issue of shares	17.2	155.5	172.7	17.2	155.5	172.7
At 30th June 2005	1,195.1	6,810.0	8,005.1	1,195.1	3,980.3	5,175.4

An analysis of the movements in each category within reserves is set out in Note 10.

The accounting policies set out on pages 58 to 64 and the notes on pages 69 to 112 are to be read as part of these financial statements.

Cash Flow Statements
For The Year Ended 30th June 2006

Amounts in RM million unless otherwise stated

	Note	Group 2006	Group 2005	Company 2006	Company 2005
Profit after taxation		**1,203.1**	933.4	**509.8**	493.4
Adjustments for :					
Dividends from subsidiaries and associates		**-**	–	**(716.6)**	(637.1)
Unusual items	**4**	**7.8**	122.0	**-**	(15.9)
Surplus on disposal of machinery, equipment and vehicles		**(28.0)**	(13.1)	**(0.4)**	(0.3)
Share of profits less losses of jointly controlled entities and associates		**(92.3)**	34.4	**-**	–
Unrealised exchange (gain)/loss		**(3.8)**	3.3	**1.3**	0.8
Investment income		**(10.8)**	(19.7)	**(3.7)**	(0.9)
Interest income		**(78.7)**	(68.6)	**(29.0)**	(26.0)
Finance costs		**121.8**	95.2	**33.3**	21.9
Depreciation		**376.7**	360.6	**5.1**	3.9
Taxation		**439.1**	431.4	**199.6**	171.4
Other non-cash items	**31**	**10.7**	86.8	**-**	(0.2)
		1,945.6	1,965.7	**(0.6)**	11.0
Changes in working capital:					
Inventories		**(153.4)**	(797.0)	**(0.6)**	(0.9)
Property development costs		**43.8**	(13.4)	**-**	–
Trade and other receivables		**(448.2)**	(346.9)	**8.1**	64.2
Cash held under Housing Development Accounts		**129.5**	(120.9)	**-**	–
Trade and other payables and provisions		**30.3**	431.2	**10.8**	(1.5)
Cash generated from operations		**1,547.6**	1,118.7	**17.7**	72.8
Tax paid		**(455.2)**	(439.9)	**(5.5)**	(5.5)
Dividends from subsidiaries		**-**	–	**510.1**	461.8
Dividends from associates		**67.4**	44.2	**8.1**	10.7
Net cash inflow from operating activities		**1,159.8**	723.0	**530.4**	539.8
Net cash outflow from investing activities	**32**	**(581.5)**	(817.3)	**(566.6)**	(349.7)
Net cash inflow/(outflow) from financing activities	**33**	**194.6**	(308.4)	**159.4**	(326.2)
Net increase/(decrease) in cash and cash equivalents		**772.9**	(402.7)	**123.2**	(136.1)
Foreign exchange differences		**(5.9)**	14.1	**-**	–
Cash and cash equivalents at beginning of the year		**2,153.4**	2,542.0	**162.5**	298.6
Cash and cash equivalents at end of the year	**19**	**2,920.4**	2,153.4	**285.7**	162.5

The accounting policies set out on pages 58 to 64 and the notes on pages 69 to 112 are to be read as part of these financial statements.

Amounts in RM million unless otherwise stated

INCOME STATEMENTS

1 REVENUE

Revenue for the Group represents sales of goods, performance of services, income from construction contracts and property development earned outside the Group, net of discounts, allowances and indirect taxes.

Revenue for the Company represents sales of goods, performance of services and income from shares held in subsidiaries and associates.

	Group		Company	
	2006	2005	**2006**	2005
Analysis of revenue				
Sales of goods	**15,390.8**	14,213.5	**26.1**	34.2
Performance of services	**2,995.7**	2,695.2	**53.7**	55.1
Construction contracts	**1,137.9**	992.6	**-**	-
Property development	**637.7**	744.4	**-**	-
Income from shares held in subsidiaries				
- Quoted	**-**	-	**43.4**	78.3
- Unquoted	**-**	-	**665.1**	548.1
Income from shares held in associates				
- Unquoted	**-**	-	**8.1**	10.7
	20,162.1	18,645.7	**796.4**	726.4

2 OPERATING EXPENSES

	Group		Company	
	2006	2005	**2006**	2005
Changes in inventories of finished goods and work in progress	**(20.1)**	(815.5)	**-**	-
Finished goods and work in progress purchased	**12,713.1**	12,319.0	**16.4**	24.2
Raw materials and consumables used	**1,506.0**	1,202.9	**3.0**	2.9
Staff costs	**1,345.5**	1,299.7	**36.2**	28.9
Depreciation	**376.7**	360.6	**5.1**	3.9
Amortisation of intangible assets	**3.9**	2.7	**-**	-
Construction contract costs	**866.3**	793.3	**-**	-
Property development costs (Note 15)	**453.4**	604.7	**-**	-
Other operating expenses	**1,593.7**	1,881.4	**31.5**	26.7
	18,838.5	17,648.8	**92.2**	86.6
Number of persons employed, at the end of the year	**28,770**	24,916	**321**	284

	Group		Company	
	2006	2005	**2006**	2005
Staff costs include:				
Defined contribution plans	**95.0**	91.3	**3.2**	2.7
Termination benefits	**3.9**	2.0	**-**	-

2 OPERATING EXPENSES (continued)

	Group		Company	
	2006	2005	**2006**	2005
Other operating expenses include:				
Auditors' remuneration:				
Fees for statutory audits				
- current year	**9.7**	8.7	**0.4**	0.3
- under provision in prior year	**0.1**	0.4	**–**	–
Fees for other services	**4.3**	3.1	**2.1**	0.2
Directors' remuneration:				
Fees	**1.2**	1.1	**1.0**	0.9
Other emoluments	**1.3**	1.5	**1.3**	1.4
Hire of plant and machinery	**12.9**	9.1	**0.4**	0.2
Operating lease payments for land and buildings to:				
Subsidiaries	**–**	–	**3.9**	2.9
Companies external to the Group	**120.9**	113.0	**0.1**	0.1
Replanting expenditure	**16.5**	24.1	**–**	–
Research expenditure	**5.6**	6.3	**–**	–
Allowance for doubtful debts:				
Motor vehicle sales receivables in China	**–**	163.7	**–**	–
Others	**55.9**	58.2	**–**	–
Writeback of allowance for doubtful debts	**(60.2)**	(24.2)	**–**	–
Realised exchange loss/(gain)	**1.2**	(9.8)	**(0.1)**	(0.1)
Unrealised exchange (gain)/loss	**(3.8)**	3.3	**1.3**	0.8
Allowance for loan to subsidiaries doubtful of recovery	**–**	–	**0.1**	2.3
Loss on disposal of subsidiaries, associates and a jointly controlled entity	**12.6**	98.3	**–**	–
Impairment of investment in an associate	**20.9**	20.4	**–**	–
Impairment of long term investments	**1.0**	8.5	**–**	3.6
Write off of property, plant and equipment	**6.7**	50.1	**–**	–
Impairment of property, plant and equipment	**6.8**	19.8	**–**	–

The estimated monetary value of benefits provided to Directors of the Company during the year by way of usage of the Group's and Company's assets and other benefits amounted to RM0.2 million (2005 : RM0.1 million).

Group

The remuneration of Directors of the Company for the year ended 30th June 2006 is categorised as follows:

(in RM thousand)	Salary	Fees	Bonus	Benefits-in-kind	Allowances	Defined contribution plans	**Total**
Executive Director	**660**	**–**	**446**	**148**	**–**	**106**	**1,360**
Non-Executive Directors	**–**	**1,215**	**–**	**4**	**91**	**–**	**1,310**
Total	**660**	**1,215**	**446**	**152**	**91**	**106**	**2,670**

The number of Directors of the Company whose total remuneration during the year ended 30th June 2006 fell within the following bands is analysed as follows:

No of Directors	RM50,000 and below	> RM50,000 to RM100,000	> RM100,000 to RM150,000	> RM150,000 to RM200,000	> RM200,000 to RM250,000	> RM1,350,000 to RM1,400,000
Executive Director	–	–	–	–	–	1
Non-Executive Directors	1	1	2	3	2	–



3 OTHER OPERATING INCOME

	Group		Company	
	2006	2005	**2006**	2005
Other operating income includes:				
Rental income from land and buildings	**35.3**	46.1	**–**	–
Surplus on disposal of machinery, equipment and vehicles	**28.0**	13.1	**0.3**	0.3
Surplus on disposal of investments	**3.0**	86.3	**–**	19.7
Surplus on disposal of properties	**15.2**	10.6	**–**	–
Surplus on disposal of subsidiaries, associates and a jointly controlled entity	**13.0**	89.4	**–**	–

4 UNUSUAL ITEMS

The following income and allowances are classified as unusual items for the purpose of disclosure of segment results in Note 36.

	Group		Company	
	2006	2005	**2006**	2005
Surplus on disposal of investments	**3.0**	86.3	**–**	19.7
Surplus/(loss) on disposal of subsidiaries, associates and a jointly controlled entity	**0.4**	(8.9)	**–**	–
Surplus on disposal of properties	**15.2**	10.6	**–**	–
Impairment of investment in associates	**(20.9)**	(20.4)	**–**	–
Impairment of property, plant and equipment	**(6.8)**	(19.8)	**–**	–
Allowance for motor vehicles sales receivables in China	**–**	(163.7)	**–**	–
Impairment of long term investments	**(1.0)**	(8.5)	**–**	(3.6)
Provision for reorganisation expenses and severance costs and others	**2.3**	2.4	**–**	(0.2)
Sub total	**(7.8)**	(122.0)	**–**	15.9
Provision for foreseeable contract losses of a jointly controlled entity	**–**	(55.0)	**–**	–
	(7.8)	(177.0)	**–**	15.9

5 INVESTMENT AND INTEREST INCOME

	Group		Company	
	2006	2005	**2006**	2005
Income from marketable securities	**0.7**	5.3	**–**	–
Income from shares (gross):				
- Quoted in Malaysia	**–**	0.6	**–**	0.5
- Quoted outside Malaysia	**0.1**	3.2	**0.1**	0.4
- Unquoted	**10.0**	10.6	**3.6**	–
Total investment income	**10.8**	19.7	**3.7**	0.9
Interest income from:				
- Subsidiaries	**–**	–	**14.1**	15.4
- Banks and other financial institutions	**78.7**	68.6	**14.9**	10.6
Total interest income	**78.7**	68.6	**29.0**	26.0
Total investment and interest income	**89.5**	88.3	**32.7**	26.9

6 TAXATION

	Group		Company	
	2006	2005	**2006**	2005
Current taxation:				
In respect of current year:				
- Malaysian income tax	**206.0**	262.9	**199.6**	171.7
- Foreign income tax	**233.7**	218.2	**1.2**	1.2
In respect of prior year:				
- Malaysian income tax	**(4.6)**	(4.6)	**–**	–
- Foreign income tax	**(9.0)**	(26.4)	**–**	–
Deferred taxation	**3.3**	(26.2)	**(1.2)**	(1.5)
	429.4	423.9	**199.6**	171.4
Share of taxation of associates	**9.7**	7.5	**–**	–
	439.1	431.4	**199.6**	171.4

Tax reconciliation

A reconciliation of income tax expense applicable to profit before taxation at the statutory income tax rate to income tax expense at the effective income tax rate of the Group and of the Company is as follows:

	Group		Company	
	2006	2005	**2006**	2005
Profit before taxation	**1,642.2**	1,364.8	**709.4**	664.8
Taxation at Malaysian statutory tax rate of 28% (2005: 28%)	**459.8**	382.1	**198.6**	186.1
Effect of different tax rates in other countries	**(14.3)**	14.8	**(1.1)**	(1.0)
Effect of income not subject to tax	**(81.6)**	(150.4)	**(1.8)**	(16.6)
Effect of expenses not deductible for tax purposes	**78.2**	121.8	**3.7**	2.6
Effect of utilisation of previously unrecognised tax losses and unabsorbed capital allowances	**(1.6)**	(6.4)	**–**	–
Tax incentives available to the Group	**(15.1)**	(9.4)	**–**	–
Writeback of provision for taxation in respect of prior years	**(13.6)**	(31.0)	**–**	–
Deferred tax assets not recognised in respect of current year's tax losses and unabsorbed capital allowances	**36.5**	119.1	**–**	–
Others	**(9.2)**	(9.2)	**0.2**	0.3
Tax expense for the year	**439.1**	431.4	**199.6**	171.4
Effective tax rate (%)	**26.7**	31.6	**28.1**	25.8



7 EARNINGS AND NET ASSETS PER SHARE - GROUP

(a) Basic earnings per share

Basic earnings per share is computed as follows :

	2006	2005
Net profit for the year	1,120.6	801.2
Weighted average number of shares in issue (million)	2,431.4	2,374.6
Basic earnings per share (sen per share)	46.1	33.7

(b) Diluted earnings per share

The diluted earnings per share is computed as follows :

	2006	2005
Net profit for the year	1,120.6	801.2
Dilutive effects of outstanding employees' share options of an associate	(0.2)	(0.1)
Dilutive effects of outstanding warrants of a subsidiary not held by the Group	(0.3)	(0.9)
Diluted earnings	1,120.1	800.2
	million	
Weighted average number of shares in issue	2,431.4	2,374.6
Adjustment for outstanding employees' share options issued by the Company	7.6	6.9
Adjusted weighted average number of shares	2,439.0	2,381.5
Diluted earnings per share (sen per share)	45.9	33.6

(c) Net assets per share

The net assets per share is calculated by dividing the Group's net assets of RM8,803.8 million (2005 : RM8,005.1 million) by the 2,465.5 million (2005 : 2,390.2 million) number of shares of the Company in issue at year end.

8 DIVIDENDS

	2006	2005
Final dividend for the year ended 30th June 2005: Paid on 16th December 2005 - 16.0 sen gross per share less Malaysian tax at 28% and 5.0 sen per share tax exempt (2005 : 16.0 sen gross per share less Malaysian tax at 28% and 5.0 sen per share tax exempt)	397.9	391.0
Interim dividend for the year ended 30th June 2006: Paid on 19th May 2006 - 5.0 sen gross per share less Malaysian tax at 28% (2005 : 5.0 sen gross per share less Malaysian tax at 28%)	88.6	86.0
	486.5	477.0

At the forthcoming Annual General Meeting on 7th November 2006, a gross final dividend in respect of the year ended 30th June 2006 of 25.0 sen per share, comprising 16.0 sen per share less Malaysian tax at 28%, 5.0 sen per share Malaysian tax exempt and 4.0 sen per share less Singapore tax at 20% amounting to RM486.2 million will be proposed for shareholders' approval. These financial statements do not reflect this proposed final dividend which will be accounted for in the year ending 30th June 2007 when approved by shareholders.

BALANCE SHEETS

9 SHARE CAPITAL

(a) Share capital

	2006	2005
Authorised:		
3,000.0 million (2005 : 3,000.0 million) ordinary shares of RM0.50 each	**1,500.0**	1,500.0
Issued and fully paid:		
At 1st July - 2,390.2 million (2005 : 2,355.7 million) ordinary shares of RM0.50 each	**1,195.1**	1,177.9
41.1 million (2005 : Nil) new shares issued under the terms of the privatisation of a subsidiary	**20.6**	-
34.2 million (2005 : 34.5 million) new shares issued pursuant to the exercise of options under the Sime Darby Employees' Share Option Scheme	**17.1**	17.2
At 30th June – 2,465.5 million (2005 : 2,390.2 million) ordinary shares of RM0.50 each	**1,232.8**	1,195.1

(b) Issuance of shares under the terms of the privatisation of a subsidiary

On 26th January 2006, 41,139,600 new ordinary shares of RM0.50 each were issued under the terms of the privatisation of Tractors Malaysia Holdings Berhad. These shares were quoted on the Main Board of Bursa Malaysia Securities Berhad on 6th February 2006.

(c) Employees' Share Option Scheme

The Company implemented an Employees' Share Option Scheme ("Scheme") which came into effect on 10th December 2001 for a period of five (5) years to 9th December 2006 but may be renewed for another five (5) years or such longer period as allowed under the Companies Act, 1965. The Scheme is governed by the Bye-Laws which were approved by the shareholders on 6th November 2001.

The main features of the Scheme are as follows:

- Eligible employees are, in the case of Malaysian citizens, full time employees of the Company or of an eligible subsidiary, who have been in the service of the Group for at least one (1) continuous year including employees serving a fixed term contract of employment, the duration of which (including any period of employment that they have already served) should be at least three (3) years and in the case of non-Malaysian citizens, full time executives of the Company or an eligible subsidiary, who have been in the service of the Group for at least three (3) continuous years.
- The options granted may be exercised at any time before the expiry of the Scheme in full or in such lesser number of ordinary shares provided that the number shall be in multiples of 1,000 shares.
- The price at which grantees are entitled to subscribe for shares under the Scheme is the weighted average market price of the shares as shown in the daily official list issued by Bursa Malaysia Securities Berhad for the five (5) market days immediately preceding the respective dates of offer of the options, with a discount of not more than 10% (or such other higher percentage as may be allowed by the Securities Commission, Bursa Malaysia Securities Berhad and/or other relevant authorities).
- The grantees have no right to participate, by virtue of these options, in any share issue of any other company within the Group.
- Options granted under the Scheme carry no dividend or voting rights. Upon exercise of the options, the shares issued rank pari passu in all respects with the then existing ordinary shares of the Company.

The Board of Directors had, on 30th May 2006, approved the extension of the Scheme for another two (2) years upon its expiry on 9th December 2006.



9 SHARE CAPITAL (continued)

The movements during the year in the number of share options over the ordinary shares of the Company were as follows :

		Number of share options				
Date granted	**Exercise price RM/share**	**At 1st July '000**	**Granted '000**	**Exercised '000**	**Lapsed '000**	**At 30th June '000**
2006						
28th February 2002	**4.90**	**10,272**	**–**	**(5,525)**	**(178)**	**4,569**
12th May 2002	**5.09**	**831**	**–**	**(442)**	**(63)**	**326**
6th June 2003	**5.08**	**8,356**	**–**	**(4,795)**	**(129)**	**3,432**
28th May 2004	**5.47**	**18,801**	**–**	**(6,514)**	**(645)**	**11,642**
20th May 2005	**5.28**	**27,449**	**–**	**(16,878)**	**(539)**	**10,032**
26th June 2006	**5.41**	**–**	**32,011**	**–**	**–**	**32,011**
		65,709	**32,011**	**(34,154)**	**(1,554)**	**62,012**
2005						
28th February 2002	4.90	32,735	–	(22,356)	(107)	10,272
12th May 2002	5.09	1,887	–	(968)	(88)	831
6th June 2003	5.08	16,108	–	(7,164)	(588)	8,356
28th May 2004	5.47	24,043	–	(3,997)	(1,245)	18,801
20th May 2005	5.28	–	27,746	(8)	(289)	27,449
		74,773	27,746	(34,493)	(2,317)	65,709

	2006	2005
Number of share options vested at balance sheet date ('000)	**62,012**	65,709

Details of share options exercised during the year were as follows:

Date exercised	**Exercise price RM/share**	**Number of share options exercised '000**	**Consideration received**
2006			
July – September 2005	**4.90**	**1,870**	**9.2**
	5.08	**1,223**	**6.2**
	5.09	**213**	**1.1**
	5.47	**829**	**4.5**
	5.28	**5,850**	**30.9**
October – December 2005	**4.90**	**2,256**	**11.1**
	5.08	**2,446**	**12.4**
	5.09	**111**	**0.6**
	5.47	**3,273**	**17.9**
	5.28	**7,681**	**40.6**
January – March 2006	**4.90**	**989**	**4.9**
	5.08	**711**	**3.6**
	5.09	**96**	**0.5**
	5.47	**1,427**	**7.8**
	5.28	**2,324**	**12.3**

9 SHARE CAPITAL (continued)

Details of share options exercised during the year were as follows: (continued)

Date exercised	Exercise price RM/share	Number of share options exercised '000	Consideration received
2006			
April – June 2006	**4.90**	**410**	**2.0**
	5.08	**415**	**2.1**
	5.09	**22**	**0.1**
	5.47	**985**	**5.4**
	5.28	**1,023**	**5.4**
		34,154	**178.6**
Less : Par value of ordinary shares			**(17.1)**
Share premium			**161.5**
2005			
July – September 2004	4.90	2,715	13.3
	5.08	801	4.1
	5.09	128	0.7
	5.47	37	0.2
October – December 2004	4.90	12,704	62.2
	5.08	3,010	15.3
	5.09	500	2.5
	5.47	321	1.8
January – March 2005	4.90	5,673	27.8
	5.08	2,934	14.9
	5.09	309	1.5
	5.47	3,445	18.8
April – June 2005	4.90	1,264	6.2
	5.08	419	2.1
	5.09	31	0.1
	5.47	194	1.1
	5.28	8	0.1
		34,493	172.7
Less : Par value of ordinary shares			(17.2)
Share premium			155.5



10 RESERVES

Group	Non - distributable				Distributable	
	Share premium	Revaluation reserves	Capital reserves	Exchange reserves	Retained profits	Total
2006						
At 1st July 2005	**2,670.9**	**72.2**	**211.8**	**749.2**	**3,105.9**	**6,810.0**
Currency translation differences	-	-	-	**(75.8)**	-	**(75.8)**
Effect of dilution of interest in associates	-	-	**3.6**	-	**0.5**	**4.1**
Goodwill written off	-	-	-	-	**(183.8)**	**(183.8)**
Net profit for the year	-	-	-	-	**1,120.6**	**1,120.6**
Dividends						
- Final dividend (30th June 2005)	-	-	-	-	**(397.9)**	**(397.9)**
- Interim dividend (30th June 2006)	-	-	-	-	**(88.6)**	**(88.6)**
Issue of shares	**382.4**	-	-	-	-	**382.4**
At 30th June 2006	**3,053.3**	**72.2**	**215.4**	**673.4**	**3,556.7**	**7,571.0**
2005						
At 1st July 2004	2,515.4	76.0	209.2	620.6	3,825.6	7,246.8
Currency translation differences	-	-		128.6	-	128.6
Effect of dilution of interest in an associate	-	-	2.6	-	(1.4)	1.2
Goodwill written off	-	-	-	-	(1,046.3)	(1,046.3)
Transfers within reserves on realisation	-	(3.8)	-	-	3.8	-
Net profit for the year	-	-	-	-	801.2	801.2
Dividends						
- Final dividend (30th June 2004)	-	-	-	-	(391.0)	(391.0)
- Interim dividend (30th June 2005)	-	-	-	-	(86.0)	(86.0)
Issue of shares	155.5	-	-	-	-	155.5
At 30th June 2005	2,670.9	72.2	211.8	749.2	3,105.9	6,810.0

10 RESERVES (continued)

Company	Non – distributable				Distributable	
	Share premium	Revaluation reserves	Capital reserves	Exchange reserves	Retained profits	Total
2006						
At 1st July 2005	**2,670.9**	–	**315.0**	–	**994.4**	**3,980.3**
Transfers within reserves on realisation	–	–	**(0.2)**	–	**0.2**	–
Net profit for the year	–	–	–	–	**509.8**	**509.8**
Dividends						
- Final dividend (30th June 2005)	–	–	–	–	**(397.9)**	**(397.9)**
- Interim dividend (30th June 2006)	–	–	–	–	**(88.6)**	**(88.6)**
Issue of shares	**382.4**	–	–	–	–	**382.4**
At 30th June 2006	**3,053.3**	–	**314.8**	–	**1,017.9**	**4,386.0**
2005						
At 1st July 2004	2,515.4	–	316.7	–	976.3	3,808.4
Transfers within reserves on realisation	–	–	(1.7)	–	1.7	–
Net profit for the year	–	–	–	–	493.4	493.4
Dividends						
- Final dividend (30th June 2004)	–	–	–	–	(391.0)	(391.0)
- Interim dividend (30th June 2005)	–	–	–	–	(86.0)	(86.0)
Issue of shares	155.5	–	–	–	–	155.5
At 30th June 2005	2,670.9	–	315.0	–	994.4	3,980.3

The Group's revaluation reserves relate mainly to a revaluation made in 1978 of the land and buildings of the Group's plantations in Malaysia. Capital reserves represent mainly the retained profits capitalised by subsidiaries.

There are sufficient Malaysian and Singapore tax credits available to frank approximately RM3,129.2 million (2005 : RM2,507.9 million) and RM761.5 million (2005 : RM565.8 million) of the retained profits of the Group and the Company respectively if paid out as dividends. In addition, the Group and the Company have tax exempt accounts available to frank tax exempt dividends amounting to approximately RM553.4 million (2005 : RM564.5 million) and RM480.5 million (2005 : RM392.0 million) for the Group and the Company respectively.



11 LOANS AND FINANCING

	Group		Company	
	2006	2005	**2006**	2005
Non Current				
Term loans – secured	**77.2**	132.6	**–**	–
Term loans – unsecured	**1,006.0**	1,221.4	**–**	–
Al Murabahah Medium Term Notes – unsecured (Note 12)	**1,000.0**	500.0	**1,000.0**	500.0
	2,083.2	1,854.0	**1,000.0**	500.0
Current				
Bank overdrafts				
- secured (Note 19)	**–**	2.8	**–**	–
- unsecured (Note 19)	**11.8**	25.3	**–**	–
Portion of term loans due within one year				
- secured	**52.0**	24.1	**–**	–
- unsecured	**20.9**	11.7	**–**	–
Other short term borrowings				
- secured	**38.9**	47.6	**–**	–
- unsecured	**1,133.0**	725.5	**–**	–
	1,256.6	837.0	**–**	–
	3,339.8	2,691.0	**1,000.0**	500.0

Included in unsecured term loans is an amount of RM37.4 million (2005 : RM37.4 million) in respect of the 12% cumulative subordinated unconvertible redeemable unsecured loan stocks issued by one of the Group's subsidiaries in Malaysia. The repayment of the loan stocks is subordinated to all unsecured facilities of the subsidiary. The loan stocks are redeemable at par at any date determined by the subsidiary's Board up to 31st December 2023.

The secured term loans, bank overdrafts and other short term borrowings are secured by fixed and floating charges over property, plant and equipment, a property development project and other assets of certain subsidiaries.

	Group		Company	
	2006	2005	**2006**	2005
The average effective interest rates/profit margin are as follows:	**%**	%	**%**	%
Term loans:				
- before interest rate swaps	**5.98**	4.63	**–**	–
- after interest rate swaps	**4.34**	4.47	**–**	–
Al Murabahah Medium Term Notes	**4.34**	4.38	**4.34**	4.38
Bank overdrafts	**8.23**	7.28	**–**	–
Other short term borrowings	**4.90**	3.97	**–**	–

The term loans and Al Murabahah Medium Term Notes are subject to the following maturity periods:

	Group		Company	
	2006	2005	**2006**	2005
Within 1 year	**72.9**	35.8	**–**	–
Between 1 and 2 years	**770.4**	257.9	**–**	–
Between 2 and 5 years	**1,229.8**	1,439.3	**1,000.0**	500.0
After 5 years	**83.0**	156.8	**–**	–
	2,156.1	1,889.8	**1,000.0**	500.0

Conventional term loans that are subject to contractual interest rates repricing within 1 year amounted to RM1,060.4 million (2005 : RM1,187.8 million).

12 AL MURABAHAH MEDIUM TERM NOTES - UNSECURED

The Company has issued RM500 million 7 years and RM500 million 4 years Al Murabahah Medium Term Notes under the RM1,500 million Al Murabahah Commercial Paper ('MCP') and Medium Term Notes ('MMTN') Programme ('Programme') at par with a profit rate of 4.38% and 4.30% per annum, respectively.

Salient features of the Programme are as follows:

- Total outstanding nominal value of the MCP and MMTN (collectively known as 'Notes') shall not exceed RM1,500 million subject to a sub-limit of RM500 million for the MCP.
- The tenure of the Programme is up to seven years from date of the first issuance of any Notes under the Programme.
- MCP has a maturity of 12 months or below and is mandatorily redeemed at nominal value on maturity date. The profit for the MCP is payable on maturity of the MCP.
- MMTN has a maturity of 1 year but not more than 7 years and on condition that the MMTN mature prior to the expiry of the tenure of the Programme. The MMTN are mandatorily redeemed at nominal value on maturity date. The profit for the MMTN is payable either in fixed amounts at the end of each profit period or on maturity of the MMTN.

13 DEFERRED TAX

The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group		Company	
	2006	2005	**2006**	2005
Deferred tax assets	**364.9**	368.0	**2.3**	1.1
Deferred tax liabilities	**(234.8)**	(233.0)	**–**	–
	130.1	135.0	**2.3**	1.1
Tax losses for which the tax effects have not been recognised in the financial statements	**728.5**	795.0	**–**	–

The movements during the year relating to deferred tax were as follows:

	Group		Company	
	2006	2005	**2006**	2005
At 1st July	**135.0**	87.3	**1.1**	(0.4)
Acquisition of subsidiaries	**(0.7)**	16.7	**–**	–
(Charged)/credited to income statement	**(3.3)**	26.2	**1.2**	1.5
Disposal of subsidiaries	**2.0**	–	**–**	–
Exchange differences	**(2.9)**	4.8	**–**	–
At 30th June	**130.1**	135.0	**2.3**	1.1



13 DEFERRED TAX (continued)

The components and movements of deferred tax liabilities and assets during the year comprised the following:

Group

Deferred tax liabilities

	Property, plant and equipment	Land held for property development	Others	Total
2006				
At 1st July 2005	**175.9**	**59.1**	**13.6**	**248.6**
(Credited)/charged to income statement	**(11.6)**	–	**0.5**	**(11.1)**
Acquisition of subsidiaries	**0.7**	–	–	**0.7**
Disposal of subsidiaries	**(2.6)**	–	**(1.4)**	**(4.0)**
Exchange differences	**0.1**	–	**4.9**	**5.0**
	162.5	**59.1**	**17.6**	**239.2**
Offsetting				**(4.4)**
At 30th June 2006				**234.8**
2005				
At 1st July 2004	186.8	59.1	22.5	268.4
Credited to income statement	(12.9)	–	(11.8)	(24.7)
Acquisition of subsidiaries	1.9	–	1.9	3.8
Exchange differences	0.1	–	1.0	1.1
	175.9	59.1	13.6	248.6
Offsetting				(15.6)
At 30th June 2005				233.0

Deferred tax assets

	Provisions	Land held for property development	Property, plant and equipment	Property development costs	Tax losses	Others	Total
2006							
At 1st July 2005	**121.1**	**139.9**	**11.5**	**41.9**	**27.7**	**41.5**	**383.6**
Credited/(charged) to income statement	**3.6**	**(2.5)**	–	**(5.7)**	**(9.9)**	**0.1**	**(14.4)**
Disposal of subsidiaries	**(1.8)**	–	–	–	–	**(0.2)**	**(2.0)**
Exchange differences	**(1.1)**	–	–	–	**2.1**	**1.1**	**2.1**
	121.8	**137.4**	**11.5**	**36.2**	**19.9**	**42.5**	**369.3**
Offsetting							**(4.4)**
At 30th June 2006							**364.9**
2005							
At 1st July 2004	83.2	146.7	12.5	51.9	22.7	38.7	355.7
Credited/(charged) to income statement	22.9	(6.8)	(1.0)	(10.0)	(1.0)	(2.6)	1.5
Acquisition of subsidiaries	9.1	–	–	–	5.6	5.8	20.5
Exchange differences	5.9	–	–	–	0.4	(0.4)	5.9
	121.1	139.9	11.5	41.9	27.7	41.5	383.6
Offsetting							(15.6)
At 30th June 2005							368.0

13 DEFERRED TAX (continued)

Company

Deferred tax assets/(liabilities)	**2006** Property, plant and equipment	**2006** Others	**2006** Total	2005 Property, plant and equipment	2005 Others	2005 Total
At 1st July	**(0.4)**	**1.5**	**1.1**	(0.4)	–	(0.4)
Credited to income statement	**0.2**	**1.0**	**1.2**	–	1.5	1.5
At 30th June	**(0.2)**	**2.5**	**2.3**	(0.4)	1.5	1.1

14 INVENTORIES

	Group **2006**	Group 2005	Company **2006**	Company 2005
Produce stocks	**24.1**	39.1	**–**	–
Trading inventories:				
- Heavy equipment	**1,443.1**	1,233.5	**–**	–
- Motor vehicles	**1,462.5**	1,441.8	**–**	–
- Commodities and others	**230.5**	316.9	**–**	–
Completed development units	**88.1**	100.0	**–**	–
Materials and consumable stores	**133.0**	174.8	**2.5**	1.9
	3,381.3	3,306.1	**2.5**	1.9

The carrying value of trading inventories includes RM284.7 million (2005 : RM301.4 million) stated at net realisable values.

15 PROPERTY DEVELOPMENT COSTS - GROUP

	2006	2005
Development costs		
At 1st July	**1,980.3**	1,736.5
Development costs incurred during the year	**409.6**	618.1
Transfer from property, plant and equipment	**–**	4.1
Transfer from land held for property development (Note 26)	**67.5**	23.9
Completed development units transferred to inventories	**(3.3)**	(2.1)
Completed development units and land sold	**(364.5)**	(400.2)
Exchange differences	**2.4**	–
At 30th June	**2,092.0**	1,980.3
Costs recognised in income statement		
At 1st July	**(1,214.9)**	(1,010.4)
Recognised during the year	**(453.4)**	(604.7)
Completed development units and land sold	**364.5**	400.2
Exchange differences	**(0.9)**	–
At 30th June	**(1,304.7)**	(1,214.9)
At 30th June	**787.3**	765.4

Development costs is analysed as follows:

	2006	2005
Freehold land at cost	**260.4**	221.4
Long leasehold land at cost	–	4.1
Development costs	**1,831.6**	1,754.8
Costs recognised in income statement	**(1,304.7)**	(1,214.9)
At 30th June	**787.3**	765.4

A property development project of a subsidiary with net book value of RM62.8 million (2005 : RM82.5 million) is charged to a bank as security for borrowings (Note 11).



16 TRADE AND OTHER RECEIVABLES

	Group		Company	
	2006	2005	**2006**	2005
Trade receivables less allowance for doubtful debts of RM308.1 million (2005 : RM283.6 million) for the Group and RM0.1 million (2005 : RM0.1 million) for the Company	**2,043.3**	1,813.7	**6.1**	5.2
Accrued billings	**73.0**	126.7	**-**	–
Amounts due from customers on construction contracts (Note 17)	**372.5**	287.6	**-**	–
Amounts due from associates	**54.7**	48.8	**-**	0.2
Amounts due from jointly controlled entities	**4.1**	0.5	**-**	–
Other receivables less allowance for doubtful debts of RM6.9 million (2005 : RM12.0 million) for the Group and RM0.1 million (2005 : RM0.1 million) for the Company	**324.7**	239.7	**4.2**	12.4
Deposits	**47.4**	43.3	**1.5**	1.5
Prepayments	**111.1**	45.4	**0.2**	0.3
Net investments in finance lease after deducting unearned finance income of RM38.1 million (2005 : RM38.8 million) and allowance for doubtful debts of RM7.1 million (2005 : RM8.7 million)	**287.8**	250.3	**-**	–
	3,318.6	2,856.0	**12.0**	19.6

	Group	
	2006	2005
Gross investments in finance lease:		
Not later than 1 year	**333.0**	297.8
Later than 1 year and not later than 5 years	**474.0**	483.5
Later than 5 years	**27.7**	40.8
	834.7	822.1
Unearned finance income	**(74.5)**	(81.5)
Allowance for doubtful debts	**(18.3)**	(24.6)
Net investments in finance lease	**741.9**	716.0

The effective interest rates applicable on net investments in finance lease ranged from 4.68% to 16.70% (2005 : 4.68% to 16.70%).

	Group	
Representing:	**2006**	2005
Current receivables	**287.8**	250.3
Non-current receivables	**454.1**	465.7
	741.9	716.0
Net investments in finance lease:		
Not later than 1 year	**287.8**	250.3
Later than 1 year and not later than 5 years	**428.2**	428.2
Later than 5 years	**25.9**	37.5
	741.9	716.0

Credit terms of trade receivables and amounts due from customers ranged from 7 to 180 days (2005 : 7 to 180 days).

17 CONSTRUCTION CONTRACTS – GROUP

	2006	2005
Aggregate costs incurred	**2,421.8**	1,851.6
Recognised profits less losses to date	**200.9**	154.0
	2,622.7	2,005.6
Progress billings	**(2,293.3)**	(1,722.8)
	329.4	282.8
Represented by :		
Amounts due from customers (Note 16)	**372.5**	287.6
Amounts due to customers (Note 20)	**(43.1)**	(4.8)
	329.4	282.8
Retention on contracts	**2.1**	1.9

Included in construction contract costs incurred during the year is hire of plant and machinery amounting to RM36.1 million (2005 : RM31.9 million).

18 CASH HELD UNDER HOUSING DEVELOPMENT ACCOUNTS

Cash held under the Housing Development Accounts represents monies received from purchasers of residential properties less payments or withdrawals in accordance with Malaysian Housing Developers (Control and Licensing) Act 1966, and Singaporean Housing Developers (Control and Licensing) Act (Cap 130). The amounts are held at call with banks.

19 BANK BALANCES, DEPOSITS AND CASH

	Group		Company	
	2006	2005	**2006**	2005
Deposits with licensed banks	**1,878.8**	1,233.1	**277.6**	95.0
Deposits with finance companies	**41.8**	75.4	**-**	-
Deposits with other corporations	**241.6**	164.9	**-**	65.0
Cash at bank and in hand	**770.0**	708.1	**8.1**	2.5
	2,932.2	2,181.5	**285.7**	162.5

	2006	2005	**2006**	2005
Effective interest rates were as follows:	**%**	%	**%**	%
Deposits with licensed banks	**0.50 – 7.23**	0.10 – 6.65	**3.53 – 3.55**	2.62 – 2.72
Deposits with finance companies	**3.47 – 3.50**	2.70 – 2.77	**-**	-
Deposits with other corporations	**2.95 – 3.48**	2.66 – 3.00	**-**	2.66
Cash at bank	**0.00 – 5.25**	0.00 – 4.78	**-**	-

Deposits of the Group and Company have maturity periods ranging from on call basis to 1 year. Cash at bank are deposits held at call with banks.

For the purpose of the cash flow statements, cash and cash equivalents at year end comprised the following:

	Group		Company	
	2006	2005	**2006**	2005
Bank balances, deposits and cash	**2,932.2**	2,181.5	**285.7**	162.5
Bank overdrafts – secured (Note 11)	**-**	(2.8)	**-**	-
Bank overdrafts – unsecured (Note 11)	**(11.8)**	(25.3)	**-**	-
	2,920.4	2,153.4	**285.7**	162.5



20 TRADE AND OTHER PAYABLES

	Group		Company	
	2006	2005	**2006**	2005
Trade payables	**1,809.0**	2,036.2	**0.7**	0.9
Trade accruals	**1,936.2**	1,693.8	**39.4**	27.9
Progress billings	**6.3**	17.9	**-**	-
Amounts due to customers on construction contracts (Note 17)	**43.1**	4.8	**-**	-
	3,794.6	3,752.7	**40.1**	28.8

Credit terms of trade payables and amounts due to customers ranged from 7 to 180 days (2005 : 1 to 180 days).

21 PROVISIONS - GROUP

2006	**Maintenance and warranty**	**Property development**	**Provision for future obligations**	**Total**
At 1st July 2005	**122.6**	**7.5**	**0.5**	**130.6**
Additions	**136.7**	**-**	**-**	**136.7**
Unused amounts reversed	**(48.2)**	**-**	**(0.5)**	**(48.7)**
Charged/(writeback) to income statement	**88.5**	-	**(0.5)**	**88.0**
Utilised	**(85.1)**	**-**	**-**	**(85.1)**
Exchange differences	**(3.4)**	-	**-**	**(3.4)**
At 30th June 2006	**122.6**	**7.5**	**-**	**130.1**
2005				
At 1st July 2004	68.3	8.5	77.1	153.9
Additions	115.4	-	55.0	170.4
Unused amounts reversed	(40.7)	(1.0)	(2.1)	(43.8)
Charged/(writeback) to income statement	74.7	(1.0)	52.9	126.6
Disposal of subsidiaries	(4.4)	-	-	(4.4)
Acquisition of subsidiaries	37.4	-	-	37.4
Set off against jointly controlled entities	-	-	(129.5)	(129.5)
Utilised	(57.9)	-	-	(57.9)
Transfer from accruals	2.6	-	-	2.6
Exchange differences	1.9	-	-	1.9
At 30th June 2005	122.6	7.5	0.5	130.6

22 INVESTMENTS

	Group		Company	
	2006	2005	**2006**	2005
Current				
At cost				
Marketable securities – corporate bonds	**–**	26.8	**–**	–
Market value	**–**	29.3	**–**	–
Non Current				
At Cost				
Quoted shares				
In Malaysia	**12.6**	12.6	**6.1**	6.1
Outside Malaysia	**0.5**	0.5	**0.4**	0.4
Unquoted shares				
In Malaysia	**307.8**	113.1	**191.6**	–
Outside Malaysia	**37.0**	38.1	**–**	–
	357.9	164.3	**198.1**	6.5
Accumulated impairment losses				
Quoted shares in Malaysia	**(9.5)**	(8.5)	**(3.6)**	(3.6)
Carrying amount	**348.4**	155.8	**194.5**	2.9

	2006		2005	
	Carrying amount	**Market value**	Carrying amount	Market value
Group				
Quoted shares				
In Malaysia	**3.1**	**4.0**	4.1	4.1
Outside Malaysia	**0.5**	**2.1**	0.5	3.0
	3.6	**6.1**	4.6	7.1
Unquoted shares				
In Malaysia	**307.8**		113.1	
Outside Malaysia	**37.0**		38.1	
	348.4		155.8	
Company				
Quoted shares				
In Malaysia	**2.5**	**3.3**	2.5	2.5
Outside Malaysia	**0.4**	**2.1**	0.4	3.6
	2.9	**5.4**	2.9	6.1
Unquoted shares in Malaysia	**191.6**		–	
	194.5		2.9	

Effective interest rates and maturity periods of the marketable securities of the Group were as follows:

	Carrying Amount		Effective Interest rates (%)	
	2006	2005	**2006**	2005
Within 1 year	**–**	26.8	**–**	1.80 – 3.40



23 ASSOCIATES

	Group		Company	
	2006	2005	**2006**	2005
Quoted shares (outside Malaysia)	**507.0**	506.4	**–**	–
Unquoted shares	**393.3**	558.0	**1.8**	193.3
Share of post acquisition reserves	**26.0**	104.8	**–**	–
Goodwill written off	**(336.4)**	(329.5)	**–**	–
Impairment losses	**(44.7)**	(24.0)	**–**	–
Share of associates' net assets, excluding goodwill	**545.2**	815.7	**1.8**	193.3
Market value of quoted associates	**690.4**	552.0	**–**	–
Share of contingent liabilities	**–**	–	**–**	–

The Group's equity interest in the associates, their respective principal activities and countries of incorporation are shown in Note 41.

24 JOINTLY CONTROLLED ENTITIES - GROUP

The Group's interest in the assets and liabilities, revenue and expenses of jointly controlled entities was as follows:

	2006	2005
Current assets	**177.6**	90.3
Current liabilities	**(176.5)**	(90.6)
Net assets	**1.1**	(0.3)
Revenue	**159.6**	102.6
Expenses	**(158.1)**	(177.0)
	1.5	(74.4)
Share of capital commitments	**–**	–
Share of contingent liabilities	**–**	–

The Group's interest in the jointly controlled entities, their respective principal activities and countries of incorporation are shown in Note 41.

25 SUBSIDIARIES - COMPANY

	2006		2005	
	Carrying amount	**Market value**	Carrying amount	Market value
Shares at cost:				
Quoted in Malaysia	**646.3**	**1,141.0**	782.1	1,949.3
Unquoted	**2,459.2**		2,003.9	
	3,105.5		2,786.0	
Amounts owing by subsidiaries	**3,275.8**		2,647.4	
Allowance for doubtful debts	**(67.5)**		(67.4)	
Amounts owing to subsidiaries	**(167.4)**		(51.2)	
	6,146.4		5,314.8	

The amounts owing to subsidiaries were unsecured and interest free with no fixed terms of repayment.

The Group's equity interest in the subsidiaries, their respective principal activities and countries of incorporation are shown in Note 41.

26 LAND HELD FOR PROPERTY DEVELOPMENT - GROUP

	2006	2005
At 1st July	**309.6**	251.5
Additions	**22.4**	55.6
Transfer from property, plant and equipment	**–**	26.4
Transfer to property development costs (Note 15)	**(67.5)**	(23.9)
Exchange differences	**(2.0)**	–
At 30th June	**262.5**	309.6

The land held for property development is analysed as follows:

	2006	2005
Freehold land at cost	**28.3**	100.8
Long leasehold land at cost	**234.2**	208.8
At 30th June	**262.5**	309.6

27 PROPERTY, PLANT AND EQUIPMENT

Group 2006	**Land Freehold**	**Land Long leasehold**	**Land Short leasehold**	**Buildings**	**Plant and machinery**	**Vehicles, equipment and fixtures**	**Capital work in progress**	**Total**
Net book value								
At 1st July 2005	**1,034.7**	**479.0**	**205.3**	**1,190.7**	**825.3**	**523.6**	**138.2**	**4,396.8**
Disposal of subsidiaries	**(5.0)**	**(0.4)**	**(9.4)**	**(12.7)**	**(9.1)**	**(1.7)**	**(3.2)**	**(41.5)**
Acquisition of subsidiaries	**–**	**48.5**	**–**	**20.3**	**28.8**	**2.8**	**4.2**	**104.6**
Additions	**8.7**	**0.3**	**36.0**	**87.9**	**59.5**	**439.7**	**106.1**	**738.2**
Disposals and write offs	**(8.1)**	**–**	**(0.4)**	**(23.1)**	**(12.4)**	**(99.1)**	**(1.6)**	**(144.7)**
Impairment losses	**(3.3)**	**–**	**–**	**(3.4)**	**–**	**(0.1)**	**–**	**(6.8)**
Reclassification of assets	**1.8**	**(4.3)**	**1.0**	**108.6**	**33.2**	**2.1**	**(142.4)**	**–**
Depreciation	**–**	**(6.2)**	**(4.0)**	**(62.2)**	**(110.2)**	**(194.1)**	**–**	**(376.7)**
Exchange differences	**(0.5)**	**0.4**	**(1.5)**	**(12.2)**	**5.4**	**(9.5)**	**3.6**	**(14.3)**
At 30th June 2006	**1,028.3**	**517.3**	**227.0**	**1,293.9**	**820.5**	**663.7**	**104.9**	**4,655.6**
Cost	**785.1**	**503.4**	**276.5**	**1,907.8**	**2,606.0**	**1,902.8**	**107.3**	**8,088.9**
Valuation	**253.1**	**42.1**	**5.8**	**140.1**	**–**	**–**	**–**	**441.1**
Accumulated depreciation	**–**	**(28.2)**	**(55.3)**	**(649.1)**	**(1,726.1)**	**(1,236.6)**	**–**	**(3,695.3)**
Accumulated impairment losses	**(9.9)**	**–**	**–**	**(104.9)**	**(59.4)**	**(2.5)**	**(2.4)**	**(179.1)**
Net book value at end of year	**1,028.3**	**517.3**	**227.0**	**1,293.9**	**820.5**	**663.7**	**104.9**	**4,655.6**
2005								
Cost	788.2	461.9	244.3	1,886.7	2,696.8	1,794.1	140.6	8,012.6
Valuation	253.1	42.1	5.8	140.1	–	–	–	441.1
Accumulated depreciation	–	(25.0)	(44.8)	(734.6)	(1,812.1)	(1,268.1)	–	(3,884.6)
Accumulated impairment losses	(6.6)	–	–	(101.5)	(59.4)	(2.4)	(2.4)	(172.3)
Net book value at end of year	1,034.7	479.0	205.3	1,190.7	825.3	523.6	138.2	4,396.8

Property, plant and equipment of certain subsidiaries with net book value of RM176.9 million (2005: RM167.3 million) were charged to banks as security for borrowings (Note 11).



27 PROPERTY, PLANT AND EQUIPMENT (continued)

Company

Vehicles, equipment and fixtures	**2006**	2005
Net book value		
At 1st July	**13.0**	9.0
Additions	**8.9**	9.8
Disposals	**(1.3)**	(1.9)
Depreciation	**(5.1)**	(3.9)
At 30th June	**15.5**	13.0
Cost	**35.9**	39.8
Accumulated depreciation	**(20.4)**	(26.8)
Net book value at end of year	**15.5**	13.0

28 GOODWILL – GROUP

	2006	2005
Cost		
At 1st July	–	–
Acquisition of a subsidiary	**3.0**	–
At 30th June	**3.0**	–

29 INTANGIBLE ASSETS - GROUP

	2006	2005
Net book value		
At 1st July	**72.6**	69.9
Additions	**0.5**	–
Acquisition of subsidiaries	–	5.2
Amortisation	**(3.9)**	(2.7)
Exchange differences	**(0.7)**	0.2
At 30th June	**68.5**	72.6
Cost	**77.7**	77.9
Accumulated amortisation	**(9.2)**	(5.3)
Net book value	**68.5**	72.6

30 CONTINGENT LIABILITIES AND COMMITMENTS

	Group		Company	
	2006	2005	**2006**	2005
Unsecured contingencies:				
Trade and performance guarantees	**1,712.1**	2,266.0	**41.5**	250.3
Claims pending against subsidiaries	**63.7**	81.1	**–**	–
Guarantees and contingencies relating to the borrowings of subsidiaries	**–**	–	**857.6**	929.8
	1,775.8	2,347.1	**899.1**	1,180.1
Authorised capital expenditure for property, plant and equipment not provided for in the financial statements:				
Contracted	**171.3**	132.1	**0.3**	–
Not contracted	**204.1**	380.1	**–**	–
	375.4	512.2	**0.3**	–
Commitments under non-cancellable operating leases:				
Expiring within 1 year	**92.9**	92.5	**0.2**	0.2
Expiring between 1 and 5 years	**161.2**	213.3	**0.6**	0.7
Expiring after 5 years	**198.4**	192.0	**–**	0.1
	452.5	497.8	**0.8**	1.0

(a) Berkeley Sdn. Bhd. ("BSB") commenced a legal suit against Consolidated Plantations Berhad ("CPB") alleging breach of a sale and purchase agreement and seeks damages amounting to RM54 million (or alternatively RM34 million) on the basis that CPB had failed to deliver a subdivided title in respect of 85 acres of land purchased by BSB.

BSB's claim for damages was dismissed with costs by the High Court on 9th March 2002 and BSB had appealed to the Court of Appeal on 27th March 2002. No date of hearing has been fixed by the Court of Appeal. CPB's solicitors are optimistic of sustaining the judgement on appeal.

(b) Certain minority shareholders of Sime Bank Berhad ('Sime Bank') had taken legal action against Sime Darby Berhad ("SDB") for failing to make a general offer to the rest of the shareholders when 60.35% of the equity of Sime Bank was acquired. On 31st March 2003, the High Court had decided in favour of the minority shareholders. However, the quantum of damages and costs to be awarded to the plaintiffs has yet to be assessed, and the assessment proceedings are now fixed for mention before the Registrar on 11th December 2006.

SDB filed notices of appeal against the decision of the High Court on 24th April 2003. These appeals came up for hearing on 28th July 2004 and the Court of Appeal directed the parties to put in written submissions. The Court of Appeal heard the appeals on 14th September 2005 and a decision is awaited. Meanwhile, two other former shareholders of Sime Bank have initiated actions of a similar nature against SDB.

(c) Sime Bank had financed certain transactions of Teras Cemerlang Sdn. Bhd. ("TCSB"), which securities were pledged to Sime Bank. Sime Bank sued TCSB for failing to repay the facility granted to it and TCSB filed a counterclaim against Sime Bank, Sime Securities Sdn. Bhd. ("SS"), SDB and Shafiq Sit Abdullah ('SSA"), alleging that SDB as the ultimate owners of SS and the employer of SSA, are vicariously responsible for the transactions allegedly carried out by SSA in dealings between SS and TCSB.

SDB filed an application to strike out TCSB's claim against it. On 9th October 2002, TCSB filed an application for stay of the striking out proceedings on the grounds that as TCSB was in Special Administration, then there ought to be a moratorium and the Court had granted a stay of these applications. SDB had filed an appeal to the Court of Appeal against this decision. No hearing date has been fixed by the Court of Appeal as yet

SDB is now appealing against the Senior Assistant Registrar's decision for refusal to strike out TCSB's counterclaim. The court has fixed the appeal for hearing on 13th September 2006.



CASH FLOW STATEMENTS

31 OTHER NON-CASH ITEMS

	Group		Company	
	2006	2005	**2006**	2005
Other non cash items include:				
Amortisation of intangible assets	**3.9**	2.7	**–**	–
Allowance for doubtful debts	**55.9**	58.2	**–**	–
Writeback of allowance for doubtful debts	**(60.2)**	(24.2)	**–**	–
Write off of property, plant and equipment	**6.7**	50.1	**–**	–
Others	**4.4**	–	**–**	(0.2)
	10.7	86.8	**–**	(0.2)

32 NET CASH OUTFLOW FROM INVESTING ACTIVITIES

	Group		Company	
	2006	2005	**2006**	2005
Interest income received	**77.7**	70.8	**28.6**	26.0
Investment income received	**13.1**	23.1	**3.7**	0.9
Purchase of investments	**(7.4)**	(4.0)	**–**	(0.3)
Increase in amounts owing by subsidiaries	**–**	–	**(513.4)**	(308.1)
Purchase of subsidiaries (Note 34(a))	**(135.8)**	(762.9)	**–**	–
Purchase of additional shares in existing subsidiaries (Note 34 (b))	**(86.1)**	(200.0)	**(78.2)**	(81.4)
Purchase of associates	**(18.5)**	(509.6)	**–**	–
Purchase of a jointly controlled entity	**(0.5)**	–	**–**	–
Capital repayment by associates	**41.4**	5.4	**–**	–
Purchase of property, plant and equipment	**(738.2)**	(543.3)	**(8.9)**	(8.7)
Cost incurred on land held for property development	**(22.4)**	(55.6)	**–**	–
Purchase of intangible asset	**(0.5)**	–	**–**	–
Proceeds from sale of investments	**29.6**	791.1	**–**	–
Proceeds from sale of subsidiaries (Note 35)	**27.4**	27.1	**–**	20.7
Proceeds from sale of associates	**57.5**	99.9	**–**	–
Proceeds from sale of property, plant and equipment	**181.2**	240.7	**1.6**	1.2
	(581.5)	(817.3)	**(566.6)**	(349.7)

33 NET CASH INFLOW/(OUTFLOW) FROM FINANCING ACTIVITIES

	Group		Company	
	2006	2005	**2006**	2005
Finance costs paid	**(124.8)**	(96.5)	**(32.7)**	(21.9)
Proceeds from shares issued by Sime Darby Berhad	**178.6**	172.7	**178.6**	172.7
Proceeds from shares issued to minority shareholders of subsidiaries	**1.4**	–	**–**	–
Net borrowings raised	**701.9**	213.7	**500.0**	–
Dividends paid to shareholders of Sime Darby Berhad	**(486.5)**	(477.0)	**(486.5)**	(477.0)
Dividends paid to minority shareholders of subsidiaries	**(76.0)**	(121.3)	**–**	–
	194.6	(308.4)	**159.4**	(326.2)

34 ACQUISITION AND INCORPORATION OF SUBSIDIARIES - GROUP

(a) Acquisition of subsidiaries

Subsidiaries acquired during the year ended 30th June 2006 were as follows:

Name of subsidiaries acquired	Purchase consideration	Group's effective interest (%)	Effective acquisition date
Megah Medical Specialists Group Sdn. Bhd.	10.7	100.0	19th August 2005
Weifang Sime Darby Port Co. Ltd.	76.1	80.0	18th November 2005
Weifang Sime Darby Water Co. Ltd	38.4	80.0	18th November 2005
Weifang Sime Darby Investment and Management Co. Ltd	0.9	51.0	18th November 2005
Special Brand Sdn. Bhd.	*	100.0	30th December 2005
Shenzhen Bow Chuang Vehicle Trading Company Limited	4.5	100.0	30th March 2006
Tractors Material Handling Sdn. Bhd. (formerly known as Grand Valuations Sdn. Bhd.)	*	100.0	12th April 2006
Sime UEP Brunsfield Properties Sdn. Bhd.	0.7	50.5	28th April 2006
CICA Limited	5.4	70.0	15th May 2006
Sime Darby Brunsfield Holding Sdn. Bhd. (formerly known as Sime Darby Brunsfield Development Sdn. Bhd.)	0.6	60.0	18th May 2006
Sime Darby Brunsfield Engineering Sdn. Bhd.	*	60.0	12th June 2006

* Represents RM1,700, RM2 and RM60 respectively

Details of the assets, liabilities and net cash outflow arising from the acquisition of subsidiaries were as follows:

	Carrying value 2006	Fair value 2006	Fair value 2005
Property, plant and equipment	**100.7**	**104.6**	95.7
Intangible assets	**-**	**-**	5.2
Deferred taxation	**-**	**(0.7)**	16.7
Term loans	**-**	**-**	(62.8)
Cash and cash equivalents	**5.6**	**5.6**	217.7
Other net current (liabilities)/assets	**(9.8)**	**(9.8)**	77.7
Net assets	**96.5**	**99.7**	350.2
Minority interests	**(17.9)**	**(17.9)**	(65.8)
Net assets acquired	**78.6**	**81.8**	284.4
Goodwill written off to retained profits		**56.6**	696.2
Goodwill retained in balance sheet		**3.0**	-
Cost of acquisition including direct costs relating to the acquisition		**141.4**	980.6
Less: Cash and cash equivalents of subsidiaries acquired		**(5.6)**	(217.7)
Net cash outflow on acquisition of subsidiaries (Note 32)		**135.8**	762.9

The main factor that contributed towards the recognition of goodwill on the balance sheet was the value attributable to the established network in the geographical area.



34 ACQUISITION AND INCORPORATION OF SUBSIDIARIES – GROUP (continued)

The revenue and net profit for the year of the acquired subsidiaries and their post-acquisition contribution included in the consolidated income statement were as follows:

	2006	2005
Revenue		
During the year	**771.6**	2,294.3
Pre-acquisition	**(688.0)**	(1,417.1)
Post-acquisition	**83.6**	877.2
Net profit for the year		
During the year	**12.9**	117.3
Pre-acquisition	**(5.3)**	(42.8)
Post-acquisition	**7.6**	74.5

The net assets of the acquired subsidiaries included in the consolidated balance sheet at the end of the year were as follows:

	2006	2005
Property, plant and equipment	**112.9**	90.9
Intangible assets	**–**	4.4
Deferred taxation	**(0.7)**	35.3
Term loans	**–**	(50.0)
Cash and cash equivalents	**49.5**	197.4
Other net current (liabilities)/assets	**(53.4)**	160.3
Minority interests	**(18.9)**	(79.4)
Group's share of net assets	**89.4**	358.9

(b) Acquisition of additional interest in existing subsidiaries

The additional interests acquired were as follows:

Name of subsidiaries	Purchase consideration	Group's additional effective interest (%)	Effective acquisition date
Columbia Chrome (Malaysia) Sdn. Bhd.	0.1	5.0	20th July 2005
Century Automotive Products Sdn. Bhd.	1.3	5.5	8th November 2005
Hainan Dejie Motor Limited	0.6	10.0	11th November 2005
Tractors Malaysia Holdings Berhad	316.8	28.3	4th January 2006
Hyundai – Sime Darby Berhad	6.7	0.8	12th June 2006

The minority interests acquired and the net cash outflow arising from the acquisition of additional interest in existing subsidiaries were as follows:

	2006	2005
Minority interest acquired	**200.4**	130.0
Goodwill written off to retained profits	**127.2**	70.0
Costs of acquisition including direct costs relating to the acquisition	**327.6**	200.0
Less: Shares issued as consideration (Note 9(b))	**(241.5)**	–
Net cash outflow on acquisition (Note 32)	**86.1**	200.0

34 ACQUISITION AND INCORPORATION OF SUBSIDIARIES – GROUP (continued)

(c) Incorporation of subsidiaries

The subsidiaries incorporated during the year ended 30th June 2006 were as follows:

Name of subsidiaries	Group's effective interest (%)	Incorporation date
Sime Darby Motor Group (Australia) Pty Limited	100.0	1st September 2005
Sime LCP Power Company Limited	100.0	19th December 2005
Dunlopillo (Middle East) FZE	100.0	18th February 2006
PT Sime Dunlopillo Indonesia	100.0	20th March 2006
Xiamen CEL Heavy Equipment Company Limited	100.0	18th April 2006

35 DISPOSAL OF SUBSIDIARIES - GROUP

Subsidiaries disposed during the year ended 30th June 2006 were as follows:

Name of subsidiaries	Group's effective interest disposed (%)	Effective disposal date
Simex Chemical Sdn. Bhd.	100.0	9th August 2005
Technochem Private Limited	100.0	28th October 2005
Sime Darby Marketing Sdn. Bhd.	70.0	12th December 2005
	30.0	14th March 2006
Sime Oleander Sdn. Bhd.	51 1	12th April 2006

Details of the assets, liabilities and net cash inflow arising from the disposal of subsidiaries were as follows:

	2006	2005
Property, plant and equipment	**41.5**	12.7
Deferred taxation	**(2.0)**	–
Cash and cash equivalents	**5.6**	0.6
Other net current (liabilities)/assets	**(11.2)**	112.6
Net assets disposed	**33.9**	125.9
Reclassified as an associate	**–**	(2.6)
Loss on disposal of subsidiaries	**(0.9)**	(95.6)
Proceeds from disposal of subsidiaries	**33.0**	27.7
Less : Cash and cash equivalents of subsidiaries disposed	**(5.6)**	(0.6)
Net cash inflow on disposal of subsidiaries (Note 32)	**27.4**	27.1

The subsidiaries' revenue and net profit/(loss) up to the date of disposal included in the consolidated income statement were as follows:

	2006	2005
Revenue	**19.3**	115.6
Net profit/(loss) for the year	**1.5**	(34.3)



36 SEGMENT INFORMATION - GROUP

(a) Primary reporting format - business segments

Details of the products, services and nature of activities carried out by the respective business segments are set out in the operations report on pages 30 to 47. Transactions between segments are carried out on an arm's length basis. The effects of such inter-segment transactions are eliminated on consolidation.

Segment revenue	**Year ended 30th June 2006** Total	Inter segment	External	Year ended 30th June 2005 Total	Inter segment	External
Plantations	**1,476.6**	**(0.7)**	**1,475.9**	1,592.5	–	1,592.5
Property	**808.3**	**(22.0)**	**786.3**	997.5	(29.4)	968.1
Heavy equipment	**5,572.2**	**(13.7)**	**5,558.5**	4,759.9	(8.8)	4,751.1
Motor vehicles	**8,299.0**	**(11.3)**	**8,287.7**	7,270.6	(9.0)	7,261.6
Energy and utilities	**1,746.3**	**(9.4)**	**1,736.9**	1,671.5	–	1,671.5
General trading, services and others	**2,365.7**	**(48.9)**	**2,316.8**	2,487.1	(86.2)	2,400.9
Group	**20,268.1**	**(106.0)**	**20,162.1**	18,779.1	(133.4)	18,645.7

Segment results Year ended 30th June 2006	Segment results before unusual items	Unusual items	Segment results	Associates/ jointly controlled entities	Profit before interest
Plantations	**248.4**	**10.6**	**259.0**	**1.4**	**260.4**
Property	**207.7**	**(1.6)**	**206.1**	**21.8**	**227.9**
Heavy equipment	**556.6**	**1.1**	**557.7**	**13.6**	**571.3**
Motor vehicles	**357.2**	**3.7**	**360.9**	**2.8**	**363.7**
Energy and utilities	**216.3**	**(17.4)**	**198.9**	**80.4**	**279.3**
General trading, services and others	**35.6**	**(4.2)**	**31.4**	**(27.7)**	**3.7**
Group	**1,621.8**	**(7.8)**	**1,614.0**	**92.3**	**1,706.3**
Unallocated costs					**(31.8)**
Investment and interest income					**89.5**
Finance costs					**(121.8)**
Profit before taxation					**1,642.2**
Taxation (including share of taxation of associates)					**(439.1)**
Profit after taxation					**1,203.1**
Minority interests					**(82.5)**
Net profit for the year					**1,120.6**

Year ended 30th June 2005					
Plantations	272.3	(2.1)	270.2	0.5	270.7
Property	311.7	21.0	332.7	14.0	346.7
Heavy equipment	448.9	4.1	453.0	8.9	461.9
Motor vehicles	297.1	(86.0)	211.1	2.9	214.0
Energy and utilities	211.3	(76.9)	134.4	(0.9)	133.5
General trading, services and others	12.2	(37.1)	(24.9)	(4.8)	(29.7)
Group	1,553.5	(177.0)	1,376.5	20.6	1,397.1
Unallocated costs					(25.4)
Investment and interest income					88.3
Finance costs					(95.2)
Profit before taxation					1,364.8
Taxation (including share of taxation of associates)					(431.4)
Profit after taxation					933.4
Minority interests					(132.2)
Net profit for the year					801.2

36 SEGMENT INFORMATION – GROUP (continued)

(a) Primary reporting format - business segments (continued)

Balance sheet

At 30th June 2006	Segment assets	Segment liabilities	Capital expenditure	Depreciation	Impairment losses	Non-cash income/ (expense)
Plantations	**1,399.0**	**(148.8)**	**64.0**	**(41.8)**	**3.8**	**(1.5)**
Property	**2,464.8**	**(492.7)**	**39.9**	**(18.9)**	**(3.7)**	**-**
Heavy equipment	**3,058.9**	**(1,060.6)**	**332.0**	**(119.6)**	**-**	**(12.5)**
Motor vehicles	**3,625.1**	**(1,064.7)**	**234.8**	**(84.7)**	**(3.4)**	**5.7**
Energy and utilities	**1,962.3**	**(630.7)**	**38.7**	**(68.6)**	**-**	**7.4**
General trading, services and others	**967.1**	**(527.2)**	**28.8**	**(43.1)**	**(3.5)**	**(9.8)**
Total	**13,477.2**	**(3,924.7)**	**738.2**	**(376.7)**	**(6.8)**	**(10.7)**
Tax assets/(liabilities)	**499.8**	**(479.3)**				
Other assets/(liabilities)	**3,560.8**	**(3,339.8)**				
Total assets/(liabilities)	**17,537.8**	**(7,743.8)**				
At 30th June 2005						
Plantations	1,411.7	(162.2)	60.8	(34.5)	(3.2)	6.1
Property	2,390.0	(496.2)	5.0	(23.9)	(2.0)	(2.6)
Heavy equipment	2,626.6	(843.7)	237.2	(106.7)	-	(6.0)
Motor vehicles	3,433.3	(1,285.1)	100.0	(82.3)	(10.2)	(33.2)
Energy and utilities	1,775.5	(549.6)	41.6	(71.5)	-	3.7
General trading, services and others	1,350.5	(546.5)	98.7	(41.7)	(4.4)	(54.8)
Total	12,987.6	(3,883.3)	543.3	(360.6)	(19.8)	(86.8)
Tax assets/(liabilities)	473.6	(476.5)				
Other assets/(liabilities)	2,773.8	(2,691.0)				
Total assets/(liabilities)	16,235.0	(7,050.8)				

(b) Secondary reporting format – geographical segments

	External revenue		Segment assets		Capital expenditure	
	2006	2005	**2006**	2005	**2006**	2005
Malaysia	**6,242.8**	6,530.1	**7,085.9**	6,789.6	**197.5**	173.3
Singapore	**2,845.4**	2,198.1	**1,375.1**	1,311.7	**91.3**	63.3
China	**4,269.7**	3,510.2	**1,250.8**	1,165.7	**41.0**	35.6
Australia	**4,071.0**	3,632.2	**1,901.7**	1,678.5	**329.6**	179.6
Other countries	**2,733.2**	2,775.1	**1,317.4**	1,226.7	**78.8**	91.5
	20,162.1	18,645.7	**12,930.9**	12,172.2	**738.2**	543.3
Associates/jointly controlled entities			**546.3**	815.4		
Tax assets			**499.8**	473.6		
Other assets			**3,560.8**	2,773.8		
Total assets			**17,537.8**	16,235.0		



36 SEGMENT INFORMATION – GROUP (continued)

(b) Secondary reporting format – geographical segments (continued)

Revenue was analysed by the country in which the customers were located. Segment assets and capital expenditure were classified on the basis of the location of the assets.

Segment results	Profit before interest	
	2006	2005
Malaysia	**655.6**	909.5
Singapore	**239.9**	160.8
China	**157.1**	(142.6)
Australia	**408.3**	343.3
Other countries	**213.6**	100.7
Group	**1,674.5**	1,371.7
Investment and interest income	**89.5**	88.3
Finance costs	**(121.8)**	(95.2)
Profit before taxation	**1,642.2**	1,364.8
Taxation (including share of taxation of associates)	**(439.1)**	(431.4)
Profit after taxation	**1,203.1**	933.4
Minority interests	**(82.5)**	(132.2)
Net profit for the year	**1,120.6**	801.2

37 DISCLOSURE OF SIGNIFICANT RELATED PARTY TRANSACTIONS

At the last Annual General Meeting held on 25th October 2005, the Company obtained a shareholders' mandate to allow the Group to enter into recurrent related party transactions of revenue or trading nature.

In accordance with Section 4.1.5 of Practice Note No. 12/2001 issued by Bursa Malaysia Securities Berhad, the details of recurrent related party transactions conducted during the year ended 30th June 2006 pursuant to the shareholders' mandate and announcements made were as follows:-

Subsidiaries of the Company	Transacting party	Nature of transaction	Related party and nature of relationship	2006	2005
Sime Rengo Packaging (Malaysia) Sdn. Bhd. ("SRPM")	Rengo Co. Ltd.	Procurement of management and technical advice by SRPM from Rengo Co. Ltd.	Rengo Co. Ltd., substantial shareholder of SRPM	**4.4**	7.8
Sime Kubota Sdn. Bhd. ("SK")	Kubota Corporation	Purchase of agricultural tractors, engines and parts by SK from Kubota Corporation	Kubota Corporation, substantial shareholder of SK	**9.5**	14.6
Syarikat Malacca Straits Inn Sdn. Bhd. ("SMSI")	Hotel Equatorial Management Sdn. Bhd. ("HEM")	Procurement of hotel operation management and technical advice by SMSI from HEM	Hotel Equatorial (M) Sdn. Bhd. which is the holding company of HEM, is a substantial shareholder of SMSI	**1.1**	1.2
Sime Rengo Packaging Singapore Limited ("SRPS")	Rengo Co. Ltd.	Purchase of goods by SRPS from Rengo Co Ltd.	Rengo Co. Ltd, a substantial shareholder of SRPS	**4.7**	5.2
Inokom Corporation Sdn. Bhd. ("ICSB")	Hyundai Motor Company ("HMC")	Royalty payment and procurement of Completely Knocked-Down ("CKD") packs, Completely Built-Up ("CBU") cars and ancillary services by ICSB from HMC	HMC , a substantial shareholder of ICSB	**637.8**	–
	Hyundai Motor India Ltd, ("HMIL")	Procurement of CKD motor vehicle components by ICSB from HMIL	HMC which is the holding company of HMIL, is a substantial shareholder of ICSB	**35.5**	-
	Quasar Carriage Sdn. Bhd. ("QCSB")	Sale of Permas and Lorimas vehicles and related parts by ICSB to QCSB.	Berjaya Group Berhad, a substantial shareholder of ICSB and QCSB and Dato' Amer Hamzah bin Ahmad, a director of ICSB and QCSB	**2.9**	-



37 DISCLOSURE OF SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

Subsidiaries of the Company	Transacting party	Nature of transaction	Related party and nature of relationship	2006	2005
Hyumal Motor Sdn. Bhd. ("HMSB")	HMC	Procurement of CBU cars, advertising and promotion, technical assistance, training, maintenance support and related services from HMC	HMSB is a related company of ICSB, which is substantially held by HMC	**41.9**	–
	Subsidiaries of Berjaya Group Berhad	Provision of workshop services and sales of vehicle related spare parts by HMSB to subsidiaries of Berjaya Group Berhad	Berjaya Group Berhad, a former substantial shareholder of HMSB	**0.3**	–

Other significant related party transactions were as follows:

	Group		Company	
	2006	2005	**2006**	2005
(a) Transactions with subsidiaries				
Commission and management fees income	–	–	**42.8**	39.9
(b) Transactions with associates				
Premises rental income from Continental Sime Tyre Sdn. Bhd.	**3.5**	7.0	–	–
Purchase of goods from Continental Sime Tyre Sdn. Bhd.	**0.7**	3.7	–	–
Forwarding services rendered by KN Logistics Sdn. Bhd. (formerly known as Sime Integrated Logistics Sdn. Bhd.)	**11.8**	–	–	–
Insurance services rendered by Union Sime Darby (Thailand) Limited	**2.5**	2.5	–	–
Progress billings for properties under construction acquired from Artesian Investments Pte. Ltd.	**6.0**	–	–	–
Provision of marine equipment and services to subsidiaries of Jaya Holdings Limited	**46.2**	25.4	–	–
(c) Transactions with subsidiaries' minority shareholders				
Sales of goods and performance of services to Gunnebo Holdings APS and its related companies	**13.9**	13.6	–	–
Payment to Sirim Berhad for non-exclusive right to use of the word "SIRIM" in the name of a subsidiary	**1.0**	–	–	–
Purchase of goods from Ford Motor Company and its related companies	**156.2**	246.9	–	–

There are no material contracts subsisting as at 30th June 2006 or if not then subsisting, entered into since the end of the previous year by the Company or its subsidiaries which involved the interests of Directors or substantial shareholders.

38 FINANCIAL INSTRUMENTS

(a) Financial risk management objectives and policies

The Group's activities expose it to a variety of financial risks, including foreign currency exchange risk, interest rate risk, market risk, credit risk, and liquidity and cash flow risk. The Group's overall financial risk management objective is to ensure that the Group creates value for its shareholders. Financial risk management is carried out through risk reviews, internal control systems, insurance programmes and adherence to Group's financial risk management policies. The Board regularly reviews these risks and approves the policies covering the management of these risks. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain exposures. It does not trade in financial instruments.

Foreign currency exchange risk

The Group is exposed to currency risk as a result of the foreign currency transactions entered into by subsidiaries in currencies other than their functional currency. These companies enter into forward foreign exchange contracts to limit their exposure on foreign currency receivables and payables, and on cash flows generated from anticipated transactions denominated in foreign currencies.

Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. Interest rate exposure which arises from certain of the Group's borrowings is managed through the use of fixed and floating debt and derivative financial instruments. Derivative financial instruments are used, where appropriate, to generate the desired interest rate profile.

Credit risk

Credit risk arises when derivative instruments are used or sales made on deferred credit terms. The Group seeks to invest cash assets safely and profitably. It also seeks to control credit risk by setting appropriate credit history. Furthermore, sales to customers are usually suspended when earlier amounts are overdue by more than 180 days. The Group considers the risk of material loss in the event of non-performance by a financial counterparty to be unlikely.

At balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to credit risk for the Group and for the Company were represented by the carrying amount of each financial asset and in respect of derivative financial instruments, the maximum exposure are as disclosed in Note 38(d).

Liquidity and cash flow risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities.

(b) Fair value estimation for disclosure purposes

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:

Short term financial instruments
The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values.

Investments
The fair values of some investments are estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive cost. Therefore, such investments are valued at cost subject to review for impairment.

Long-term financial instruments
The fair value of the Group's long term financial instruments is estimated by discounting the future contractual cash flows at the current market rate available to the Group for similar instruments.



38 FINANCIAL INSTRUMENTS (continued)

(b) Fair value estimation for disclosure purposes (continued)

Derivative financial instruments

The fair value of interest rate and currency swaps is calculated at the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

(c) Off balance sheet financial instruments

(i) Forward foreign exchange contracts

The Group operates internationally and is exposed to currency risk as a result of the foreign currency transactions entered into by companies in currencies other than their functional currency. The Group maintains a natural hedge, whenever possible, by borrowing in the currency of the country in which the investment is located or by borrowing in currencies that match the future revenue stream to be generated from its investments.

Foreign exchange exposures in transactional currencies other than functional currencies of the operating entities are kept to an acceptable level. Material foreign currency transaction exposures are hedged, mainly with derivative financial instruments such as forward foreign exchange contracts.

As at balance sheet date, the Group had entered into forward foreign exchange contracts with the following notional amounts and maturities:

	Maturities		
	Within 1 year	**1 year or more**	**Total**
2006			
Forward contracts used to hedge receivables			
- Euro	31.1	-	31.1
- Japanese yen	8.1	-	8.1
- Qatar riyal	407.9	-	407.9
- United States dollar	504.3	5.7	510.0
	951.4	5.7	957.1
Forward contracts used to hedge anticipated purchases			
- Euro	70.7	7.5	78.2
- Japanese yen	2.8	-	2.8
- Pound sterling	19.6	-	19.6
- Singapore dollar	0.9	-	0.9
- United States dollar	154.6	4.3	158.9
- Others	6.2	-	6.2
	254.8	11.8	266.6
Forward contracts used to hedge payables			
- Australian dollar	19.8	-	19.8
- Euro	241.8	-	241.8
- Japanese yen	83.9	-	83.9
- Pound sterling	8.4	-	8.4
- Singapore dollar	18.9	-	18.9
- United States dollar	309.2	-	309.2
- Others	0.1	-	0.1
	682.1	-	682.1
	1,888.3	17.5	1,905.8

38 FINANCIAL INSTRUMENTS (continued)

(c) Off balance sheet financial instruments (continued)

(i) Forward foreign exchange contracts (continued)

	Maturities		
	Within 1 year	1 year or more	Total
2005			
Forward contracts used to hedge trade receivables			
- Euro	24.8	–	24.8
- United States dollar	204.5	246.3	450.8
	229.3	246.3	475.6
Forward contracts used to hedge anticipated purchases			
- Euro	53.2	–	53.2
- Japanese yen	11.3	–	11.3
- Pound sterling	2.7	–	2.7
- Singapore dollar	1.5	–	1.5
- United States dollar	4.9	–	4.9
	73.6	–	73.6
Forward contracts used to hedge trade payables			
- Australian dollar	30.0	–	30.0
- Euro	876.5	–	876.5
- Japanese yen	70.5	–	70.5
- Pound sterling	28.0	–	28.0
- Singapore dollar	57.4	–	57.4
- United States dollar	233.5	–	233.5
- Others	0.8	–	0.8
	1,296.7	–	1,296.7
	1,599.6	246.3	1,845.9

(ii) Interest rate swaps

Interest rate swap and currency swap contracts were entered into by subsidiaries which entitled them to receive interest at floating rates on notional principal amounts and obliges them to pay interest at fixed rates on the same amounts. The differences between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts are exchanged at periodic intervals.

The terms and notional principal amounts of the outstanding interest rate swap and cross currency interest rate swap contracts of the Group at the balance sheet date, which are denominated in Ringgit Malaysia and US dollars were as follows.

	2006	2005
Less than 1 year	**80.0**	30.0
Later than 1 and not later than 5 years	**917.1**	943.1
Later than 5 years	**36.1**	14.0
	1,033.2	987.1

(iii) Credit risk

The Group has no significant concentrations of credit risk and market risk in relation to the above off balance sheet financial instruments.



38 **FINANCIAL INSTRUMENTS (continued)**

(d) Fair value

The carrying amounts of financial assets and liabilities of the Group and Company at the balance sheet date approximated their fair values except for the following:

		Group		Company	
	Note	**Carrying amount**	**Fair value**	**Carrying amount**	**Fair value**
Financial assets					
2006					
Non-current net investments in finance leases	**16**	**454.1**	*	–	–
Investment in subsidiaries	**25**				
- Quoted shares		–	–	**646.3**	**1,141.0**
- Unquoted shares		–	–	**2,459.2**	*
Net amounts due from subsidiaries	**25**	–	–	**3,040.9**	**
Non-current quoted shares	**22**	**3.6**	**6.1**	**2.9**	**5.4**
Unquoted shares	**22**	**344.8**	***	**191.6**	***
2005					
Non-current net investments in finance leases		465.7	*	–	–
Investment in subsidiaries					
- Quoted shares		–	–	782.1	1,949.3
- Unquoted shares		–	–	2,003.9	*
Net amounts due from subsidiaries		–	–	2,528.8	**
Current marketable securities		26.8	29.3	–	–
Non-current quoted shares		4.6	7.1	2.9	6.1
Unquoted shares		151.2	***	–	–
Financial liabilities					
2006					
Term loans	**11**	**1,118.7**	**1,118.7**	–	–
Unconvertible redeemable unsecured loan stocks	**11**	**37.4**	*	–	–
Al Murabahah Medium Term Notes	**11**	**1,000.0**	**986.8**	**1,000.0**	**986.8**
2005					
Term loans		1,352.4	1,352.2	–	–
Unconvertible redeemable unsecured loan stocks		37.4	*	–	–
Al Murabahah Medium Term Notes		500.0	505.8	500.0	505.8

* It is not practicable within the constraints of timeliness and costs to estimate the fair value of the Group's and Company's non-current net investments in finance leases, unquoted shares and unconvertible redeemable unsecured loan stocks.

** It is not practicable to estimate the fair value of amounts due from subsidiaries due principally to a lack of fixed repayment terms entered into by the parties involved and without incurring excessive costs.

*** It is not practicable to estimate the fair value of the Group's unquoted shares because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

38 FINANCIAL INSTRUMENTS (continued)

(d) Fair value (continued)

The nominal/notional amount and net fair value of financial instruments not recognised in the balance sheet of the Group as at the end of the year were as follows:

		Group		Company	
2006	**Note**	**Nominal/ notional amount**	**Net fair value**	**Nominal/ notional amount**	**Net fair value**
Forward foreign exchange contracts	**38(c)(i)**	**1,905.8**	**6.9**	**–**	**–**
Interest rate swaps	**38(c)(ii)**	**1,033.2**	**28.1**	**–**	**–**
Contingent liabilities	**30**	**1,775.8**	********	**899.1**	********

		Group		Company	
2005		Nominal/ notional amount	Net fair value	Nominal/ notional amount	Net fair value
Forward foreign exchange contracts		1,845.9	(47.0)	–	–
Interest rate swaps		987.1	10.2	–	–
Contingent liabilities		2,347.1	****	1,180.1	****

**** It is not practicable to estimate the fair value of contingent liabilities reliably due to the uncertainties of timing, costs and eventual outcome.

39 SIGNIFICANT EVENTS AFTER THE BALANCE SHEET DATE

(a) Corporate proposals completed after 30th June 2006:

(i) On 10th April 2006, Sime Malaysia Region Berhad, Sime Darby Nominees Sendirian Berhad and SD Holdings Berhad, who collectively hold 99.64% equity interest in Century Automotive Products Sdn. Bhd. ("CAP") entered into a Sale and Purchase Agreement with Ramcar Battery Sdn. Bhd. for the disposal of all their respective equity interests in CAP for a total consideration of RM14.6 million. The disposal was completed on 24th July 2006.

(ii) On 8th March 2006, Sime Darby Motors (Nissan China) Holdings Limited entered into an Equity Interest Transfer Contract with Ms. Ma Qin, Yunnan Kai Cheng Economic and Trading Company Limited and Yunnan Sime Winner Motor Services Co. Limited ("YSW") for the disposal of its entire 90% equity interest in YSW for RMB5.5 million. The disposal was completed on 25th July 2006.

(iii) On 31st July 2006, Sime Darby Eastern Limited acquired the entire equity interest in Fortum Energy Solutions (Thailand) Company Limited ("FEST") for Euro 1.1 million. FEST is principally involved in the provision of operation and maintenance services to power plants in Thailand.

(b) Corporate proposals announced but not completed as at 29th August 2006:

On 21st June 2006, Sime Malaysia Region Berhad entered into a Share Sale Agreement ("SSA") with Conoco Jet (Malaysia) Sdn. Bhd. ("CJSB") for the disposal of its entire 51% equity interest in Sime Conoco Energy Sdn. Bhd. to CJSB, for a total cash consideration of USD0.5 million. The completion of the SSA is conditional upon the approvals of the Foreign Investment Committee, the Ministry of Domestic Trade and Consumer Affairs and other relevant regulatory authorities, if required.

40 ADOPTION OF NEW ACCOUNTING STANDARDS

During the financial year, MASB issued a new set of accounting standards known as Financial Reporting Standards ("FRS") for entities other than private entities.

As stated in the Principal Accounting Policies, the Group has adopted FRS 3 in accounting for business combinations, where the agreement date is on or after 1st January 2006, and FRS 136 and FRS 138 in accounting for goodwill and intangible assets arising therefrom. The Group will adopt the remaining FRS and apply FRS 136 and FRS 138 to all other assets from 1st July 2006.

The first set of annual financial statements and the first interim report prepared in accordance with FRS will be for the financial year ending 30th June 2007 and quarter ending 30th September 2006, respectively



41 LIST OF SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES AS AT 30TH JUNE 2006

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION/ PRINCIPAL PLACE OF BUSINESS	GROUP'S EFFECTIVE INTEREST % 2006	2005
PLANTATIONS				
Consolidated Plantations Berhad	Investment holding	Malaysia	**100.0**	100.0
Elington International Limited	Investment holding	British Virgin Islands	-	^50.0[2]
Kempas Edible Oil Sendirian Berhad	Palm oil refining and fractionation; and manufacturing and marketing of specialty and end user fats	Malaysia	**100.0**	100.0
Kwang Joo Seng (Malaysia) Private Limited	Property investment	Singapore	**100.0[1]**	100.0[1]
Lattimer International Limited	Investment holding	British Virgin Islands	-	^50.0[2]
Morakot Industries Public Company Limited	Manufacture and marketing of cooking oil	Thailand	**99.9[2]**	99.9[2]
PT Sime Indo Agro	Oil palm cultivation	Indonesia	**100.0[1]**	100.0[1]
Savola Sime Egypt Company SAE #	Manufacturing and refining of edible vegetable oils	Egypt	-	^37.5[2]
Savola Sime Foods Limited	Investment holding	British Virgin Islands	-	^50.0[1]
Selatan Estates Sendirian Berhad	Oil palm cultivation	Malaysia	**100.0**	100.0
Sharikat Hadapan Berhad	Oil palm cultivation	Malaysia	**100.0**	100.0
Sime Aerogreen Technology Sdn Bhd	Production and marketing of aeroponic vegetables	Malaysia	**100.0**	100.0
Sime Darby Edible Products Limited	Refining, manufacturing and marketing of edible oils and palm oil related products	Singapore	**100.0[1]**	100.0[1]
Sime Darby Futures Trading Sdn Bhd	Commodity trading	Malaysia	**100.0**	100.0
Sime Darby Technology Centre Sdn Bhd	Research and development	Malaysia	**100.0**	100.0
Sime-Morakot Holdings (Thailand) Limited	Investment holding	Thailand	**100.0[2]**	100.0[2]
Sime Plantations Sdn Bhd	Oil palm cultivation and palm oil production	Malaysia	**100.0**	100.0
The China Engineers (Thailand) Limited	Investment holding	Thailand	**99.9[2]**	99.9[2]
PROPERTY				
Alexandra Properties Limited	Property management and investment	Singapore	**100.0[1]**	100.0[1]
Alor Setia Sdn Bhd	Investment holding	Malaysia	**100.0**	100.0
Amston Properties Private Limited	Property development	Singapore	**100.0[1]**	100.0[1]
Aquila Development Private Limited	Property development and investment	Singapore	**100.0[1]**	100.0[1]
Artesian Investments Pte Ltd	Property development	Singapore	**^49.0[1]**	^49.0[1]
Avidat Sdn Bhd	Property investment	Malaysia	**100.0**	100.0
Bluefields Investments Pte Ltd	Property development	Singapore	**^49.0[1]**	^49.0[1]
Brunsfield Embassyview Sdn Bhd	Development of a resort condominium	Malaysia	**^30.0[3]**	-
Caring Skyline Sdn Bhd	Property development and management	Malaysia	**100.0**	100.0
China Property Development (Holdings) Limited	Investment holding	Cayman Islands	**^30.4[2]**	^30.4[2]
Citrus Grove Properties Private Limited	Property investment and management of service residences	Singapore	**100.0[1]**	100.0[1]
Constant Skyline Sdn Bhd	Property development and investment	Malaysia	**100.0**	100.0
CPB Properties Sdn Bhd	Property management and related activities	Malaysia	**100.0**	100.0
Dunearn Properties Limited	Property management and investment	Singapore	**100.0[1]**	100.0[1]
Ecopuri Sdn Bhd	Investment holding	Malaysia	**100.0**	100.0
Golfhome Development Sdn Bhd	Property investment	Malaysia	**100.0**	100.0
Golftek Development Sdn Bhd	Property investment	Malaysia	**100.0**	100.0
Green East Prime Ventures, Inc	Real property and land ownership	Philippines	**63.2[2]**	63.2[2]
Ironwood Development Sdn Bhd	Property investment	Malaysia	**100.0**	100.0
Kuala Lumpur Golf & Country Club Berhad	Provision of golfing, sporting and other recreational activities and services as well as property development	Malaysia	**100.0**	100.0
Lengkap Teratai Sdn Bhd	Property investment and plantation	Malaysia	**51.2**	51.2
Malaysian Ice Berhad	Property investment	Malaysia	**100.0**	100.0
North Road Properties Sendirian Berhad	Property investment	Malaysia	**100.0**	100.0
Pinar Baiduri Sdn Bhd	Property investment	Malaysia	**100.0**	100.0
Prominent Acres Sdn Bhd	Property investment, development and plantation	Malaysia	**75.6**	75.6
PT Bhumyamca Sekawan	Light industrial and commercial property investment and management	Indonesia	**^49.0[1]**	^49.0[1]
Puri Bahagia Sdn Bhd	Property investment	Malaysia	**100.0**	100.0
R&W Management Sdn Bhd	General insurance agency and trading	Malaysia	**51.2**	51.2
Rangdong Orange Court Limited	Property investment and management of service residences	Vietnam	**65.0[1]**	65.0[1]
Shaw Brothers (M) Sdn Bhd	Property investment and investment holding	Malaysia	**^18.4**	^18.4
Siltown Realty Philippines, Inc	Investment holding	Philippines	**^39.5[2]**	^39.5[2]
Silvertown Property Development Corporation	Leasing of properties	Philippines	**98.7[2]**	98.7[2]
Sime Allied Properties Limited	Investment holding	Singapore	**100.0[1]**	100.0[1]
Sime Darby Australia Limited	Investment holding, motel operations and management	Australia	**100.0[1]**	100.0[1]
Sime Darby Brunsfield Holding Sdn Bhd (formerly known as Sime Darby Brunsfield Development Sdn Bhd)	Design, building, construction, marketing, sale and management of service apartments and commercial buildings	Malaysia	**60.0**	-
Sime Darby General Trading Sdn Bhd	Property investment	Malaysia	**100.0**	100.0
Sime Darby Hotels Pty Ltd	Operations of service apartments	Australia	**100.0[1]**	100.0[1]
Sime Darby Industrial Properties Sdn Bhd	Property investment	Malaysia	**100.0**	100.0

41 LIST OF SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES AS AT 30TH JUNE 2006

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION/ PRINCIPAL PLACE OF BUSINESS	GROUP'S EFFECTIVE INTEREST % 2006	2005
Sime Darby Land Sdn Bhd	Property development and management, project management, property investment and plantations business	Malaysia	100.0	100.0
Sime Darby London Limited	Investment holding	United Kingdom	100.0[1]	100.0[1]
Sime Darby Property Development Sdn Berhad	Property investment	Malaysia	100.0	100.0
Sime Darby Realty Development Corporation	Property development	Philippines	98.7[2]	98.7[2]
Sime Darby Resorts Pty Ltd	Management of a resort	Australia	100.0[1]	100.0[1]
Sime Darby Urus Harta Berhad	Property services and management	Malaysia	100.0	100.0
Sime Footwear (Melaka) Sdn Bhd	Property investment	Malaysia	100.0	100.0
Sime Hartanah Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Sime Management Services Limited	Property management services	United Kingdom	100.0[1]	100.0[1]
Sime Pilmoor Development Sdn Bhd	Property investment and development	Malaysia	100.0	100.0
Sime Properties (Vietnam) Private Limited	Investment holding	Singapore	100.0[1]	100.0[1]
Sime Properties International Private Limited	Property investment and management	Singapore	75.6[1]	75.6[1]
Sime Property Holdings Sendirian Berhad	Property investment	Malaysia	100.0	100.0
Sime UEP Brunsfield Properties Sdn Bhd	Property investment and development	Malaysia	50.5	-
Sime UEP Building Management Services Sdn Bhd	Property management	Malaysia	51.2	51.2
Sime UEP Centre Sdn Bhd	Property investment and development	Malaysia	75.6	75.6
Sime UEP Development Sdn Bhd	Property investment, construction and development	Malaysia	51.2	51.2
Sime UEP Executive Suites Sdn Bhd	Property investment and management	Malaysia	65.8	65.8
Sime UEP Heights Sdn Bhd	Property investment and development	Malaysia	51.2	51.2
Sime UEP Homes Sdn Bhd	Property investment and development	Malaysia	51.2	51.2
Sime UEP Industrial Park Sdn Bhd	Property investment and development	Malaysia	51.2	51.2
Sime UEP (Johor) Sdn Bhd	Property investment and development	Malaysia	51.2	51.2
Sime UEP Lembah Acob Sdn Bhd	Property investment and plantation	Malaysia	51.2	51.2
Sime UEP Properties Berhad #	Investment holding and management	Malaysia	51.2	51.2
Sime Way Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Sime Wood Industries Sdn Bhd	Property investment	Malaysia	100.0	100.0
Singapore Properties Limited	Property investment and development	Singapore	100.0[1]	100.0[1]
Solarvest Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Stableford Development Sdn Bhd	Property investment	Malaysia	100.0	100.0
Sungei Way Development Berhad	Property investment	Malaysia	51.2	51.2
Syarikat Malacca Straits Inn Sdn Bhd	Hotel ownership	Malaysia	55.0	55.0
UEP Construction Sdn Bhd	Property investment	Malaysia	51.2	51.2
Wisma Sime Darby Sdn Berhad	Property management and related services	Malaysia	100.0	100.0
HEAVY EQUIPMENT				
Austchrome Pty Ltd	Chroming and hydraulic repairs	Australia	100.0[1]	100.0[1]
Caltrac SAS	Sales of equipment and spare parts and service support for Caterpillar business	New Caledonia	100.0[1]	100.0[1]
Caterpillar Financial Services Malaysia Sdn Bhd	Hire purchase and leasing finance in support of sales of equipment	Malaysia	^40.0	^28.7
CICA Limited	Distribution, sales and maintenance of trucks, drilling equipment and compressors	Channel Islands	70.0[2]	-
Columbia Chrome (Malaysia) Sdn Bhd	Manufacturing, re-manufacturing, repair and servicing of engine products, electroplating and chroming activities	Malaysia	100.0	68.2
Energy Power Systems Australia Pty Ltd	Sale of Caterpillar engines	Australia	^20.0[1]	^20.0[1]
FG Wilson Asia Pte Ltd	Distribution of FG Wilson generator sets	Singapore	^50.0[1]	^42.9[1]
Foshan Shunde CEL Machinery Company Limited	Sales of equipment and spare parts and service support for Caterpillar business	China	100.0[1]	100.0[1]
Hastings Deering (Australia) Ltd	Sales of equipment and spare parts and service support for Caterpillar business	Australia	100.0[1]	100.0[1]
Hastings Deering (PNG) Limited	Sales of equipment and spare parts and service support for Caterpillar business	Papua New Guinea	100.0[1]	100.0[1]
Hastings Deering (Solomon Islands) Limited	Sales of equipment and spare parts and service support for Caterpillar business	Solomon Islands	100.0[1]	100.0[1]
Kiong Yu Realty Sdn Bhd	Property holding	Malaysia	100.0	71.7
Otofin Sdn Bhd	Sale and marketing of generators, agricultural and industrial machinery	Malaysia	75.0	53.8
Otofin Industries Sdn Bhd	Manufacturing and assembly of generators, agricultural and industrial machinery	Malaysia	75.0	53.8
Sime Darby Industries, Inc	General trading	Philippines	98.7[2]	98.7[2]
Sime Darby Pilipinas, Inc	Distribution and servicing of Ford New Holland and Fiat agricultural machinery, Kamol agricultural equipment, general trading and leasing	Philippines	98.7[2]	98.7[2]
Sime Kubota Sdn Bhd	Assembly and distribution of Kubota range of agricultural machinery and other machinery and equipment	Malaysia	90.0	90.0

41 LIST OF SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES AS AT 30TH JUNE 2006

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION/ PRINCIPAL PLACE OF BUSINESS	GROUP'S EFFECTIVE INTEREST % 2006	2005
Terberg Tractors Malaysia Sdn Bhd	Manufacturing, marketing, distributing, selling and servicing Terberg terminal tractors	Malaysia	+50.0	-
The China Engineers (BVI) Limited	Investment holding	British Virgin Islands	100.0[1]	100.0[1]
The China Engineers, Limited	Sales of equipment and spare parts and service support for Caterpillar business	Hong Kong	100.0[1]	100.0[1]
The China Engineers (South China) Limited	Investment holding	Hong Kong	100.0[1]	100.0[1]
TMA-Joy Industries Asia Pacific Sdn Bhd	Designing and manufacturing of heat exchangers, radiators, process equipment modules, filters and separators	Malaysia	55.0	39.5
Tractors (B) Sdn Bhd	Assembly, marketing and distribution of agricultural and industrial equipment	Brunei	70.0[1]	50.2[1]
Tractors Malaysia Engineering Sdn Bhd	Commercial production and marketing of local agricultural machines	Malaysia	100.0	71.7
Tractors Malaysia Enterprise Sdn Bhd	Investment holding	Malaysia	100.0	71.7
Tractors Malaysia Holdings Berhad	Investment holding and provision of management and ancillary services	Malaysia	100.0	71.7
Tractors Malaysia (Hong Kong) Limited	Investment holding	Hong Kong	100.0[1]	71.7[1]
Tractors Malaysia Power Systems Sdn Bhd	Packaging of Caterpillar generator sets	Malaysia	100.0	71.7
Tractors Malaysia Rebuild Sdn Bhd	Reconditioning of used equipment and machinery	Malaysia	100.0	71.7
Tractors Malaysia Training and Development Centre Sdn Bhd	Provision of training	Malaysia	100.0	71.7
Tractors Manufacturing & Assembly Sdn Bhd	Manufacturing and assembly of tractor implements and tractor parts and other products	Malaysia	100.0	71.7
Tractors Material Handling Sdn Bhd (formerly known as Grand Valuation Sdn Bhd)	Sale and distribution of lift trucks and spare parts, and the rental and servicing of other material handling equipment.	Malaysia	100.0	-
Tractors Petroleum Services Sdn Bhd	Supply, repair and maintenance of Caterpillar engines and other equipment for the oil and gas industry	Malaysia	100.0	71.7
Tractors Singapore Holdings Pte Ltd	Investment holding	Singapore	100.0[1]	100.0[1]
Tractors Singapore Limited	Marketing and servicing of earthmoving and construction equipment and spare parts	Singapore	100.0[1]	100.0[1]
Xiamen CEL Heavy Equipment Company Limited	Sales of equipment and spare parts, service support and rental services for Caterpillar business	China	100.0[1]	-
Xiamen Sime Darby CEL Machinery Co Ltd	Sales of equipment and spare parts, service support and rental services for Caterpillar business	China	100.0[1]	100.0[1]
Yaala Pembangunan Sdn Bhd	Property holding	Malaysia	100.0	71.7
MOTOR VEHICLES				
Associated Motor Industries Malaysia Sdn Bhd	Assembly of motor vehicles	Malaysia	51.0	36.6
Auto Bavaria Sdn Bhd	Investment holding	Malaysia	100.0	71.7
Auto Technology Engineering Company Limited	Agent for Denso Diesel injection pump and provision of after sales services	Hong Kong	100.0[1]	100.0[1]
AutoFrance China Limited	Distribution for Peugeot left-hand drive motor vehicles	Hong Kong	100.0[1]	100.0[1]
AutoFrance Hong Kong Limited	Distributor and dealer of Peugeot motor vehicles	Hong Kong	100.0[1]	100.0[1]
Bluewater Marine Limited	Investment holding	British Virgin Islands	100.0[1]	100.0[1]
BMW Concessionaires (HK) Limited	Distributor and dealer for BMW motor vehicles	Hong Kong	100.0[1]	100.0[1]
BMW Concessionaires (Macau) Limited	Agent for sales, service and parts for BMW motor vehicles	Macau	100.0[1]	100.0[1]
BMW Malaysia Sdn Bhd	Import and distribution of BMW vehicles and spare parts	Malaysia	@[1]49.0	@[1]35.2
Bow Ma Motors (South China) Ltd	Investment holding	Hong Kong	100.0[1]	100.0[1]
CEC Finance Limited	Hire purchase and lease financing	Hong Kong	^49.0[2]	^49.0[2]
Continental Car Services Limited	Motor dealership	New Zealand	100.0[1]	100.0[1]
Ford Concessionaires Sdn Bhd	Ford motor dealership	Malaysia	100.0	71.7
Ford Malaysia Sdn Bhd	Import and distribution of Ford motor vehicles and spare parts	Malaysia	51.0	36.6
Goodwood Motors Limited	Distributor and dealer of Rolls Royce motor vehicles	Hong Kong	100.0[1]	100.0[1]
Guangdong Deda Bow Ma Motor Service Co Ltd	Sales of spare parts and provision of motor vehicles aftersales services	China	65.0[1]	65.0[1]
Hainan Bao Yue Automobiles Trading Co Ltd	BMW motor dealership	China	100.0[1]	100.0[1]
Hainan Dejie Motors Limited	Sales of spare parts and provision of motor vehicles aftersales services	China	100.0[1]	90.0[1]
Harper Engineering (Macau) Limited	Motor vehicles sales and aftersales services	Macau	100.0[1]	100.0[1]
Hino Distributors NZ Limited	Sale of new heavy Hino trucks and used heavy trucks of all makes and models	New Zealand	100.0[1]	100.0[1]
Hyundai-Sime Darby Berhad #	Investment holding and provision of management services	Malaysia	99.6	98.9
Hyundai-Sime Darby Motors Sdn Bhd	Management of sales and distribution of passenger and light commercial vehicles, provision of back-up services and sales and distribution of spare parts for its products range	Malaysia	99.6	98.9
Hyumal Motor Sdn Bhd	Investment holding, importation and distribution of certain Hyundai vehicles and related spare parts and provision of workshop services	Malaysia	51.0	51.0

41 LIST OF SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES AS AT 30TH JUNE 2006

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION/ PRINCIPAL PLACE OF BUSINESS	GROUP'S EFFECTIVE INTEREST % 2006	2005
Sime Darby Engineering Sdn Bhd	Engineering, fabrication and construction relating to the petroleum industry	Malaysia	79.0	79.0
Sime Darby Offshore Engineering Sdn Bhd (formerly known as Sime Darby Offshore Sdn. Bhd.)	Systems integration of oil and metering skids, process controls, factory automation and intelligent transport systems	Malaysia	70.0	70.0
Sime Darby Oil & Gas Sdn Bhd (formerly known as SimeTech (Malaysia) Sdn Bhd)	Investment holding	Malaysia	70.0	70.0
Sime Darby Petroleum Sdn Bhd	Oil and gas exploration	Malaysia	100.0	100.0
Sime Darby Systems Sdn Bhd	Investment holding	Malaysia	70.0	70.0
Sime Engineering - SembCorp Malaysia Joint Venture	Engineering, procurement and construction for the Janamanjung Project	Malaysia	*35.0	*35.0
Sime Engineering Sdn Bhd	Provision of engineering management services to the petroleum industries, power plant and infrastructure works	Malaysia	70.0	70.0
Sime Engineering Sdn Bhd - Edwards & Sons Joint Venture	Procurement and construction work	Malaysia	*35.7	*35.7
Sime Engineering Services Bhd #	Investment holding	Malaysia	70.0	70.0
Sime - Lum Chang Joint Venture	Engineering, procurement and construction work	Malaysia	*35.0	*35.0
Sime Overseas Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Sime-Sirim Technologies Sdn Bhd (formerly known as SST Integrated Technologies Sdn Bhd)	Provision of calibration, measurement and related services	Malaysia	35.0	35.0
Sime Technologies Holdings Pte Ltd	Investment holding	Labuan	70.0[3]	70.0[3]
Technochem Pte Ltd	Treatment and recycling of industrial and chemical wastes	Singapore	-	90.0[1]
The China Engineers (Malaysia) Sdn Bhd	General trading, distribution of building supplies and technical products	Malaysia	100.0	100.0
The China Water Company Limited	Infrastructure project development	Cayman Islands	^33.3[1]	^33.3[1]
Weifang Sime Darby Investment and Management Co Ltd	Investment holding and provision of management services	China	51.0[3]	-
Weifang Sime Darby Port Co Ltd	Ownership and management of port facilities	China	80.0[3]	-
Weifang Sime Darby Water Co Ltd	Treatment and supply of treated water to industrial customers	China	80.0[3]	-
GENERAL TRADING, SERVICES & OTHERS				
Asian Composites Manufacturing Sdn Bhd	Manufacture of composite parts of aircraft	Malaysia	^25.0	^25.0
Business Travel International Westminster (Hong Kong) Limited	Travel agency	Hong Kong	^34.3[1]	^34.3[1]
Celliose Par Coatings Company Limited	Investment holding, manufacturing and trading of paints and chemical products	Hong Kong	^40.0[1]	^40.0[1]
Celliose PAR Coatings (Wuxi) Company Limited	Manufacturing and trading of paints and chemical products	China	^40.0[2]	^40.0[2]
Century Automotive Products Sdn Bhd	Sale of automotive products	Malaysia	99.6	94.2
Ceres Sime Confectionery Sdn Bhd	Manufacture of finished chocolate confectionery products	Malaysia	-	^40.0
Ceres Sime Marketing Sdn Bhd	Marketing of shaving associated products and chocolate products	Malaysia	-	^40.0
Continental Sime Tyre Sdn Bhd	Investment holding	Malaysia	@[2]30.0[2]	^49.0[2]
Dunlopillo Holdings Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Dunlopillo (Malaysia) Sdn Bhd	Manufacturing and trading of bedding and other related products	Malaysia	100.0	100.0
Dunlopillo (Middle East) FZE	Manufacturing and trading of mattresses and related bedding products	United Arab Emirates	100.0[3]	-
Dunlopillo (Shenzhen) Pte Ltd	Manufacturing and trading of bedding and other related products	China	100.0[1]	100.0[1]
Dunlopillo (Singapore) Pte Ltd (formerly known as Conquip (Private) Limited)	Agency house, importing and exporting	Singapore	100.0[1]	100.0[1]
Dunlopillo (Vietnam) Limited	Manufacture and marketing of mattresses and bedding products	Vietnam	100.0[1]	100.0[1]
Jecking Tours & Travel Limited	Travel and tour agency	Hong Kong	70.0[1]	70.0[1]
KN Sime Logistics Sdn Bhd (formerly known as Sime Integrated Logistics Sdn Bhd)	Provision of transportation, freight forwarding, container haulage and warehousing and distribution services	Malaysia	^50.0[2]	^50.0[1]
Marksworth Limited	Investment holding	Hong Kong	100.0[1]	100.0[1]
Marsman - Westminster Travel, Inc	Tour and travel agency	Philippines	^35.0[2]	^35.0[2]
Megah Medical Specialists Group Sdn Bhd	Operating a medical daycare feeder centre and provision of medical, health care and other related ancillary services	Malaysia	100.0	-
Orchard Nominees Private Limited	Holding investments as a nominee	Singapore	100.0[1]	100.0[1]
PAR Resources (Holdings) Limited	Investment holding	Hong Kong	100.0[1]	100.0[1]
PB Packaging Systems Singapore Pte Ltd	Property investment and management	Singapore	66.6[1]	66.6[1]
Pesida Equipment Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Petra Sime Marketing Private Limited	Marketing and trading of consumer products	Singapore	-	^40.0[1]



41 LIST OF SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES AS AT 30TH JUNE 2006

NAME OF COMPANY	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION/ PRINCIPAL PLACE OF BUSINESS	GROUP'S EFFECTIVE INTEREST % 2006	2005
PT Sime Dunlopillo Indonesia	Distribution of spring and spring-latex combination based mattresses and related products and accessories	Indonesia	70.0[3]	-
PT Guru Indonesia	Manufacture of corrugated boxes	Indonesia	75.0[2]	75.0[2]
Robt. Bradford & Co Ltd	Investment holding and insurance broking	United Kingdom	100.0[1]	100.0[1]
Robt. Bradford Hobbs Savill Ltd	Insurance broking	United Kingdom	100.0[1]	100.0[1]
SD Far East (1991) Limited	Investment holding	Hong Kong	100.0[1]	100.0[1]
SD Holdings Berhad	Investment holding	Malaysia	100.0	100.0
Sime Alexander Forbes Insurance Brokers Sdn Bhd	Insurance and reinsurance brokers and consultants	Malaysia	60.0	60.0
Sime Conoco Energy Sdn Bhd	Investment holding	Malaysia	51.0	51.0
Sime Darby Americas Limited	Investment holding	United States of America	100.0[1]	100.0[1]
Sime Darby Hong Kong Limited (formerly known as Sime Darby China Limited)	Investment holding	Hong Kong	100.0[1]	100.0[1]
Sime Darby Eastern International Limited	Investment holding	Singapore	100.0[1]	100.0[1]
Sime Darby Eastern Investments Private Limited	Investment holding	Singapore	100.0[1]	100.0[1]
Sime Darby Eastern Limited	Investment holding	Singapore	100.0[1]	100.0[1]
Sime Darby Financial Services Holdings Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Sime Darby Hongkong Finance Limited	Provision of financial and management services and investment holding	Hong Kong	100.0[1]	100.0[1]
Sime Darby Hong Kong Nominees Limited	Holding investments as a nominee	Hong Kong	100.0[1]	100.0[1]
Sime Darby Information Service Pte Ltd	Provision of audit, human resources, information technology, legal, corporate secretarial and accounting services	Singapore	100.0[1]	100.0[1]
Sime Darby Insurance Pte Ltd	Offshore captive insurer	Labuan	100.0	100.0
Sime Darby Investments Pty Limited	Investment holding	Australia	100.0[1]	100.0[1]
Sime Darby Malaysia Berhad	Investment holding and holding of trademarks	Malaysia	100.0	100.0
Sime Darby Marketing Sdn Bhd	Marketing and distribution of pharmaceutical and consumer products	Malaysia	-	100.0
Sime Darby Nominees Limited	Holding investments as a nominee	United Kingdom	100.0[1]	100.0[1]
Sime Darby Nominees Sendirian Berhad	Holding investments as a nominee	Malaysia	100.0	100.0
Sime Darby Pension Scheme Trustees Ltd	Trustees to Pension Scheme	United Kingdom	100.0[1]	100.0[1]
Sime Darby Singapore Limited	Investment holding	Singapore	100.0[1]	100.0[1]
Sime Darby Travel Sdn Bhd	Travel agency	Malaysia	100.0	100.0
Sime Healthcare Staff Agency Sdn Bhd	Operation of employment agency	Malaysia	100.0	100.0
Sime Holidays Sdn Bhd	Travel and tour agency	Malaysia	100.0	100.0
Sime Inax Sdn Bhd	Manufacture and marketing of sanitary wares	Malaysia	80.0	80.0
Sime Insurance Brokers (HK) Limited	Insurance brokers	Hong Kong	100.0[1]	100.0[1]
Sime Insurance Brokers (Singapore) Pte Ltd	Insurance and reinsurance brokers and consultants	Singapore	100.0[1]	100.0[1]
Sime Investments (Mauritius) Limited	Provision of financing	Mauritius	100.0[1]	100.0[1]
Sime Kansai Paints Sdn Bhd	Manufacture, sales and marketing of automotive and industrial paints	Malaysia	^40.0[2]	^40.0[2]
Sime Link Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Sime Malaysia Region Berhad	Investment holding	Malaysia	100.0	100.0
Sime Managing Agency Limited	Insurance agents	Hong Kong	100.0[1]	100.0[1]
Sime NET Technologies Sdn Bhd	Provider of information technology services	Malaysia	100.0	100.0
Sime Oleander Sdn Bhd	Manufacturing and distributing mineral and distilled water as well as beverage products	Malaysia	-	51.1
Sime Rengo Packaging (M) Sdn Bhd	Manufacture and sale of corrugated fibre board cartons and boxes	Malaysia	70.0	70.0
Sime Rengo Packaging Singapore Limited	Manufacture of corrugated boxes	Singapore	66.6[1]	66.6[1]
Sime Singapore Investments Limited	Investment holding	Singapore	100.0[1]	100.0[1]
Sime Singapore Limited	Investment holding and the provision of management and ancillary services	Singapore	100.0[1]	100.0[1]
Sime Solution Centre Sdn Bhd	Provision of accounting and other backroom processing services	Malaysia	100.0	100.0
Sime Surveillance Sdn Bhd	Provision of security services	Malaysia	100.0	100.0
Sime Travel Holdings Limited	Investment holding	Hong Kong	100.0[1]	100.0[1]
Sime Travel (Singapore) Private Limited	Travel agency	Singapore	70.0[1]	70.0[1]
SimeWest Holdings Sdn Bhd	Investment holding	Malaysia	100.0	100.0
Simex Chemical Sdn Bhd	Manufacturing of chemical products	Malaysia	-	100.0
SJMC Training and Educational Services Sdn Bhd	Organising educational programmes and provision of education	Malaysia	100.0	100.0
Subang Jaya Medical Centre Sdn Bhd	Medical centre	Malaysia	100.0	100.0
Tahan Enterprise Sdn Berhad	Investment holding	Malaysia	100.0	100.0
Tesco Stores (Malaysia) Sdn Bhd	Operator of retail outlets	Malaysia	^30.0	^30.0
Union Sime Darby (Thailand) Ltd	Insurance and reinsurance brokers and consultants	Thailand	^49.0[1]	^49.0[1]
Westminster Travel Limited	Travel agency	Hong Kong	70.0[1]	70.0[1]
Westminster Travel Limited (Taiwan)	Travel agency	Taiwan	70.0[1]	70.0[1]
Wincastle Travel (HK) Limited	Travel agency	Hong Kong	52.5[1]	52.5[1]

41 LIST OF SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES AS AT 30TH JUNE 2006

NAME OF COMPANY	COUNTRY OF INCORPORATION/ PRINCIPAL PLACE OF BUSINESS	GROUP'S EFFECTIVE INTEREST % 2006	2005
INACTIVE COMPANIES - ALL DIVISIONS			
Agri-Bio Corporation Sdn Bhd	Malaysia	100.0	100.0
Asia Power Systems Corporation	British Virgin Islands	^14.7[2]	^14.8[2]
Associated Tractors Sdn Bhd	Malaysia	100.0	71.7
ATSB (B) Sdn Bhd	Brunei	100.0[1]	71.7[1]
Bacini Cycles Pty Ltd	Australia	100.0[1]	100.0[1]
Barat Estates Sendirian Berhad	Malaysia	100.0	100.0
Beijing Sime Darby Consulting Services Company Limited	China	100.0[1]	100.0[1]
Calm Approach Investment, Ltd	British Virgin Islands	^5.9[2]	^6.0[2]
Century Batteries Sales (Malaysia) Sdn Bhd	Malaysia	99.6	94.2
Continental Cars Limited	New Zealand	100.0[1]	100.0[1]
Crescent Shipping Pte Ltd	Singapore	^29.4[2]	^29.6[2]
East West Insurance Company Limited	United Kingdom	79.2[2]	79.2[2]
Edible Products Limited	Singapore	100.0[1]	100.0[1]
Epic Products Berhad	Malaysia	100.0	100.0
ERF Man and Western Star (NZ) Limited	New Zealand	100.0[1]	100.0[1]
Esprit Aquaservices Sdn Bhd	Malaysia	-	51.1
Grand Seaway Ferries Inc	Philippines	^5.9[2]	^6.0[2]
Guangzhou Sime Darby Motor Enterprises Ltd	China	100.0[1]	100.0[1]
Guangzhou SimeWinner Motor Services Limited	China	60.0[1]	60.0[1]
Guangzhou Wallace Harper Motor Services Limited	China	100.0[1]	100.0[1]
Guardfire (Malaysia) Sdn Bhd	Malaysia	^30.0	^30.0
Hainan Sime Darby Motor Service Enterprises Company Limited	China	100.0[1]	100.0[1]
Jaya Logistics Pte Ltd	Singapore	^29.4[2]	^29.6[2]
Jaya Offshore (HK) Limited	Hong Kong	^29.4[2]	^29.6[2]
Jaya Pacific Line Pte Ltd	Singapore	^14.4[2]	^14.5[2]
Jaya Shipmanagement Pte Ltd	Singapore	^20.5[2]	^20.7[2]
Malaysia China-Hydro Sdn Bhd	Malaysia	70.0	70.0
MarketLink (M) Sdn Bhd	Malaysia	100.0	100.0
Milan Motors, Limited	Hong Kong	100.0[1]	100.0[1]
Mortlock Distributors Pty Ltd	Australia	100.0[1]	100.0[1]
Motion Smith Machinery (Shanghai) Co. Ltd	China	70.0[1]	70.0[1]
Palmerston North Motors Wholesale Limited	New Zealand	100.0[1]	100.0[1]
Puchong Quarry Sdn Bhd	Malaysia	85.4	85.4
Scandinavian Truck & Bus Sdn Bhd	Malaysia	100.0	71.7
SD Retread Systems, Inc	Philippines	^39.5[2]	^39.5[2]
Serapi Trading Sdn Bhd	Malaysia	-	51.1
Servitel Development Sdn Bhd	Malaysia	100.0	100.0
Shanghai SimeWinner Automobile Trading Company Limited	China	60.0[1]	60.0[1]
Sime Aerogreen Research Sdn Bhd	Malaysia	100.0	100.0
Sime Bow Motors (Guangzhou Free Trade Zone) Limited	China	100.0[1]	100.0[1]
Sime Coatings Sdn Bhd	Malaysia	100.0	100.0
Sime Consulting Sdn Bhd	Malaysia	100.0	100.0
Sime Cycle Australia Pty Ltd	Australia	100.0[1]	100.0[1]
Sime Darby Corporation (Africa) Sdn Bhd	Malaysia	100.0	100.0
Sime Darby Edible Products Tanzania Limited	Tanzania	100.0[1]	100.0[1]
Sime Darby Land (Johor) Sdn Bhd	Malaysia	100.0	100.0
Sime Darby Marine Sdn Bhd (formerly known as Mecomb Technologies Sdn Bhd)	Malaysia	70.0	70.0
Sime Darby Power Sdn Bhd (formerly known as Par Paints Sdn Bhd)	Malaysia	100.0	100.0
Sime Darby Services Limited	Hong Kong	100.0[1]	100.0[1]
Sime Darby Yangon Limited	Myanmar	100.0[2]	100.0[2]
Sime Energy Holdings Pte Ltd	Singapore	100.0[2]	100.0[2]
Sime Farms Sdn Bhd (formerly known as LangFish Sdn Bhd)	Malaysia	100.0	100.0
Sime Grove Apartments Pte Ltd	Singapore	100.0[1]	100.0[1]
Sime Health Limited	United States of America	100.0[1]	100.0[1]
Sime Healthcare Sdn Bhd	Malaysia	100.0	100.0
Sime Insurance Services Sdn Bhd	Brunei	100.0[1]	100.0[1]
Sime Latex Products Sdn Bhd	Malaysia	100.0	100.0
Sime LCP Power Company Limited	Thailand	100.0[2]	-
Sime Logistics Sdn Bhd	Malaysia	100.0	100.0
Sime Power Pte Ltd	Singapore	100.0[1]	100.0[1]
Sime Technology (Beijing) Company Limited	China	100.0[1]	100.0[1]
Sime Technology Ventures Sdn Bhd	Malaysia	100.0	100.0
Special Brand Sdn Bhd	Malaysia	100.0	-
SRIB (Far East) Pte Ltd	Singapore	100.0[1]	100.0[1]
Steelform Industries (Malaysia) Sdn Bhd	Malaysia	100.0	100.0
Surfactants (Malaysia) Sendirian Berhad	Malaysia	100.0	100.0
Tengah Estates Sendirian Berhad	Malaysia	100.0	100.0
Tennamaram Biomass Sdn Bhd	Malaysia	+70.0	+70.0
Tianjin Dong Hui Technical Services Company Limited	China	60.0[1]	60.0[1]
Tianjin Sime Winner Motors Trading Co Ltd	China	60.0[1]	60.0[1]
TMB Niaga Sdn Bhd	Malaysia	60.0	43.0
Tractors All Parts Sdn Bhd	Malaysia	100.0	71.7
Tractors Auto Components Sdn Bhd	Malaysia	100.0	71.7
Tractors Machinery International Pte Ltd	Singapore	100.0[1]	100.0[1]
Trans-Port Shipping Pte Ltd	Singapore	^8.2[2]	^8.3[2]
Universal Cars China Limited	Hong Kong	100.0[1]	100.0[1]
Verbena Pte Ltd	Singapore	^29.4[2]	^29.6[2]
Wuxi PAR Resources Coatings and Chemicals Company Limited	China	100.0[1]	100.0[1]
Xiamen Xiangyu Sime Darby CEL Machinery Trading Co Ltd	China	100.0[1]	100.0[1]
Xinet Pte Ltd	Singapore	^29.4[2]	^29.6[2]
Zhuhai Jaya Shipbuilding Co. Ltd	China	^20.5[2]	^20.7[2]

Notes:-

^ Associates of Sime Darby Berhad.

\# Listed on a stock exchange.

@[1] Tractors Malaysia Holdings Berhad, which is a subsidiary of Sime Darby, has a 49% equity interest in BMW Malaysia Sdn Bhd. Notwithstanding this, the investment in BMW Malaysia Sdn Bhd has been classified as an investment (and not as an associated company) in the accounts of the Tractors Group in view of the fact that the Tractors Group is entitled to receive an aggregate guaranteed dividend for the first five (5) years.

@[2] Continental Sime Tyre Sdn Bhd Group has been classified as an investment in the financial statements following the dilution of Sime Darby Berhad's equity interest in the Company from 49% to 30% and in view of the fact that Sime Darby Berhad is entitled to receive an aggregate guaranteed dividend.

\+ Jointly-controlled entity

1 Subsidiaries and associates which are audited by overseas firms associated with PricewaterhouseCoopers, Malaysia

2 Subsidiaries and associates which are audited by firms not associated with PricewaterhouseCoopers, Malaysia.

3 Subsidiaries and associates which have not appointed auditors.

Statement By Directors And Statutory Declaration

STATEMENT BY DIRECTORS

We, Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid and Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid, two of the Directors of Sime Darby Berhad, do hereby state that, in the opinion of the Directors, the financial statements set out on pages 58 to 112 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 30th June 2006 and of the results of the Group and of the Company and the cash flows of the Group and of the Company for the year ended on that date, in accordance with the Malaysian Accounting Standards Board approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

In accordance with a resolution of the Board of Directors
dated 29th August 2006

Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid
Chairman

Kuala Lumpur
29th August 2006

Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid
Group Chief Executive

STATUTORY DECLARATION

I, Sekhar Krishnan, the officer primarily responsible for the financial management of Sime Darby Berhad, do solemnly and sincerely declare that the financial statements set out on pages 58 to 112 are, to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

SUBSCRIBED AND SOLEMNLY DECLARED by the abovenamed Sekhar Krishnan, at Kuala Lumpur, Malaysia on 29th August 2006.

PESURUHJAYA SUMPAH
K. MARIASOOSAY
NO: W 344
MALAYSIA

K. Mariasoosay
Commissioner for Oaths (No. W344)
Kuala Lumpur

Sekhar Krishnan
(MIA 2337)
Group Chief Financial Officer

K. MARIASOOSAY
PESURUHJAYA SUMPAH
TINGKAT 3, WISMA YAKIN
JALAN MASJID INDIA
50100 KUALA LUMPUR

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
(AF 1146)
Chartered Accountants
11th Floor Wisma Sime Darby
Jalan Raja Laut
P O Box 10192
50706 Kuala Lumpur, Malaysia
Telephone +60 (3) 2693 1077
Facsimile +60 (3) 2693 0997

REPORT OF THE AUDITORS TO THE MEMBERS OF SIME DARBY BERHAD (COMPANY NO. 41759-M)

1. We have audited the financial statements set out on pages 58 to 112. These financial statements are the responsibility of the Company's Directors. It is our responsibility to form an independent opinion, based on our audit, on these financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility to any other person for the content of this report.

2. We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion:
   (a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and MASB approved accounting standards in Malaysia so as to give a true and fair view of:

      (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and
      (ii) the state of affairs of the Group and of the Company as at 30th June 2006 and of the results and cash flows of the Group and of the Company for the financial year ended on that date; and

   (b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

4. The names of the subsidiary companies of which we have not acted as auditors are indicated in Note 41 to the financial statements. We have considered the financial statements of these subsidiary companies and the auditors' reports thereon.

5. We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

6. The auditors' report on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under subsection 3 of Section 174 of the Act.

PricewaterhouseCoopers
(No. AF-1146)
Chartered Accountants

Lee Yoke Khai
(No. 1589/08/07 (J))
Partner of the firm

Kuala Lumpur
29th August 2006



LOCATION	TENURE	AREA	AGE OF BUILDING	DESCRIPTION	YEAR OF EXPIRY	NET BOOK VALUE RM '000
MALAYSIA						
Alor Gajah Industrial Estate, Northern District, Melaka	Leasehold	29,300 sq metres	26 years	Industrial Land & Building	2073	1,168
Atherton Estate (Salak), Siliau, Negeri Sembilan	Freehold	2,278 hectares		Rubber & Oil Palm Estate		28,665
Badenoch Estate, Kuala Ketil, Kedah	Freehold	1,525 hectares		Rubber & Oil Palm Estate		12,591
Bakar Arang Industrial Estates, Kedah	Leasehold	19,693 sq metres	29 years	Industrial Land & Factory Building	2075	1,678
Batu Ferringhi, Pulau Pinang	Freehold	190 sq metres	18 years	Residential Apartment		130
Bukit Cloh Estate, Jeram, Selangor	Freehold	2,035 hectares		Oil Palm Estate		39,798
Bukit Kiara, Kuala Lumpur	Leasehold	29 hectares		Land Held for Development	2051	340,849
Bukit Kiara, Kuala Lumpur	Leasehold	227 hectares	14 years	Golf & Country Club	2051	132,516
Bukit Paloh Estate, Paloh, Johor	Freehold	1,468 hectares		Oil Palm Estate		13,115
Bukit Paloh Scheme, Paloh, Johor	Freehold	556 hectares		Oil Palm Estate		10,600
Bukit Rajah Estate, Klang, Selangor	Freehold	2,089 hectares		Land Held For Township Development		188,312
Bukit Rajah Industrial Estate, Klang, Selangor	Leasehold	16,389 sq metres		Industrial Land	2088	1,570
CEP Niyor Estate, Kluang, Johor	Freehold/ Leasehold	1,554 hectares		Oil Palm Estate	2011	11,570
CEP Rengam Estate, Rengam, Johor	Freehold	3,089 hectares		Oil Palm Estate		26,711
Chan Wing Estate, Kluang, Johor	Freehold	2,603 hectares		Rubber & Oil Palm Estate		46,478
Craigielea Estate, Bukit Pasir, Johor	Freehold	2,337 hectares		Oil Palm Estate		18,089
Devon Estate (Kempas), Merlimau, Melaka	Freehold	1,750 hectares		Oil Palm Estate		41,208
Ellar Estate, Kluang, Johor	Freehold	937 hectares		Rubber & Oil Palm Estate		8,250
Fraser's Hill, Pahang	Leasehold	7,100 sq metres	20 years	Holiday Bungalow	2043	404
Gedong Estate, Bagan Serai, Perak	Freehold	1,344 hectares		Oil Palm Estate		11,486
Gunung Mas Estate, Bekok, Johor	Freehold	870 hectares		Oil Palm Estate		16,860
Hadapan Estate, Layang-Layang, Johor	Freehold	1,133 hectares	24 years	Oil Palm Estate & Buildings		16,817
Jalan 205, Petaling Jaya, Selangor	Leasehold	16,770 sq metres	26 years	Office, Workshop & Warehouse Complex	2055	2,319
Jalan 225, Petaling Jaya, Selangor	Leasehold	4,147 sq metres	24 years	Industrial Land & Building	2074	2,057
Jalan Acob Estate, Kapar, Selangor	Freehold	1,402 hectares		Land Held For Township Development		40,429
Jalan Apas, Tawau, Sabah	Leasehold	14,746 sq metres	26 years	Office, Workshop & Warehouse Complex	2925	679
Jalan Bersatu, Petaling Jaya, Selangor	Leasehold	10,062 sq metres	14 years	Office & Factory	2059	18,385
Jalan Gangsa, Pasir Gudang, Johor	Leasehold	42,700 sq metres	26 years	Office, Workshop, Warehouse Complex & Vacant Land	2038	1,184
Jalan Haji Salleh, Jalan Meru, Klang, Selangor	Freehold	2 hectares	11 years	Industrial Land & Building		6,667
Jalan Kemajuan, Petaling Jaya, Selangor	Leasehold	8,830 sq metres	44 years	Factory Land & Building	2059	2,490
Jalan Kemajuan, Petaling Jaya, Selangor	Leasehold	7,251 sq metres	42 years	Factory Land & Building	2059	3,207
Jalan Kenyalang, Kuala Kubu Bahru	Freehold	4,101 sq metres		Vacant homestead land		133
Jalan Kewajipan, Subang Jaya, Selangor	Leasehold	5,490 sq metres	14 years	Factory Building & Factory Office	2022	2,085
Jalan Labuk, Sandakan, Sabah	Leasehold	35,900 sq metres	26 years	Residential Land, Building & Commercial Office	2888	1,638
Jalan Lahat, Bukit Merah, Ipoh, Perak	Leasehold	17,376 sq metres	26 years	Office, Workshop & Warehouse Complex	2036	1,131
Jalan Lahat, Ipoh, Perak	Freehold	7,183 sq metres		Showroom		40
Jalan Mutiara, Taman Mutiara, Pontian, Johor	Freehold	143 sq metres	12 years	Single Storey Terrace House		83
Jalan Paku, Shah Alam, Selangor	Leasehold	1,774 sq metres	32 years	Industrial Land & Building	2068	232
Jalan Piasau, Miri, Sarawak	Leasehold	20,275 sq metres	26 years	Office, Workshop & Warehouse Complex	2028	1,098
Jalan Rasah, Seremban, Negeri Sembilan	Freehold	3.19 hectares	32 years	Vacant Land		2,822
Jalan Sesiku 15/2, Shah Alam, Selangor	Leasehold	66,331 sq metres	25 years	Industrial Land With Factory Building	2065	13,688
79, Jalan SS23/15, Taman Sea (Lot 3467), Selangor	Freehold	440 sq metres	9 years	Shophouse		7,818
Jalan Tampoi, Johor Bahru, Johor	Leasehold	39,893 sq metres	40 years	Factory Building	2025	457
Jalan Tandang, Petaling Jaya, Selangor	Leasehold	1.04 hectares	13 years	Industrial Land With Building	2066	19,733
Jalan Tandang, Petaling Jaya, Selangor	Leasehold	14 hectares	43 years	Land & Building	2065	68,647
Jalan Tuan Haji Said, Seremban, Negeri Sembilan	Freehold	7,103 sq metres		Land		208
Jalan Tuanku Abdul Rahman, Kuala Lumpur	Freehold	186 sq metres		Land & Building		1,372
Jalan Tuanku Abdul Rahman, Kuala Lumpur	Freehold	240 sq metres		Land & Building		627

LOCATION	TENURE	AREA	AGE OF BUILDING	DESCRIPTION	YEAR OF EXPIRY	NET BOOK VALUE RM '000
Jalan Tun Ismail, Bukit Tunku, Kuala Lumpur	Freehold	19,223 sq metres		Land & Building		35,113
Jasin/Pegoh Estate, Jasin, Melaka	Freehold	1,323 hectares		Rubber & Oil Palm Estate		7,488
Kali Malaya Estate, Paloh, Johor	Freehold	1,061 hectares		Oil Palm Estate		8,862
Kempas, Klebang Estate, Paloh, Johor	Freehold	2,473 hectares		Rubber & Oil Palm Estate		45,235
Kidurong Light Industrial Estate, Bintulu, Sarawak	Leasehold	10,704 sq metres	22 years	Workshop	2042	3,297
Kirby Estate, Labu, Negeri Sembilan	Freehold	1,572 hectares		Oil Palm Estate		6,630
Kompleks Kejuruteraan, Puchong, Selangor	Freehold	136,461 sq metres	8 years	Office, Workshop & Warehouse		85,689
Kulai Estate, Paloh, Johor	Freehold	2,051 hectares		Oil Palm Estate		31,516
9th Mile, Labuk Road, Sandakan Sabah	Leasehold	29 hectares		Vacant Land	2892	212
Layang Estate, Johor	Freehold	1,962 hectares		Oil Palm Estate		18,179
Lorong Then Kung Suk 4, Sibu, Sarawak	Leasehold	7,249 sq metres	17 years	Office, Workshop & Warehouse Complex	2046	3,586
Lot 24, Jalan U1/49, Seksyen U1, 40150 Shah Alam, Selangor	Freehold	2,081 sq metres	7 years	Land & Building		3,159
Lot 33, Jalan U1/46, Seksyen U1, 40150 Shah Alam, Selangor	Freehold	4,990 sq metres	3 years	Land & Building		12,862
Lot 65 & 66, Kawasan Perusahaan Senawang, Seremban, Negeri Sembilan	Leasehold	3.7 hectares	18 years	Factory, Warehouse & Office Complex	2073	1,825
Lot 73 & 74, Kawasan Perindustrian Senawang, Seremban, Negeri Sembilan	Leasehold	2,634 sq metres	23 years	Land & Building	2074	3,033
Lot 159 & 160, Jalan Parameswara, Melaka	Leasehold	8,000 sq metres	8 years	Commercial Land & Building	2080	73,767
Lot 305, Taman Pasir Putih, Mukim Plentong, Daerah Johor Bahru	Freehold	10.3 hectares		Land Held for Township Development		70,689
Lot 552, Batang Berjuntai, Selangor	Freehold	45,334 hectares		Industrial Land & Building		11,153
Lot 552, Batang Berjuntai, Selangor	Leasehold	45 sq metres	20 years	Land & Factory Building	2016	5,740
Lot 2026, Jalan Kewajipan, Subang Jaya, Selangor	Freehold	43,628 sq metres	14 years	Industrial Land & Factory Building		3,585
Lot 4243, Subang Jaya, Selangor	Freehold	1,600 sq metres		Hotel Site		347
Lot 6508, 6509 & 6510 Kapar, Klang, Selangor	Freehold	65,312 sq metres		Land		8,987
Lot 6508, 6509 & 6510 Kapar, Klang, Selangor	Freehold	45,155 sq metres		Industrial Land		6,213
Lot 8129, Wisma Subang Jaya, Subang Jaya, Selangor	Freehold	2,100 sq metres	9 years	Land & Building		17,455
Lot 41343, 41344 & 41345, Senai Land, Johor Bahru, Johor	Freehold	14,750 sq metres		Vacant Land		2,470
Lot PT 115 & 116, Mukim Cheras	Leasehold	2 hectares	23 years	Land & Building	2036	2,364
Lot PT 11101, Jalan Kewajipan, PSD Industrial Park, Subang Jaya	Freehold	101,099 sq metres	12 years	Industrial Land & Office Building		4,244
Lot PT 11101, Jalan Kewajipan, USJ 7, Selangor	Freehold	2,296 sq metres	8 years	Office Building		14,582
Lot PT 11101, Jalan Kewajipan, PSD Industrial Park, Subang Jaya	Freehold	4,897 sq metres	14 years	Factory Building		1,245
Lot PTB 20126, Township & District of Johor Bahru, Johor	Freehold	49,240 sq metres		Industrial Land		13,243
Mengaris Estate, Sandakan, Sabah	Leasehold	1,616 hectares		Oil Palm Estate	2887	30,168
Merlimau Estate, Merlimau, Melaka	Freehold	1,886 hectares		Oil Palm Estate		15,396
Midlands Estate (Seri Pulai), Kulai, Johor	Freehold	2,101 hectares		Oil Palm Estate		37,577
New Labu Estate, Nilai, Negeri Sembilan	Freehold	635 hectares		Rubber & Oil Palm Estate		4,557
Nova Scotia Estate (Seri Intan), Teluk Intan, Perak	Freehold	3,104 hectares		Oil Palm Estate		34,783
Parkland, Subang Jaya, Selangor	Leasehold	29 hectares		Parkland	2087	3,738
Pasir Gudang Industrial Estate, Johor	Leasehold	14 hectares	16 years	Industrial Land & Building	2045	22,231
Pasir Gudang Industrial Estate, Johor	Leasehold	2 hectares		Land & Building	2053	2,300
Pasir Gudang Industrial Estate, Johor	Leasehold	2 hectares		Land & Workshop	2053	863
Pasir Gudang Industrial Estate, Johor	Leasehold	4.05 hectares		Land & Building	2035	11,453
Pasir Gudang Industrial Estate, Johor	Leasehold	11 hectares		Land & Building	2023	22,570

LOCATION	TENURE	AREA	AGE OF BUILDING	DESCRIPTION	YEAR OF EXPIRY	NET BOOK VALUE RM '000
Pasir Gudang Industrial Estate, Johor	Leasehold	2.23 hectares		Land	2043	1,081
Pasir Gudang Industrial Estate, Johor	Leasehold	5,500 sq metres		Land & Building	2022	1,617
Pasir Gudang Industrial Estate, Johor	Leasehold	11 hectares	3 years	Land & Building	2023	35,410
Patani Para Estate, Kedah	Freehold	784 hectares		Rubber & Oil Palm Estate		7,175
Pilmoor Estate, Batu Tiga, Selangor	Freehold	405 hectares		Land Held for Township Development		80,162
Port Dickson Power Berhad, Jalan Seremban, Negeri Sembilan	Freehold	22 hectares	11 years	Industrial Building & Land		16,021
PT 5, Subang Jaya, Selangor	Freehold	4,700 sq metres		Vacant Land		1,523
PT 6, Subang Jaya, Selangor	Freehold	6,900 sq metres		Land Held For Township Development		2,221
PT 439 & 440 Mukim Padang Meha, Kulim, Kedah	Freehold	809,370 sq metres	10 years	Industrial Land & Building		55,929
Raja Musa Estate, Selangor	Freehold	1,207 hectares		Oil Palm Estate		23,558
Rawang Integrated Industrial Park, Rawang, Selangor	Freehold	9,290 sq metres	12 years	Factory/Industrial Land		2,556
Rubana Estate, Teluk Intan, Perak	Freehold	1,906 hectares		Oil Palm Estate		19,714
Sabrang Estate, Teluk Intan, Perak	Freehold	2,080 hectares		Oil Palm Estate		22,157
Section 16, Shah Alam, Selangor	Leasehold	3,995 sq metres	33 years	Office & Factory	2068	2,474
SEDCO Industrial Estate, Kota Kinabalu, Sabah	Leasehold	15,721 sq metres	2 years	Motor Vehicle Showroom & Service Centre	2034	4,717
Seduan Land District, Sibu, Sarawak	Leasehold	7,249 sq metres	17 years	Industrial Land & Building	2046	700
Segaliud Estate, Sandakan, Sabah	Leasehold	2,401 hectares		Oil Palm Estate	2886	36,745
Selangor River Estate, Bukit Rotan, Selangor	Freehold	1,735 hectares		Oil Palm Estate		33,885
Selatan Bahru Estate, Merlimau, Melaka	Freehold	1,062 hectares		Rubber & Oil Palm Estate		14,805
Semambu Industrial Estate, Kuantan, Pahang	Leasehold	26,305 sq metres	26 years	Office, Workshop & Warehouse Complex	2041	625
Sime UEP Centre, Subang Jaya, Selangor	Freehold	8,900 sq metres		Land		2,908
SJMC, Subang Jaya, Selangor	Freehold	25,119 sq metres	21 years	SJMC South Tower		34,888
SJMC, Subang Jaya, Selangor	Freehold	49,880 sq metres	13 years	Outpatient Centre & SJMC North Tower		48,414
Subang Jaya and Seafield Estate	Freehold	67 hectares		Land Held For Township Development		244,503
Sungei Buloh Estate, Bukit Rotan, Selangor	Freehold	2,587 hectares		Oil Palm Estate		18,455
Sungei Sekah, Hamilton & New Labu Estate, Negeri Sembilan	Freehold	700 hectares		Land Held For Township Development		55,683
Sungei Way Development Berhad, Lot 14198, Subang Jaya, Selangor	Freehold	3 hectares		Land Held For Township Development		16,094
Sungei Way Development Berhad, Lot 9609, Subang Jaya, Selangor	Freehold	1 hectare		Land Held For Township Development		1,580
Sungei Way Development Berhad, PT 12587 & 12590, Subang Jaya, Selangor	Freehold	5 hectares		Land Held For Township Development		23,820
Tali Ayer Estate, Bagan Serai, Perak	Freehold	2,260 hectares		Oil Palm Estate		23,155
Tali Ayer Estate, Bagan Serai, Perak	Freehold	186 hectares		Land Held For Township Development		7,151
Taman Perindustrian UEP, Subang Jaya, Selangor	Freehold	40.49 hectares		Land Held For Township Development		7,009
Tennamaram Estate, Batang Berjuntai, Selangor	Freehold	1,704 hectares		Oil Palm Estate		19,156
Tuaran Road, Likas, Kota Kinabalu, Sabah	Leasehold	11,007 sq metres	26 years	Office, Workshop & Warehouse Complex	2026	792
Tun Tan Siew Sin/ Sentosa Estate, Sandakan, Sabah	Leasehold	6,689 hectares		Oil Palm Estate	2888	84,358
Tunku/ Tigowis Estate, Sandakan, Sabah	Leasehold	5,277 hectares		Oil Palm Estate	2887	65,001
UEP Construction Sdn. Bhd. PT Lot 2533, Subang Jaya, Selangor	Freehold	7,170 sq metres	8 years	Carpark Building		4,832
UEP Construction Sdn. Bhd. PT Lot 2631, Subang Jaya, Selangor	Freehold	3,600 sq metres	8 years	Carpark Building		3,409
Wisma Consplant 1, Subang Jaya, Selangor	Freehold	677 sq metres	13 years	Twin Tower Office & Commerical Complex		44,940
Wisma Consplant 2, Subang Jaya, Selangor	Freehold	677 sq metres	20 years	Twin Tower Office & Commercial Complex		48,689

LOCATION	TENURE	AREA	AGE OF BUILDING	DESCRIPTION	YEAR OF EXPIRY	NET BOOK VALUE RM '000
SINGAPORE						
303 Alexandra Road	Leasehold	7,760 sq metres		Motor workshop & showroom	2047	31,769
305 Alexandra Road	Leasehold	6,931 sq metres		Motor workshop, showroom, office & storage	2057	93,666
315 Alexandra Road	Leasehold	7,720 sq metres	13 years	5 Storey Factory Building	2056	59,757
Benoi Sector, Singapore	Leasehold	67,347 sq metres	22 years	Workshop, Warehouse, Storage & Utility	2032	471
6, Chin Bee Avenue	Leasehold	11,729 sq metres	31 years	Single Storey Warehouse With Offices	2043	8,316
Chin Bee Cresent	Leasehold	4,900 sq metres	27 years	Single Storey Factory	2039	3,617
Chin Bee Drive	Leasehold	6,873 sq metres	26 years	Factory & Office Building	2034	3,245
3rd Chin Bee Road	Leasehold	4,950 sq metres	25 years	Factory & Office Building	2040	2,851
4th Chin Bee Road	Leasehold	15,355 sq metres	25 years	Factory & Office Building	2034	7,133
Jalan Boon Lay	Leasehold	30,865 sq metres	37 years	Industrial Land & Building	2029	1,539
Jurong Pier Road	Leasehold	16,456 sq metres	41 years	Workshop & Office Building	2026	5,373
Kampong Arang Road	Leasehold	8,357 sq metres	40 years	Motor Workshop, Showroom & Office Building	2034	5,643
Lot 676, Orange Grove Road	Leasehold	3,373 sq metres	13 years	Service Apartment Building	2092	68,854
6C, Orange Grove Road	Freehold	2,550 sq metres		Residential apartment for sale		70,616
Sime Darby Centre, Dunearn Road	Leasehold	13,089 sq metres	23 years	Commercial, Warehouse & Industrial Building	2008	140,169
Ubi Road 4	Leasehold	4,993 sq metres	16 years	Motor Workshop, Showroom & Office	2020	14,344
AUSTRALIA						
Alstonia Drive, Waipa, Queensland	Freehold	1,225 sq metres	10 years	Residential Building		648
Archer Drive, Moranbah, Queensland	Freehold	805 sq metres	24 years	Residential Building		266
Brown Street, Alice Springs, Northern Territory	Freehold	5 hectares	40 years	Industrial Building		760
Buckland Street, Biloela, Queensland	Freehold	698 sq metres	33 years	Residential Building		139
Carrington Road, Torrington, Queensland	Freehold	4 hectares	35 years	Industrial Building		2,981
Cnr Bussel Hway and Tunbridge, St Margaret River, Western Australia	Freehold	1 hectare	21 years	Motel Complex		4,417
Cnr Connors Road and Commercial Avenue, Paget, Mackay, Queensland	Freehold	3 hectares	21 years	Industrial Building		7,788
Cnr Kenny Street and Fearnley Street, Portsmith, Cairns, Queensland	Freehold	1 hectare	27 years	Industrial Building & Workshop		3,128
Cnr Woolcock Street and Blakey Street, Garbutt, Townsville, Queensland	Freehold	2 hectares	33 years	Industrial Building		1,603
37-41, Commercial Avenue, Mackay, Queensland	Freehold	4,506 sq metres	12 years	Industrial Land		7,190
Gladstone Facility	Leasehold		1 year	Industrial buildings	2008	100
Gregory Highway, Emerald, Queensland	Freehold	13 hectares	17 years	Industrial Building		1,151
Hay Street, Subiaco, Western Australia	Leasehold		15 years	Land & Building, Service Apartment	2021	1,792
Hay Street, Subiaco, Western Australia	Freehold	84 sq metres	15 years	Land & Building, Service Apartment		541
Hill Road, Homebush Bay	Leasehold	1,085 sq metres	8 years	Office Building & Warehouse	2007	97
Kerry Road, Archerfield, Queensland	Freehold	13 hectares	61 years	Industrial Building		25,231
Kolongo Crescent, Kalkadoon, Mt Isa, Queensland	Freehold	3 hectares	29 years	Miner's Homestead		2,841
Port Curtis Road, Rockhampton, Queensland	Freehold	35 hectares	33 years	Office Building		9,956
Vasse Highway, Pemberton, Western Australia	Freehold	116.2 hectares	21 years	Resort Complex		10,819
Wishart Road, Berrimah, Darwin, Northern Territory	Freehold	1 hectare	3 years	Industrial Building		8,267

LOCATION	TENURE	AREA	AGE OF BUILDING	DESCRIPTION	YEAR OF EXPIRY	NET BOOK VALUE RM '000
CHINA						
Castle Peak Road, Tsuen Wan, New Territories, Hong Kong	Leasehold	14,586 sq metres	33 years	6 Storey Motor Service Centre With Vehicular Lifts	2047	16,083
District No.18 Shunde Beijiao, Economic Industrial Area	Leasehold	2,723 sq metres	10 years	Single Storey Heavy Equipment Service Centre	2045	3,920
8 Fuk Wang Street, Yuen Long Industrial Estate, Yuen Long, New Territories Hong Kong	Leasehold	13,039 sq metres	11 years	Industrial Building & Service Centre For Heavy Equipment	2047	23,413
Hai Yu Zhong Xian Road, Xinying District, Haikou, Hainan	Leasehold	4,251 sq metres	11 years	Single Storey Motor Service Centre	2070	963
Hanting, Shandung Province	Leasehold			Water reservoir & water treatment plant	2056	1,425
Kailey Industrial Centre, Fung Yip Street, Chai Wan, Hong Kong	Leasehold	9,456 sq metres	15 years	Industrial Building For Motor Service Centre	2047	24,168
Ma Que Ling Industrial Zone, Shennan Road, Nan Shan District, Shenzhen	Leasehold	23,379 sq metres	11 years	8-Storey Industrial Building For Motor Service Centre	2022	19,332
Matauwei Road, Tokwawan, Kowloon, Hong Kong	Leasehold	14,852 sq metres	43 years	11 Storey Motor Service Centre With Showroom & Petrol Filling Station	2035	23,560
Naihai Roa, Haikou Province	Leasehold	10,631 sq metres		Workshop & showroom	2059	9,949
North Side, Chongkou Cun, Guongzhou	Leasehold	3,647 sq metres	8 years	Motor Service Centre & Showroom	2032	3,871
Oriental Centre, Chatham Road, Kowloon, Hong Kong	Leasehold	702 sq metres	33 years	Commercial Building For Office Usage	2038	7,580
Rua Dos Pescadores, Macau	Leasehold	4,807 sq metres	40 years	5 Storey Motor Service Centre With Vehicular Lifts	2015	1,163
South Side, West Railway Station, Shenzhen City, Shenzhen	Leasehold	6,850 sq metres	2 years	Workshop	2015	572
74, Tianshan Road, Shantou City, Guangdong	Leasehold	3,176 sq metres	2 years	Motor vehicle service centre	2022	4,722
3/F & 4/F, Topsail Plaza II, On Sum Street, Shatiu New Territories, Hong Kong	Leasehold	6,866 sq metres	11 years	Industrial Building For Motor Service Centre	2047	61,311
Yangzi Town, Hanting District	Leasehold	14,528 sq metres		Warehouse, hostel, office and factory	2051	10,490
Yangzi Town, Hanting District	Leasehold	276,111 sq metres	5 years	Port	2051	47,750
26-28, (Yanjadi) Southern Section of Xiyuan Road Kunming	Leasehold	5,258 sq metres	3 years	Workshop	2023	2,632
Yuen Long, New Territories, Hong Kong	Leasehold	38,809 sq metres	13 years	Agricultural Lots	2047	7,761
THAILAND						
Charan Sanit Wong	Leasehold	1,604 sq metres	2 years	Land & Building	2013	1,254
Charan Sanit Wong	Leasehold	163 sq metres	15 years	Rent Land	2019	3,983
Charoen Nakhon	Leasehold	5,649 sq metres	2 years	Land & Building	2024	7,414
Laem Chabang Power Co, Ltd, Sukhumvit Road, Chonburi	Leasehold	50,601 sq metres	6 years	Land & Building	2027	16,743
Lardkrabang 1 & 2, Bangkok	Leasehold	4,168 sq metres		Land	2019	1,145
Minburi, Bangkok	Leasehold	4,108 sq metres		Land	2019	1,029
Pak Nam, Samutprakarn	Freehold	3,200 sq metres		Land		3,318
Phetkasem Road, Bangkok	Leasehold	4,412 sq metres		Land	2023	3,081
Phuket	Leasehold	1,602 sq metres	5 years	Showroom, Workshop & Office	2010	31
Poochaosamingprai Road, Phrapradaeng, Samutprakarn	Freehold	13,112 sq metres	20 years	Land & Building		31,818
Ramintra, Bkkt	Leasehold	800 sq metres	5 years	Showroom, Workshop & Office	2017	2,275
Samutprakarn Province	Freehold	39,140 sq metres	2 years	Land & Building		11,010
Sapansoong 1, Bangkok	Leasehold	6,632 sq metres		Land	2020	274
Sapansoong 2, Bangkok	Leasehold	8,056 sq metres		Land	2020	1,153
Soi Sukhumvit 26, Bangkok	Freehold	488 sq metres	21 years	Land & Building		1,672
Srinakarim Road, Bangkok	Leasehold	8,897 sq metres	10 years	Land & Building	2025	1,601
211 Sukhumvit Rd, Bangkok	Leasehold	2,500 sq metres		Workshop	2018	286
420 Sukhumvit 71 Rd, Bangkok	Leasehold	770 sq metres		Workshop	2007	9
Suksawat	Leasehold	732 sq metres	3 years	Land & Building	2009	55
T.Bangtorud A.Muang, Samutsakorn	Freehold	65,583 sq metres		Land		2,880

LOCATION	TENURE	AREA	AGE OF BUILDING	DESCRIPTION	YEAR OF EXPIRY	NET BOOK VALUE RM '000
PAPUA NEW GUINEA						
Allotment 46, Karimata Street, Lae	Leasehold	1,040 sq metres	38 years	Duplex Property	2068	52
Allotment 77, Hibiscus Avenue, Lae	Leasehold	1,391 sq metres	43 years	Residential Building	2057	47
Cnr Milford Haven Road and Malaita Street, Lae	Leasehold	2 hectares	55 years	Sales, Service & Parts Facility	2050	7
Spring Gardens Road, Hohola, Port Moresby	Leasehold	3 hectares	35 years	Office Building	2070	1,726
SOLOMON ISLAND						
Allotment 21, Panatina Village, Honiara	Leasehold	2,828 sq metres	23 years	Residential Building	2050	27
Allotment 22, Panatina Village, Honiara	Leasehold	1,812 sq metres	23 years	Residential Building	2050	27
Allotment 23, Panatina Village, Honiara	Leasehold	1,320 sq metres	23 years	Residential Building	2050	29
Honiara Facility, Guadalcanal Island	Leasehold	2 hectares	23 years	Industrial Property	2031	147
NEW ZEALAND						
21 Great South Road, New Market, Auckland	Leasehold	1,485 sq metres	9 years	Showroom & Workshop	2014	1,735
30 Great South Road, New Market, Auckland	Leasehold	1,012 sq metres		Land	2013	178
38 Great South Road, New Market, Auckland	Freehold	1,518 sq metres	7 years	Showroom & Workshop		7,071
40-46 Great South Road, New Market, Auckland	Leasehold	2,880 sq metres	5 years	Showroom & Admin Block	2022	8,190
82, Great South Road, New Market, Auckland	Leasehold	1,763 sq metres	6 years	Showroom	2028	330
229-233, Great South Road, New Market, Auckland	Leasehold	2,740 sq metres		Showroom & Workshop	2025	5,678
233-237, Great South Road, New Market, Auckland	Leasehold	4,205 sq metres	25 years	Showroom	2015	3,375
327, Lake Road, New Market, Auckland	Leasehold	2,045 sq metres		Showroom & Workshop	2012	839
445, Lake Road, Takapuna	Leasehold	6,770 sq metres	51 years	Showroom & Workshop	2020	1,927
Malden Street, Palmerston North	Freehold	3.1 hectares		Land & Building		17,374
3 Mauranui Ave, New Market, Auckland	Leasehold	1,478 sq metres	9 years	Office & Warehouse	2026	2,372
7 Mauranui Ave, Epsom, Auckland	Leasehold	1,277 sq metres	20 years	Workshop & Parts Department	2026	745
9-11 Mauranui Ave, Epsom, Auckland	Leasehold	602 sq metres	19 years	Workshop & Parts	2008	2,848
7-9, Silverfield, Glenfield	Freehold	1,724 sq metres	41 years	Vehicle Trade Parts and Service Centre		1,850
32 Vestey Drive, Mt Wellington	Leasehold	3,767 sq metres		Office & Warehouse	2014	2,252
187, Wairau Road	Leasehold	1,143 sq metres	31 years	Used Vehicle Sales Showroom	2014	118
OTHERS						
Binh Duong, Vietnam	Leasehold	7,500 sq metres	2 years	Building	2054	2,589
Bognor Regis, UK	Freehold	48,562 sq metres	13 years	Investment Land and Building		19,271
Bognor Regis, UK	Freehold	218,530 sq metres		Investment Land		34,811
5 Duy Tan Street, Vung Tau, Vietnam	Leasehold	6,123 sq metres	11 years	Service Apartment	2030	12,175
Jalan Raya Jakarta-Bogor Km 26, Jakarta, Indonesia	Leasehold	60,000 sq metres	35 years	Factory & Office	2022	3,398
Kecamatan Parindu Sanggau, Kalimantan, Indonesia	Leasehold	10,715 hectares		Planted Land	2030	40,100
Kouaoua, New Caledonia	Freehold	2 hectares	13 years	Residential Building		8
Lot 69, Beribi Industrial Estate, Bandar Seri Begawan, Brunei	Leasehold	1,638 hectares	7 years	Office, Service Centre & Warehouse	2009	636
Makati, Metro Manila	Leasehold	10,000 sq metres	47 years	Office Complex & Warehouse	2026	-
50 Wynnstay Gardens, Kensington, England	Leasehold	171 sq metres		4 Bedroom Residential Flat	2985	1,130

The Sime Darby Management Team As At October 2006

Sime Darby's size, business diversity and geographical spread make it necessary to strike a balance between independent corporate autonomy and Group direction and control. This vital balance is achieved by the application of basic management principles coupled with hard work, sound planning and a management structure developed to suit the Group's immediate and long-term objectives.

While the management team forms the operational base of each division within the Group, the divisional directors form the nucleus of the Group management team, which in effect manages the operations of the Group. The continuity of operational management control and information flows up from the subsidiary company operations to the Group Management Committee and back down again to the subsidiary companies.

Members of the Sime Darby Management Team

- **Dato' Ahmad Zubir bin Haji Murshid**
  Group Chief Executive of Sime Darby Berhad

- **Sekhar Krishnan**
  Group Chief Financial Officer of Sime Darby Berhad

- **Nancy Yeoh Poh Yew**
  Group Secretary and Group Tax Controller of Sime Darby Berhad

- **Martin Giles Manen**
  Director of Business Development of Sime Darby Berhad and Divisional Director of the Group's Allied Products & Services division

- **Azhar bin Abdul Hamid**
  Managing Director of Sime Plantations Sdn. Bhd. and Divisional Director of the Group's Plantations division

- **Jauhari bin Hamidi**
  Managing Director of Sime UEP Properties Berhad and Divisional Director of the Group's Property division

- **Yip Jon Khiam**
  Divisional Director of the Group's Motor Vehicle division

- **Mohamad Shukri bin Baharom**
  Managing Director of Sime Engineering Services Berhad and Divisional Director of the Group's Energy & Utilities division

- **Scott Cameron**
  Managing Director of Hastings Deering (Australia) Limited and Divisional Director of the Group's Heavy Equipment Distribution operations in Australia, Papua New Guinea, Solomon Islands and New Caledonia

Class of Shares : Ordinary shares of RM0.50 each
Voting Rights : One vote per ordinary share

Size of Holdings	No. of Shareholders	% of Shareholders	No. of Shares Held	% of Issued Capital
Less than 100	740	2.71	22,817	0.00
100 to 1,000	7,516	27.50	5,927,524	0.24
1,001 to 10,000	14,173	51.86	56,848,577	2.31
10,001 to 100,000	4,180	15.30	117,221,883	4.75
100,001 to less than 5% of issued capital	717	2.62	945,154,486	38.33
5% and above of issued capital	3	0.01	1,340,634,387	54.37
Total	27,329	100.00	2,465,809,674	100.00

Classification of Shareholders	No. of Shareholders	% of Shareholders	No. of Shares Held	% of Issued Capital
Individuals	18,105	66.25	111,897,972	4.54
Banks/Finance Companies	62	0.22	630,755,244	25.58
Investment Trusts/Foundation/Charities	11	0.04	482,497	0.02
Other Types of Companies	836	3.06	66,875,080	2.71
Government Agencies/Institutions	13	0.05	20,108,226	0.82
Nominees Companies	8,302	30.38	1,635,690,655	66.33
Total	27,329	100.00	2,465,809,674	100.00

Directors' Interests as per the Register of Directors' Shareholdings

Name of Director	No. of Shares Held	% of Issued Capital
In the Company		
Ordinary shares of RM0.50 each		
Datuk Khatijah binti Ahmad	10,000	*
Michael Wong Pakshong	65,000	*
Options over shares		
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	302,000	
In Subsidiary Companies		
Sime Engineering Services Berhad		
Ordinary shares of RM0.50 each		
Michael Wong Pakshong	10,000	*
Kuala Lumpur Golf & Country Club Berhad		
Participatory interest	Type of membership	
Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid	Honorary	
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya	Honorary	
Tan Sri Abu Talib bin Othman	Honorary	
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali	Honorary	
Datuk Khatijah binti Ahmad	Honorary	
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	Honorary	

* less than 0.01%

Save as disclosed above, none of the other Directors of the Company has any interest, direct or indirect, in shares in the Company or in shares in, debentures of or participatory interest made available by, a related corporation.



30 Largest Shareholders as per the Register of Members and the Record of Depositors

	Name of Shareholder	No. of Shares Held	% of Issued Capital
1	Amanah Raya Nominees (Tempatan) Sdn Bhd for Skim Amanah Saham Bumiputera	843,233,732	34.20
2	Employees Provident Fund Board	367,262,755	14.89
3	Permodalan Nasional Berhad	130,137,900	5.28
4	Lembaga Tabung Haji	50,572,420	2.05
5	Valuecap Sdn Bhd	48,136,900	1.95
6	Malaysia Nominees (Tempatan) Sendirian Berhad for Great Eastern Life Assurance (Malaysia) Berhad (PAR 1)	46,001,093	1.87
7	HSBC Nominees (Asing) Sdn Bhd for EXEMPT AN for JPMorgan Chase Bank, National Association (U.S.A.)	40,951,922	1.66
8	Cartaban Nominees (Asing) Sdn Bhd for SSBT Fund GB01 for Harbor International Fund	38,500,000	1.56
9	Bumiputra-Commerce Nominees (Tempatan) Sdn Bhd for Pledged Securities Account for Anglo-Oriental (Annuities) Sdn Bhd (201 JTRK)	38,230,000	1.55
10	Kumpulan Wang Amanah Pencen	20,897,900	0.85
11	Amanah Raya Nominees (Tempatan) Sdn Bhd for Amanah Saham Malaysia	19,322,500	0.78
12	Amanah Raya Nominees (Tempatan) Sdn Bhd for Amanah Saham Didik	17,953,500	0.73
13	HSBC Nominees (Asing) Sdn Bhd for EXEMPT AN for J.P. Morgan Bank Luxembourg S.A.	14,884,600	0.60
14	Cartaban Nominees (Tempatan) Sdn Bhd for Amanah SSCM Nominees (Tempatan) Sdn Bhd for Employees Provident Fund Board (JF404)	12,000,000	0.49
15	Citigroup Nominees (Asing) Sdn Bhd for Mellon Bank, N.A. for Commonwealth of Pennsylvania Public School Employees Retirement System	11,777,900	0.48
16	HSBC Nominees (Asing) Sdn Bhd for EXEMPT AN for JPMorgan Chase Bank, National Association (U.A.E.)	11,001,027	0.45
17	Citigroup Nominees (Asing) Sdn Bhd for Mellon Bank, N.A. for the Boston Company Pooled Employees Fund	10,747,600	0.44
18	Citigroup Nominees (Tempatan) Sdn Bhd for EXEMPT AN for Prudential Assurance Malaysia Berhad	10,409,600	0.42
19	Amanah Raya Nominees (Tempatan) Sdn Bhd for Amanah Saham Wawasan 2020	10,394,700	0.42
20	Cartaban Nominees (Asing) Sdn Bhd for Investors Bank and Trust Company for Ishares, Inc.	10,368,400	0.42
21	HSBC Nominees (Asing) Sdn Bhd for EXEMPT AN for JPMorgan Chase Bank, National Association (U.K.)	10,302,986	0.42
22	Citigroup Nominees (Asing) Sdn Bhd for Mellon Bank, N.A. for MPAM Emerging Markets Fund	10,253,800	0.42
23	HSBC Nominees (Asing) Sdn Bhd for BNY Brussels for Dreyfus Premier Emerging Markets Fund	9,860,300	0.40
24	HSBC Nominees (Tempatan) Sdn Bhd for Nomura Asset Management SG for Employees Provident Fund	9,705,100	0.39
25	HSBC Nominees (Asing) Sdn Bhd for TNTC for United Nations Joint Staff Pension Fund	8,000,000	0.32
26	Menteri Kewangan Malaysia for Section 29 (SICDA)	7,986,413	0.32
27	Cartaban Nominees (Asing) Sdn Bhd for Investors Bank and Trust Company for Lloyd George Emerging Markets Fund LLC	7,475,800	0.30
28	HSBC Nominees (Asing) Sdn Bhd for TNTC for LG Emerging Markets Fund	7,358,100	0.30
29	Malaysia Nominees (Tempatan) Sendirian Berhad for Great Eastern Life Assurance (Malaysia) Berhad (PAR 2)	7,350,000	0.30
30	HSBC Nominees (Asing) Sdn Bhd for BBH and Co. Boston for Vanguard Emerging Markets Stock Indexfund	7,147,300	0.29
	Total	1,838,224,248	74.55

Substantial Shareholders as per the Register of Substantial Shareholders

Name of Substantial Shareholder	No. of Shares Held or Beneficially Interested in	% of Issued Capital
Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	840,983,732	34.11
Employees Provident Fund Board	408,824,005	16.58
Permodalan Nasional Berhad	130,137,900	5.28
Yayasan Pelaburan Bumiputra, indirect interest held through Permodalan Nasional Berhad	130,137,900	5.28

Financial Calendar & Share Price Movement

Financial Calendar

Results

First quarter	–	announced	29th November 2005
Second quarter	–	announced	28th February 2006
Third quarter	–	announced	30th May 2006
Fourth quarter	–	announced	29th August 2006

Dividends

Interim	–	record date	21st April 2006
	–	paid	19th May 2006
Final (proposed)	–	record date	17th November 2006
	–	payable	15th December 2006

Annual General Meeting 7th November 2006

Stock Exchange Listing

Bursa Malaysia Securities Berhad
Trading Name : SIME
Stock Code : 4197

Share Prices On Bursa Malaysia Securities Berhad

	Calendar Year					Six Months to 30th June
	2001	2002	2003	2004	2005	**2006**
Highest – RM	5.20	5.60	5.45	6.20	6.65	**6.30**
Lowest – RM	3.60	4.72	4.78	4.98	5.30	**5.30**

Share Prices And Trading Volumes On Bursa Malaysia Securities Berhad


7
6
5
4
3
2
0
Average share price (RM)
Volume per month ('000)
50,000
40,000
30,000
20,000
10,000
0
33546.3
28708.8
28544.9
29303.1
31582.6
31073.1
27108.8
26968.8
35175.0
31356.2
46573.0
40978.3
JULY
AUG
SEPT
OCT
NOV
DEC
JAN
FEB
MAR
APR
MAY
JUNE
2005
2006

(This page has been intentionally left blank)



Sime Darby Berhad

(Company No. 41759-M)
(Incorporated in Malaysia)

FORM OF PROXY

I/We..
(FULL NAME IN BLOCK LETTERS)

of ....Telephone No. ....
being a member/members of Sime Darby Berhad hereby appoint *the Chairman of the Meeting, or

....**and/or...
as my/our proxy/proxies to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Ballroom 3, First Floor, Sime Darby Convention Centre, No. 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur, Malaysia on Tuesday, 7th November 2006 and at any adjournment thereof.

Resolution		For	Against
No. 1	Receipt of Annual Report and Financial Statements		
No. 2	Declaration of Final Dividend		
No. 3	Increase of Non-Executive Directors' Remuneration		
No. 4	Re-appointment of Directors Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya		
No. 5	Michael Wong Pakshong		
No. 6	Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali		
No. 7	Election of Directors Dato' Mohamed bin Sulaiman		
No. 8	Datuk Seri Panglima Andrew Sheng Len Tao		
No. 9	Re-election of Directors Datuk Khatijah binti Ahmad		
No. 10	Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid		
No. 11	Re-appointment of Auditors		
No. 12	Authorisation for Directors to Allot and Issue Shares		
No. 13	Proposed Share Buy-back		
No. 14	Proposed Shareholders' Mandate for Recurrent Related Party Transactions		

The proportion of my/our holding to be represented by my/our proxies are as follows:-

	Number of shares
First proxy	
Second proxy	
Total	

Date...2006 Signature..

* If you do not wish to appoint the Chairman of the Meeting as your proxy/one of your proxies, please strike out the words "the Chairman of the Meeting" and insert the name(s) of the proxy/proxies you wish to appoint in the blank space provided.

** Please delete as applicable.

Notes

1. This proxy form, duly signed, must be deposited at the office of the Share Registrar of the Company listed on the reverse side of this form not less than 48 hours before the time fixed for the meeting.
2. A corporation must complete this proxy form under its common seal or under the hand of a duly authorised officer or attorney. A proxy need not be a member of the Company. Where a member appoints more than one (1) proxy, the appointment shall be invalid unless he specifies the proportion of his shareholdings to be represented by each proxy. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.
3. The signature of any joint holder is sufficient.
4. Unless voting instructions are indicated in the spaces provided above, the proxy may vote as he thinks fit.

Fold Here

THE SHARE REGISTRAR

Epsilon Registration Services Sdn Bhd
312, 3rd Floor, Block C Kelana Square,
17, Jalan SS 7/26,
47301 Petaling Jaya,
Selangor Darul Ehsan,
Malaysia.

Fold Here



THIS STATEMENT / CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred all your ordinary shares of RM0.50 each in Sime Darby Berhad (Company No.: 41759-M), you should at once hand this Statement / Circular and the 2006 Annual Report to the purchaser or the stockbroker, bank or agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

Bursa Malaysia Securities Berhad has not perused the Share Buy-Back Statement prior to its issuance and takes no responsibility for the contents of this Statement / Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Statement / Circular.


Sime
Darby



Sime Darby Berhad

(Company No.: 41759-M)
(Incorporated in Malaysia)

PART A

SHARE BUY-BACK STATEMENT

IN RELATION TO THE

PROPOSED RENEWAL OF THE AUTHORISATION FOR SIME DARBY BERHAD TO PURCHASE ITS OWN SHARES

PART B

CIRCULAR TO SHAREHOLDERS

IN RELATION TO THE

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

The ordinary resolutions in respect of the above proposals will be tabled at the 28th Annual General Meeting of the Company. The notice of the 28th Annual General Meeting of the Company together with the Form of Proxy are set out in the 2006 Annual Report of the Company despatched together with this Statement / Circular.

The Form of Proxy should be completed and returned in accordance with the instructions printed thereon as soon as possible and in any event, must be deposited at the office of the Share Registrar of the Company, Epsilon Registration Services Sdn Bhd at 312, 3rd Floor, Block C, Kelana Square, 17 Jalan SS7/26, 47301 Petaling Jaya, Selangor Darul Ehsan, Malaysia not later than forty-eight (48) hours before the time fixed for the Annual General Meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently decide to do so.

Last date and time for lodging of Form of Proxy	:	Sunday, 5th November 2006 at 11.30 a.m.
Date and time of Annual General Meeting	:	Tuesday, 7th November 2006 at 11.30 a.m.
Venue of Annual General Meeting	:	Ballroom 3, First Floor, Sime Darby Convention Centre, No. 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur, Malaysia

This Statement / Circular is dated 12th October 2006

Except where the context otherwise requires, the following definitions *(in alphabetical order)* shall apply throughout this Circular *(definitions denoting the singular number shall also include the plural number and vice versa, where applicable)*:

"Act"	:	Companies Act, 1965, as amended from time to time
"AGM"	:	Annual General Meeting of Sime Darby
"Board"	:	Board of Directors of Sime Darby
"Bursa Securities"	:	Bursa Malaysia Securities Berhad (635998-W)
"Code"	:	Malaysian Code on Take-Overs and Mergers, 1998, as amended from time to time
"Director"	:	As defined in Section 4 of the Act and for the purposes of the Proposed Shareholders' Mandate, includes any person who is or was within the preceding twelve (12) months of the date on which the terms of the transaction were agreed upon, a Director or the Chief Executive Officer of a company in the Sime Darby Group
"EPS"	:	Earnings per share
"Executive Director"	:	A natural person who holds a directorship in a full time executive capacity on the Board and is on the payroll of the Company
"Listing Requirements"	:	The Listing Requirements of Bursa Securities and any amendments made thereto from time to time
"Major Shareholder"	:	A person who has an interest or interests in one (1) or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in that company. For the purposes of the Proposed Shareholders' Mandate, this includes any person who is or was within the preceding twelve (12) months of the date on which the terms of the transaction were agreed upon, a major shareholder of Sime Darby as defined above (or any other company which is a subsidiary or holding company of Sime Darby). For the purpose of this definition, "interest in shares" shall have the meaning given in Section 6A of the Act
"Person(s) Connected"	:	As defined in Chapter 1 Paragraph 1.01 of the Listing Requirements
"PNB"	:	Permodalan Nasional Berhad (38218-X)
"Proposal(s)"	:	Proposed Share Buy-Back and/or Proposed Shareholders' Mandate
"Proposed Share Buy-Back"	:	Proposed renewal of the authorisation for Sime Darby to buy-back and hold not more than 10% of the issued and paid-up share capital of the Company

"Proposed Shareholders' Mandate"	:	Proposed shareholders' mandate for the Sime Darby Group to enter into recurrent Related Party Transactions of a revenue or trading nature which are necessary for the Sime Darby Group's day-to-day operations and are in the ordinary course of business of the Group
"Related Party"	:	A Director, Major Shareholder or a Person Connected with such Director or Major Shareholder
"Related Party Transaction"	:	A transaction entered into by the Sime Darby Group which involves the interests, direct or indirect, of a Related Party
"RM" and "sen"	:	Ringgit Malaysia and sen, respectively
"Sime Darby" or "the Company"	:	Sime Darby Berhad (41759-M)
"Sime Darby Group" or "the Group"	:	Sime Darby and its subsidiary companies, collectively
"Sime Darby Share(s)" or "Shares"	:	Ordinary share(s) of RM0.50 each in Sime Darby

CONTENTS

PART A | **Page**

STATEMENT IN RELATION TO THE PROPOSED SHARE BUY-BACK CONTAINING

PART B

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSED SHAREHOLDERS' MANDATE CONTAINING

PART A

STATEMENT IN RELATION TO
THE PROPOSED RENEWAL OF THE AUTHORISATION FOR
SIME DARBY BERHAD TO PURCHASE ITS OWN SHARES



Sime Darby Berhad
(Company No.: 41759-M)
(Incorporated in Malaysia)

STATEMENT IN RELATION TO THE PROPOSED RENEWAL OF THE AUTHORISATION FOR SIME DARBY BERHAD TO PURCHASE ITS OWN SHARES

1. INTRODUCTION

At the AGM held on 25th October 2005, the Company had obtained from its shareholders, the authorisation for the Company to purchase up to 10% of the issued and paid-up share capital of Sime Darby. The said authorisation shall, in accordance with the Listing Requirements, expire at the conclusion of the forthcoming AGM which will be held on 7th November 2006.

On 29th August 2006, the Company announced that it proposes to seek the renewal of its shareholders' authorisation for the Proposed Share Buy-Back at the forthcoming AGM.

The authority from shareholders, if renewed, shall be effective upon the passing of the ordinary resolution for the Proposed Share Buy-Back at the forthcoming AGM, up to the conclusion of the 2007 AGM of Sime Darby, or the expiry of the period within which the 2007 AGM is required by law to be held, at which time the resolution shall lapse, or revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting, whichever occurs first.

2. RATIONALE FOR THE PROPOSAL

The Proposed Share Buy-Back will enable the Company to utilise any of its surplus financial resources which is not immediately required for other purposes, to purchase its own shares from the market. The Proposed Share Buy-Back may stabilise the supply and demand of Sime Darby Shares traded in the open market and thereby support its fundamental value.

Further, if the Sime Darby Shares bought back by the Company are subsequently cancelled, shareholders may enjoy an increase in the value of their investment in the Company due to the increase in the net EPS of Sime Darby as a result of the reduction in the issued and paid-up share capital of the Company as described in Section 5.1 below. The Board would also have an opportunity to distribute any Sime Darby Shares held as treasury shares as share dividends and/or resell the treasury shares at a higher price, thereby making an exceptional gain for the Company without affecting the total issued and paid-up share capital of the Company.

3. FUNDING

An amount not exceeding a total of RM1 billion, out of the Company's retained profits and share premium account will be allocated for the Proposed Share Buy-Back. Based on the Company's latest audited financial statements for the financial year ended 30th June 2006, the Company's retained profits and share premium account stood at RM1,017.9 million and RM3,053.3 million respectively. The retained profits and share premium account of the Company based on its latest unaudited management accounts as at 31st August 2006 were RM1,014.9 million and RM3,054.3 million respectively.

The Proposed Share Buy-Back, if implemented, will be funded by internally generated funds of the Group. The Proposed Share Buy-Back will reduce the cash of the Sime Darby Group by an amount dependent on the purchase price of Sime Darby Shares and the actual number of Sime Darby Shares bought back.

4. POTENTIAL ADVANTAGES AND DISADVANTAGES OF THE PROPOSAL

The financial resources of the Sime Darby Group may increase if the purchased Sime Darby Shares held as treasury shares are resold at prices higher than their purchase price. Other advantages of the Proposed Share Buy-Back are outlined in Section 2 of this Statement.

However, the Proposed Share Buy-Back, if implemented, would reduce the financial resources of the Group, which may result in the Company having to forgo other feasible investment opportunities that may emerge in the future or, at the least, deprive the Company and the Group of interest income that can be derived from funds utilised for the Proposed Share Buy-Back. The Proposed Share Buy-Back would also reduce the amount of resources available for distribution in the form of dividends to the shareholders of Sime Darby.

Nevertheless, the Board will be mindful of the interests of the Company, the Group and the shareholders in implementing the Proposed Share Buy-Back and, if the shares are later resold, the sale of the shares.

5. FINANCIAL EFFECTS OF THE PROPOSAL

The financial effects of the Proposed Share Buy-Back are as follows:

5.1 Share capital

In the event the Company acquires the full amount of Sime Darby Shares authorised under the Proposed Share Buy-Back and all the Sime Darby Shares so acquired are cancelled, the issued and fully paid-up share capital of the Company will be as follows:

	No. of Sime Darby Shares	**Amount RM**
Existing issued and paid-up share capital (as at 29th September 2006)	2,466,560,674	1,233,280,337.00
Proposed Share Buy-Back	(246,656,067)	(123,328,033.50)
Total issued and paid-up share capital after the Proposed Share Buy-Back	2,219,904,607	1,109,952,303.50

However, the Proposed Share Buy-Back is not expected to have any effect on the issued and paid-up share capital if the Sime Darby Shares so purchased are retained as treasury shares but the rights attaching to the treasury shares as to voting, dividends and participation in other distribution or otherwise will be suspended. While these Sime Darby Shares remain as treasury shares, the Act prohibits the taking into account of such shares in calculating the number or percentage of shares in the Company for any purpose whatsoever including substantial shareholdings, takeovers, notices, requisitioning of meetings, quorum for meetings and the result of votes on resolutions.

5.2 Net assets and working capital

The effects of the Proposed Share Buy-Back on the net assets per share of the Company are dependent on the purchase price of the Sime Darby Shares and the loss in interest income to the Group.

If all the Sime Darby Shares purchased are subsequently cancelled, the Proposed Share Buy-Back will increase the net assets per share if the purchase price is less than the net assets per share at the time of the purchase. Conversely, the net assets per share will reduce if the purchase price exceeds the net assets per share at the time of the purchase.

The audited net assets of the Sime Darby Group as at 30th June 2006 was RM8,803.8 million or a net assets per share of RM3.57. The historical monthly highest and lowest prices of Sime Darby Shares as traded on Bursa Securities for the past twelve (12) months to 29th September 2006 are set out in Appendix I herein.

The Proposed Share Buy-Back will reduce the working capital of the Sime Darby Group, with the quantum depending on the purchase price of the Sime Darby Shares and the actual number of Sime Darby Shares bought back.

5.3 Earnings

The effects of the Proposed Share Buy-Back on the EPS of the Company are dependent on the purchase price of the Sime Darby Shares and the loss in interest income from the funds utilised for the Proposed Share Buy-Back. If the Sime Darby Shares bought back by the Company are cancelled, the net EPS of Sime Darby may increase as a result of the reduction in the issued and paid-up share capital of the Company as described in Section 5.1 above.

5.4 Dividends

Assuming the Proposed Share Buy-Back is implemented in full and Sime Darby's dividend quantum is maintained at historical levels, the Proposed Share Buy-Back will have the effect of increasing the dividend rate of Sime Darby as a result of the reduction in the issued and paid-up share capital of Sime Darby as discussed in Section 5.1 above.

The proposed final dividend and the interim dividend paid on each Sime Darby Share in respect of the financial year ended 30th June 2006 amount to a total distribution of 30 sen gross per share comprising 21 sen less Malaysian income tax at 28%, 5 sen tax exempt and 4.0 sen less Singapore tax at 20%.

6. PUBLIC SHAREHOLDING SPREAD

As at 29th September 2006, the public shareholding spread of the Company accounts for 44.01% of its total number of listed shares. If the Proposed Share Buy-Back is implemented in full i.e. the Company acquires the full amount of Sime Darby Shares authorised under the Proposed Share Buy-Back and assuming the shareholdings of the Directors, Major Shareholders, persons connected with Directors and/or Major Shareholders or shareholders holding less than 100 Sime Darby Shares remain the same, the proforma public shareholding spread will decrease to 37.79%.

Notwithstanding the above, the Board is mindful of the requirement that any purchase of Sime Darby Shares by the Company must not result in the public shareholding spread of Sime Darby falling below 25% of the total number of listed shares.

7. PURCHASE OR RESALE OF SIME DARBY SHARES IN THE PREVIOUS TWELVE (12) MONTHS

Sime Darby has not made any purchase or resale of Sime Darby Shares in the twelve (12) months preceding the date of this Statement. Therefore, no information on purchases made by the Company of its own shares was set out in the Company's 2006 Annual Report.

As at the date of this Statement, Sime Darby does not hold any Sime Darby Shares as treasury shares.

8. IMPLICATIONS OF THE CODE

In the event that the Proposed Share Buy-Back results in any substantial shareholder holding more than 33% of the voting shares of the Company, pursuant to the Code, the affected substantial shareholder will be obliged to make a mandatory offer for the remaining Sime Darby Shares not held by it.

In the event that the Proposed Share Buy-Back results in any substantial shareholder who already holds more than 33% of the voting shares of the Company increasing by more than 2% in any six (6) month period, pursuant to the Code, the affected substantial shareholder will be obliged to make a mandatory offer for the remaining Sime Darby Shares not held by it.

However, a waiver may be granted by the Securities Commission under Practice Note 2.9.10 of the Code, subject to the affected substantial shareholder complying with certain conditions, if the obligation is triggered as a result of action outside its direct participation.

9. CONDITION OF THE PROPOSAL

The Proposed Share Buy-Back is conditional upon the approval of the shareholders of the Company at the forthcoming AGM.

10. INTERESTS OF DIRECTORS, MAJOR SHAREHOLDERS AND PERSONS CONNECTED TO THEM

Save for the inadvertent increase in the percentage shareholding and/or voting rights of the shareholders of the Company as a consequence of the Proposed Share Buy-Back, none of the Directors, Major Shareholders and/or persons connected to them has any interest, direct or indirect, in the Proposed Share Buy-Back and, if any Sime Darby Shares acquired are held as treasury shares and later resold, in the resale of the treasury shares.

The following table illustrates the effects on the shareholdings of the Directors and Major Shareholders of Sime Darby as at 29th September 2006, being the most practicable date prior to the printing of this Circular, assuming that the Company implements the Proposed Share Buy-Back in full and that the Shares purchased are from public shareholders:

Directors	Before Proposed Share Buy-Back				After Proposed Share Buy-Back			
	Direct		Indirect		Direct		Indirect	
	No of shares held	%	No of shares held	%	No of shares held	%	No of shares held	%
Tan Sri Dato' Seri (Dr) Ahmad Sarji bin Abdul Hamid	-	-	-	-	-	-	-	-
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya	-	-	-	-	-	-	-	-
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	-	-	-	-	-	-	-	-
Tan Sri Abu Talib bin Othman	-	-	-	-	-	-	-	-
Tan Sri Datuk Dr Ahmad Tajuddin bin Ali	-	-	-	-	-	-	-	-
Datuk Khatijah binti Ahmad	10,000	*	-	-	10,000	*	-	-
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	-	-	-	-	-	-	-	-
Michael Wong Pakshong	65,000	*	-	-	65,000	*	-	-
Dato' Mohamed bin Sulaiman	-	-	-	-	-	-	-	-
Datuk Seri Panglima Andrew Sheng Len Tao	-	-	-	-	-	-	-	-

** Negligible*

Shareholders	Before Proposed Share Buy-Back				After Proposed Share Buy-Back			
	Direct		Indirect		Direct		Indirect	
	No of shares held	%	No of shares held	%	No of shares held	%	No of shares held	%
Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputra	763,482,132	30.95	-	-	763,482,132	34.39	-	-
Employees Provident Fund Board	416,075,805	16.87	-	-	416,075,805	18.74	-	-
Permodalan Nasional Berhad	200,448,900	8.13	-	-	200,448,900	9.03	-	-
Yayasan Pelaburan Bumiputra[1]	-	-	200,448,900	8.13	-	-	200,448,900	9.03

[1] Yayasan Pelaburan Bumiputra is deemed to have an indirect interest in the Company through its shareholding of 100% less one share in Permodalan Nasional Berhad

11. DIRECTORS' RECOMMENDATION

Having considered all aspects of the Proposed Share Buy-Back, the Directors are of the opinion that the Proposed Share Buy-Back is in the best interests of the Company. Accordingly, they recommend that you vote in favour of the ordinary resolution pertaining to the Proposed Share Buy-Back to be tabled at the forthcoming AGM.

This Statement is dated 12th October 2006.

PART B

LETTER TO SHAREHOLDERS
IN RELATION TO THE PROPOSED SHAREHOLDERS' MANDATE
FOR RECURRENT RELATED PARTY TRANSACTIONS
OF A REVENUE OR TRADING NATURE

Sime Darby

Sime Darby Berhad

(Company No.: 41759-M)
(Incorporated in Malaysia)

Registered Office
21st Floor, Wisma Sime Darby
Jalan Raja Laut
50350 Kuala Lumpur
Malaysia

12th October 2006.

Directors

Tan Sri Dato' Seri (Dr) Ahmad Sarji bin Abdul Hamid *(Non-Independent Non-Executive Chairman)*
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya *(Independent Non-Executive Deputy Chairman)*
Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid *(Group Chief Executive)*
Tan Sri Abu Talib bin Othman *(Non-Independent Non-Executive Director)*
Tan Sri Datuk Dr Ahmad Tajuddin bin Ali *(Non-Independent Non-Executive Director)*
Datuk Khatijah binti Ahmad *(Independent Non-Executive Director)*
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali *(Non-Independent Non-Executive Director)*
Michael Wong Pakshong *(Independent Non-Executive Director)*
Dato' Mohamed bin Sulaiman *(Independent Non-Executive Director)*
Datuk Seri Panglima Andrew Sheng Len Tao *(Independent Non-Executive Director)*

To: The Shareholders of Sime Darby Berhad

Dear Sir/Madam,

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

---

1. INTRODUCTION

At the AGM held on 25th October 2005, the Company had obtained a mandate from its shareholders to allow the Company and/or its subsidiaries to enter into recurrent Related Party Transactions of a revenue or trading nature which are necessary for the Group's day-to-day operations which are carried out in the ordinary course of business on normal commercial terms which are not more favourable to the Related Party than those generally available to the public. The mandate shall, in accordance with the Listing Requirements, expire at the conclusion of the forthcoming AGM of the Company.

On 29th August 2006, the Company announced that it proposes to seek the approval of its shareholders for the renewal of the Proposed Shareholders' Mandate.

The purpose of this Circular is to provide you with details of the Proposal, to set out the views of your Board and to seek your approval for the ordinary resolution pertaining to the Proposal to be tabled at the forthcoming AGM as Special Business. The Notice of the AGM and the Form of Proxy are enclosed in the Annual Report of the Company for the financial year ended 30th June 2006.

2. DETAILS OF THE PROPOSAL

The Board proposes to seek a shareholders' mandate to allow the Sime Darby Group to enter into recurrent Related Party Transactions of a revenue or trading nature in the normal course of business which are necessary for the day-to-day operations of the Group, provided such transactions are made at arms' length, on the Group's normal commercial terms which are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders. These include transactions such as those described in Section 2.1 below.

Notwithstanding the above, the Proposed Shareholders' Mandate sought does not cover any recurrent transactions of a revenue or trading nature involving companies in which the Employees Provident Fund Board ("EPF") and/or PNB and/or funds managed by PNB are interested, in view of the following:

(i) the conditions set out in Section 4.1(g) of Practice Note 14/2002 issued by Bursa Securities are expected to be fulfilled, and therefore, transactions involving companies in which EPF is interested would not be regarded as related party transactions; and

(ii) Bursa Securities had on 13th July 2004, pursuant to an application made by Sime Darby, granted a waiver to Sime Darby from having to comply with paragraphs 10.08 and 10.09 of the Listing Requirements in respect of transactions involving companies in which PNB and/or funds managed by PNB are interested. The Minister of Domestic Trade and Consumer Affairs had also issued a prescription effective from 28th February 2002, prescribing any right in respect of shares of a company in which PNB or any unit trust managed by PNB or its related companies is deemed to have an interest in, by virtue of Section 6A(4) of the Act, as not being an interest in the shares of the company.

2.1 Nature of recurrent Related Party Transactions

The principal activities of the Sime Darby Group are broadly categorised under the following business sectors:

(i) investment holding;

(ii) plantations;

(iii) property;

(iv) heavy equipment;

(v) motor vehicle;

(vi) energy and utilities;

(vii) general trading, services and others.

The types of recurrent Related Party Transactions covered by the Proposed Shareholders' Mandate relate principally to the payment of royalty and advertisement cost, procurement of motor vehicles and their components, accounting and ancillary services, purchase of products and services, rental of premises, procurement of management and technical advice and purchase of agricultural tractors, engines and parts; conducted in the ordinary course of the Group's businesses as stated above.

2.1.1 Details of the existing recurrent Related Party Transactions contemplated are tabulated below:

Company	Transacting Party	Nature of Transaction	Related Party	Estimated value[1] RM'million
Inokom Corporation Sdn Bhd ("ICSB")	Hyundai Motor Company	Payment of royalty and advertisement cost by ICSB to Hyundai Motor Company; procurement of motor vehicles and their components, and ancillary services by ICSB from Hyundai Motor Company	Hyundai Motor Company[2]	650
	Hyundai Motor India Ltd	Procurement of motor vehicles components by ICSB from Hyundai Motor India Ltd	Hyundai Motor Company[3]	40
Sime Rengo Packaging (Malaysia) Sdn Bhd ("SRPM")	Rengo Co. Ltd.	Purchase of goods and procurement of management and technical advice by SRPM from Rengo Co. Ltd.	Rengo Co. Ltd.[4]	6
Sime Rengo Packaging (S) Pte Ltd ("SRPS")	Rengo Co. Ltd	Purchase of goods and procurement of management and technical advice by SRPS from Rengo Co. Ltd.	Rengo Co. Ltd.[4]	6
Sime Kubota Sdn Bhd ("SK")	Kubota Corporation	Purchase of agricultural tractors, engines and parts by SK from Kubota Corporation	Kubota Corporation[5]	20
Syarikat Malacca Straits Inn Sdn Bhd ("SMSI")	Hotel Equatorial Management Sdn Bhd	Procurement of hotel operation management and technical advice by SMSI from Hotel Equatorial Management Sdn Bhd	Hotel Equatorial (M) Sdn Bhd[6]	1.5

Notes:

1. *The values are merely estimates for the period from the forthcoming AGM to the next AGM based on the audited financial statements for the financial year ended 30th June 2006. The actual amount transacted may vary.*
2. *Hyundai Motor Company is a major shareholder of ICSB (a subsidiary of Sime Darby), holding 15,000,000 ordinary shares of RM1.00 each, representing 15% equity interest in ICSB as at 29th September 2006.*
3. *Hyundai Motor India Ltd is a subsidiary of Hyundai Motor Company which is a major shareholder of ICSB as at 29th September 2006.*
4. *Rengo Co. Ltd. is a major shareholder of SRPM and SRPS, (both subsidiaries of Sime Darby), holding 15,000,000 ordinary shares of RM1.00 each, representing 30% equity interest in SRPM and 801,600 ordinary shares of S$1.00 each, representing 33.4% equity interest in SRPS as at 29th September 2006.*

5 *Kubota Corporation is a major shareholder of SK (a subsidiary of Sime Darby), holding 700,000 ordinary shares of RM1.00 each, representing 7% equity interest in SK as at 29th September 2006.*

6 *Hotel Equatorial Management Sdn Bhd is a wholly-owned subsidiary of Hotel Equatorial (M) Sdn Bhd which is a major shareholder of SMSI (a subsidiary of Sime Darby), holding 5,100,000 ordinary shares of RM1.00 each, representing 15% equity interest in SMSI as at 29th September 2006.*

2.1.2 Details of new recurrent Related Party Transactions contemplated are tabulated below:

Company	Transacting Party	Nature of Transaction	Related Party	Estimated value[1] RM'million
Ford Malaysia Sdn Bhd ("FMSB")	Ford Motor Company and its following subsidiaries:- - Ford Australia - Ford Britain LLC - Ford Group Philippines - Ford International Business Development Inc. - Ford Lio Ho Motor Co. (Taiwan) - Ford Motor Co. LLC – Thailand - Ford Operations Thailand - Ford Trading Company LLC - Ford Motor Co. New Zealand - Ford Business Services Company - Ford India	Procurement of motor vehicles and their components, accounting and ancillary services by FMSB from Ford Motor Company and its subsidiaries.	Ford Motor Company[7]	300
Otofin Sdn Bhd ("OSB")	Kartika Gemilang Sdn Bhd ("KGSB") Otofin Power (Johor) Sdn Bhd ("OPJ") Mareqsue Sdn Bhd ("MSB")	Purchase of products and services by OSB from OPJ and MSB	Toh Hong Hooi[8]	1
		Rental of premises by OSB from KGSB[9]	Toh Hong Hooi[8]	1

Notes:

1 *The values are merely estimates for the period from the forthcoming AGM to the next AGM based on the audited financial statements for the financial year ended 30th June 2006. The actual amount transacted may vary.*

7 *Ford Motor Company is a major shareholder of FMSB (a subsidiary of Sime Darby), holding 12,250,000 ordinary shares of RM1.00 each, representing 49% equity interest in FMSB as at 29th September 2006.*

8 *Mr Toh Hong Hooi is a Director and shareholder of OSB, KGSB and OPJ. He also has indirect interest in MSB as at 29th September 2006.*

9 *Rental is for a period not exceeding 3 years and payment of rental is on a monthly basis.*

2.2 Review procedures for the recurrent Related Party Transactions

The Sime Darby Group has established guidelines and procedures to ensure that recurrent Related Party Transactions are conducted on normal commercial terms consistent with the Group's normal business practices and policies which are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders.

The procedures established by the Sime Darby Group are as follows:

(i) A list of Related Parties shall be circulated to the operating divisions and subsidiaries, updated, if required, on a quarterly basis, for their reference in ensuring that all transactions with such Related Parties are undertaken on arms' length basis and on normal commercial terms which are not more favourable to the Related Parties than those generally available to the public. These include transacting at the prevailing market rates/prices of the service or product provider's usual commercial terms (including, where appropriate, preferential rates and discounts accorded for bulk purchases which are the same as those accorded for third-party bulk purchases), or otherwise in accordance with applicable industry norms.

(ii) All operating divisions and subsidiaries shall review their existing information systems to ensure that features are incorporated into the systems for capturing information on recurrent Related Party Transactions at source, for instance, when purchase requisitions are raised.

(iii) Records shall be maintained to capture all recurrent Related Party Transactions which are entered into pursuant to the Proposed Shareholders' Mandate. Details of the recurrent Related Party Transactions made during the financial year shall be submitted to the Group Finance Department annually for disclosure in the Company's Annual Report but where necessary, monthly reports shall be generated.

(iv) All divisions and subsidiaries are required to comply with the Sime Darby Group Policies and Authorities ("GPAs"). The GPAs establish the minimum standards of corporate governance practices expected of the companies within the Group in pursuit of Sime Darby's corporate objectives. The GPAs covering the following areas have relevance in respect of Related Party Transactions:

➢ defined authority limits for approval of proposed capital expenditure which include the leasing or renting of premises/assets for a period exceeding one (1) year. Details of the transacting parties, particularly if it is a Related Party, and the terms of the transaction must be furnished in the proposal.

➢ policies on conflicts of interests which require Directors and employees to act in good faith at all times in the best interests of the companies within the Group.

➢ the requirement for the corporate assurance team to review the internal control systems of the Group so as to reasonably provide assurance to the Board, the Audit & Accounts Committee and management, of the proper conduct and adherence to controls and procedures.

➢ policies on Directors' purchases of the Group's products which should not be on terms that are more favourable than those offered to the public or, in the case of Executive Directors, those offered to employees of the Group under any staff purchase scheme. Directors are required to obtain clearance from the Group Secretarial Department before purchasing products from the Group exceeding a certain limit.

➢ tendering procedures to ensure competitive bidding principles are observed in the procurement of goods and services. These include the setting up of tender committees, and having a sufficient number of vendors (normally not less than three (3)) to bid where all priced bids received are on a sealed basis and are appropriately documented as well as witnessed upon opening.

- specified duties and roles of the audit committees of all subsidiaries in the Sime Darby Group, which shall include, inter alia, the review of recurrent Related Party Transactions.

(v) Any Director who has an interest in any transaction shall abstain from board deliberations and voting on the relevant resolution(s) in respect of the recurrent Related Party Transaction.

(vi) The corporate assurance plan shall incorporate a review of the recurrent Related Party Transactions entered into as well as management's system and procedures to capture and compile information of such transactions. The Audit & Accounts Committee shall review the corporate assurance reports to ascertain whether the established guidelines and procedures for recurrent Related Party Transactions have been complied with.

(vii) Any member of the Audit & Accounts Committee may, as he deems fit, request for additional information pertaining to recurrent Related Party Transactions from independent sources or advisers.

2.3 Statement by the Audit & Accounts Committee

The Audit & Accounts Committee is satisfied that the guidelines and procedures established for recurrent Related Party Transactions are sufficient to ensure that such transactions will be carried out on normal commercial terms which are not prejudicial to the interests of shareholders, and the terms of the recurrent Related Party Transactions are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders of Sime Darby.

The Audit & Accounts Committee will, at its discretion, amend the guidelines and procedures which are no longer appropriate or adequate, to ensure that the recurrent Related Party Transactions are, at all times, carried out on terms consistent with the Group's practices and are not to the detriment of the minority shareholders.

As at 29th September 2006,, the Audit & Accounts Committee comprises the following members:

- Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya *(Independent Non-Executive Chairman of the Committee)*
- Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali *(Non-Independent Non-Executive Director)*
- Tan Sri Datuk Dr Ahmad Tajuddin bin Ali *(Non-Independent Non-Executive Director)*
- Datuk Khatijah binti Ahmad *(Independent Non-Executive Director)*
- Dato' Mohamed bin Sulaiman *(Independent Non-Executive Director)*

2.4 Validity period of the Proposed Shareholders' Mandate

The Proposed Shareholders' Mandate will take effect from the passing of the ordinary resolution in relation thereto at the forthcoming AGM and will continue to be in force until the conclusion of the 2007 AGM of Sime Darby or the expiry of the period within which the 2007 AGM is required to be held pursuant to Section 143(1) of the Act (but shall not extend to such extensions as may be allowed pursuant to Section 143(2) of the Act), unless earlier revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

2.5 Disclosure

The Company has disclosed details of the recurrent Related Party Transactions entered into during the financial year ended 30th June 2006 in its 2006 Annual Report in accordance with *Section 4.1.5 of Practice Note 12/2001 of the Listing Requirements.*

Similar disclosure will be made in the Annual Report for the subsequent financial year during which the Proposed Shareholders' Mandate is in force, providing amongst others, the following information:-

(i) the type of recurrent Related Party Transactions made; and

(ii) the name of the Related Parties involved in each type of recurrent Related Party Transactions made, and their relationship with Sime Darby.

3. RATIONALE FOR AND BENEFITS OF THE PROPOSAL

The recurrent Related Party Transactions to be entered into will be in the ordinary course of business on arms' length basis and on normal commercial terms which are not detrimental to the interests of the minority shareholders.

The recurrent Related Party Transactions are intended to meet the business needs of the Group on the best possible terms as well as to explore beneficial business opportunities within the Group and with its joint-venture partners. The Group has had long-standing business relationships with the Related Parties and the close co-operation has reaped mutual benefits which are expected to continue to be beneficial to the business of the Group.

By obtaining the Proposed Shareholders' Mandate, the necessity to make frequent announcements to Bursa Securities and to convene separate general meetings from time to time to seek shareholders' approval as and when such recurrent Related Party Transactions occur as required under the Listing Requirements would not arise. This will reduce substantial administrative time, inconvenience and expenses associated with the making of announcements or the convening of such meetings on an ad-hoc basis, without compromising the corporate objectives of the Group or adversely affecting the business opportunities available to the Group.

4. EFFECTS OF THE PROPOSAL

The Proposed Shareholders' Mandate will not have any impact on the share capital, net assets, earnings, dividends or substantial shareholding structure of Sime Darby.

5. CONDITION OF THE PROPOSAL

The Proposed Shareholders' Mandate is subject to the approval of the shareholders of Sime Darby at the forthcoming AGM.

6. INTERESTS OF DIRECTORS, MAJOR SHAREHOLDERS AND PERSONS CONNECTED TO THEM

Save as disclosed in *Section 2.1*, none of the other Directors, Major Shareholders and/or Persons Connected to them has any interest, direct or indirect, in the Proposed Shareholders' Mandate. None of the interested Directors, Major Shareholders and/or Persons Connected to them has any direct or indirect shareholding in Sime Darby as at 29th September 2006.

The interested Director and Major Shareholders as disclosed in Section 2.1 have undertaken that they will abstain from voting on the resolution relating to the Proposed Shareholders' Mandate should any of them acquire any shares in Sime Darby during the period from 29th September 2006, to the date of the forthcoming AGM.

The interested Director and Major Shareholders have also undertaken that they will ensure that such Persons Connected to them will abstain from voting on the resolution relating to the Proposed Shareholders' Mandate should any of them acquire any shares in Sime Darby during the period from 29th September 2006, to the date of the forthcoming AGM.

7. DIRECTORS' RECOMMENDATION

Having considered all aspects of the Proposed Shareholders' Mandate, the Directors of Sime Darby are of the opinion that the Proposed Shareholders' Mandate is in the best interests of the Company. Accordingly, they recommend that you vote in favour of the ordinary resolution pertaining to the Proposed Shareholders' Mandate to be tabled at the forthcoming AGM.

8. AGM

The Twenty-Eighth AGM of the Company, the Notice of which is enclosed in the 2006 Annual Report of the Company, will be held at the Ballroom 3, First Floor, Sime Darby Convention Centre, No. 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur, Malaysia, on Tuesday, 7th November 2006 at 11.30 a.m., for the purpose of considering and, if thought fit, approving, inter alia, with or without modifications, the ordinary resolution on the Proposed Shareholders' Mandate, as Special Business.

If you are unable to attend and vote in person at the AGM, you are requested to complete, sign and return the Form of Proxy, which is attached together with the 2006 Annual Report of the Company, in accordance with the instructions printed thereon as soon as possible and, in any event, so as to arrive at the office of the Share Registrar of the Company, Epsilon Registration Services Sdn Bhd at 312, 3rd Floor, Block C, Kelana Square, 17 Jalan SS7/26, 47301 Petaling Jaya, Selangor Darul Ehsan, Malaysia not later than forty-eight (48) hours before the time fixed for holding the AGM or any adjournment thereof.

The completion and lodgement of the Form of Proxy will not preclude you from attending and voting in person at the AGM should you subsequently decide to do so.

9. FURTHER INFORMATION

Shareholders are advised to refer to the Appendix I attached herewith for further information.

Yours faithfully
for and on behalf of the Board of Directors of
SIME DARBY BERHAD

TAN SRI DATO' SERI (DR) AHMAD SARJI BIN ABDUL HAMID
Chairman

1. RESPONSIBILITY STATEMENT

The Directors of Sime Darby have seen and approved this Circular. The Directors, collectively and individually, accept full responsibility for the information contained in this Circular and confirm that to the best of their knowledge and belief, after making all reasonable enquiries, there are no other facts the omission of which would make any statement herein misleading.

2. MATERIAL CONTRACTS

Save as disclosed below, there are no other material contracts which have been entered into by the Sime Darby Group during the two (2) years immediately preceding the date of this Circular, other than contracts entered into in the ordinary course of business:

A Share Purchase Agreement dated 19th October 2004 between Pesida Equipment Sdn Bhd and Sembcorp Utilities Pte Ltd ("SCU") in relation to the acquisition of 12,000,000 ordinary shares of RM1.00 each representing 30% of the issued share capital of Sime Darby Engineering Sdn Bhd (formerly known as Sime Sembcorp Engineering Sdn Bhd) from SCU for a total cash consideration of RM65,000,000.

3. MATERIAL LITIGATION

Save as disclosed below, the Sime Darby Group is not engaged in any material litigation, claims or arbitration, either as plaintiff or defendant. The Directors of Sime Darby are not aware of any proceedings, pending or threatened against the Company and/or its subsidiaries or of any facts likely to give rise to any proceedings which might materially or adversely affect the position or business of the Company and/or its subsidiaries.

(i) Berkeley Sdn. Bhd. ("BSB") commenced a legal suit against Consolidated Plantations Berhad ("CPB") for breach of a sale and purchase agreement and seeks damages amounting to RM54 million (or alternatively RM34 million) on the basis that CPB had failed to deliver a subdivided title in respect of 85 acres of land purchased by BSB.

BSB's claim for damages was dismissed with costs by the High Court on 9th March 2002 and BSB had appealed to the Court of Appeal on 27th March 2002. No date of hearing has been fixed by the Court of Appeal.

(ii) Certain minority shareholders of Sime Bank Berhad ('Sime Bank') had taken legal action against Sime Darby Berhad ("SDB") for failing to make a general offer to the rest of the shareholders when 60.35% of the equity of Sime Bank was acquired. On 31st March 2003, the High Court had decided in favour of the minority shareholders. However, the quantum of damages and costs to be awarded to the plaintiffs has yet to be assessed, and the assessment proceedings are now fixed for mention before the Registrar on 11th December 2006.

SDB filed notices of appeal against the decision of the High Court on 24th April 2003. The Court of Appeal heard the appeals on 14th September 2005 and a decision is awaited. Meanwhile, two other former shareholders of Sime Bank have filed actions of a similar nature against SDB.

(iii) Sime Bank had financed certain transactions of Teras Cemerlang Sdn. Bhd. ("TCSB"), which securities were pledged to Sime Bank. Sime Bank sued TCSB for failing to repay the facility granted to it and TCSB filed a counterclaim against Sime Bank, Sime Securities Sdn. Bhd. ("SS"), SDB and Shafiq Sit Abdullah ("SSA"), alleging that SDB as the ultimate owners of SS and the employer of SSA, are vicariously responsible for the transactions allegedly carried out by SSA in dealings between SS and TCSB.

SDB filed an application to strike out TCSB's claim against it. On 9th October 2002, TCSB filed an application for stay of the striking out proceedings on the grounds that as TCSB was in Special Administration, then there ought to be a moratorium and the court had granted a stay of these applications. SDB had filed an appeal to the Court of Appeal against this decision. No hearing date has been fixed by the Court of Appeal as yet.

SDB has appealed against the Senior Assistant Registrar's decision for refusal to strike out TCSB's counterclaim. On 13th September 2006, the Judge has vacated the hearing of the appeal and fixed the matter for mention on 9th November 2006 pending settlement.

(iv) Sime Winner Holdings Limited ("Sime Winner"), a subsidiary of Sime Darby China Limited, had filed legal proceedings in Hong Kong against CM2 Limited ("CM2"), a company incorporated in Hong Kong, for an account and return of monies owing to it up to approximately HK$107 million arising from an agency arrangement under which CM2 was appointed by Sime Winner to, inter alia, issue invoices to certain purchasers, receive such monies from those purchasers, and to transmit such monies to Sime Winner.

On 4th May 2005, Sime Winner obtained an injunction against CM2 to, amongst other things, prevent CM2 from disposing its assets up to the amount of HK$107 million.

(v) Inokom Corporation Sdn. Bhd., a subsidiary of Sime Darby Motors Sdn. Bhd., and Quasar Carriage Sdn. Bhd., (collectively hereinafter known as the "Plaintiffs") are claiming against:

(a) Renault SA for breach of contract, breach of fiduciary duties and/or fraudulent misrepresentation.

(b) Renault SA, Tan Chong Motors Holdings Bhd ("TCMH") and TC Euro Cars Sdn. Bhd. ("TCEC") for conspiring to injure.

(collectively hereinafter referred to the "Plaintiffs' Suit")

Renault SA had filed an application for stay of proceedings in respect of the Plaintiffs' Suit pending arbitration ("Renault Application"). The Renault Application was dismissed and an appeal to the Court of Appeal had been filed. The Court of Appeal has granted a stay of proceedings in respect of the Plaintiffs' Suit pending the hearing of the Renault Application, which date has yet to be fixed.

TCMH and TCEC had filed applications in the court to strikeout the Plaintiffs' Suit and the applications were dismissed. Their appeals to the Court of Appeal against the decisions are currently pending.

4. HISTORICAL SHARE PRICES

The monthly highest and lowest prices of Sime Darby Shares as traded on Bursa Securities for the past twelve (12) months to 29th September 2006, are as follows:

	High (RM)	Low (RM)
2005		
October	6.25	6.10
November	6.40	6.05
December	6.25	6.10
2006		
January	6.25	6.10
February	6.30	6.10
March	6.20	6.00
April	6.20	5.90
May	6.20	5.70

June	6.00	5.30
July	5.40	5.75
August	5.55	6.05
Up to 29th September		
The last transacted price of Sime Darby Shares on 29th August 2006 being the latest trading day prior to the announcement of the Proposed Share Buy-Back and Proposed Shareholders' Mandate		5.75
The last transacted price of Sime Darby Shares on 29th September 2006, being the latest practicable day prior to the printing of this Circular		6.00

Source : The Star

5. DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal office hours at the registered office of the Company at 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur, Malaysia, from the date of this Circular up to and including the date of the AGM:

(i) Memorandum and Articles of Association of Sime Darby;
(ii) Material contract referred to in paragraph 2 above;
(iii) Cause papers in relation to the material litigation referred to in paragraph 3 above; and
(iv) Audited financial statements of Sime Darby for the past two (2) financial years ended 30th June 2006.